Exhibit 2.01

SHARE PURCHASE AGREEMENT

by and among

ING REAL ESTATE INVESTMENT MANAGEMENT HOLDING B.V. AND OTHERS

and

CB RICHARD ELLIS, INC.

AND OTHERS

Dated as of February 15, 2011

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-ii-

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Section 8.9	Right to Recover	93
Section 8.10	Double Claims	94
Section 8.11	Claims; Third Party Claim Indemnification Procedures	94
Section 8.12	Adjustment to the Purchase Price	98
Section 8.13	Remedies	99

ARTICLE IX
TERMINATION

Section 9.1	Termination	99
Section 9.2	Effect of Termination	99
Section 9.3	Additional Rights and Remedies	100

ARTICLE X
MISCELLANEOUS

Section 10.1	Notices	100
Section 10.2	No Assignment	101
Section 10.3	Whole Agreement; Conflict with Other Transaction Documents	102
Section 10.4	Announcements	102
Section 10.5	Costs	102
Section 10.6	Further Assurances	103
Section 10.7	Governing Law; Injunctive Relief; Consent to Jurisdiction; Waiver of Trial by Jury	103
Section 10.8	Counterparts	104
Section 10.9	Headings	104
Section 10.10	Severability	104
Section 10.11	Joint Negotiation	104
Section 10.12	Sellers’ Representative	104
Section 10.13	Purchasers’ Representative	105
Section 10.14	Amendments	105
Section 10.15	Payments	105
Section 10.16	No Benefit to Third-Parties; No Recourse	106
Section 10.17	Fulfillment of Obligations	106

ANNEXES

Annex 1	Details Regarding Shares and Sale Assets
Annex 2	Assignment Requirements, Consent Process and Transfer Restrictions
Annex 3	Management Fees and Assets Under Management
Annex 4	Closing Balance Sheet Format
Annex 5	Closing Share Statement Principles
Annex 6	Pre-Closing Reorganization Transactions
Annex 7	Market Neutral Closing Asset Calculation Policies
Annex 8	Employees
Annex 9	Senior Employees
Annex 10	Specified Funds

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Annex 11	Sellers’ Warranty Personnel
Annex 12	CRES Financial Statements
Annex 13	Branding Guidelines
Annex 14	Pre-Closing Financial Statements
Annex 15	Transitional Services Agreement
Annex 16	Government Consents
Annex 17	Form of Joinder Agreement
Annex 18	Clarion Partners Non-compete Agreement
Annex 19	Clarion Partners Trademark License Agreement
Annex 20	ING Trademark License Agreement
Annex 21	Trademark Assignment Agreement

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This SHARE PURCHASE AGREEMENT, dated as of February 15, 2011, by and among ING Real Estate Investment Management Holding B.V. (the “Sellers’ Representative”), each of the “Share Seller” and “Asset Sellers” whose names are set forth in Annex 1 (Details Regarding Shares and Sale Assets), CB Richard Ellis, Inc. (the “Purchasers’ Representative”) and each of the “Share Purchaser” and “Asset Purchasers” whose names are set forth in Annex 1 (Details Regarding Shares and Sale Assets), for the purposes of Section 5.17 only, ING Bank N.V. and for the purposes of Section 5.18 only, CB Richard Ellis Group, Inc.

W I T N E S S E T H:

WHEREAS, on the terms and conditions set forth herein, the Sellers desire to sell to the Purchasers, and the Purchasers desire to purchase from the Sellers, the Shares and Sale Assets.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Account” means any Existing Account or New Account, as the case may be;

“Accounts Date” means December 31, 2009;

“Adobe Fund” means any Fund organized or sponsored by a Target Company. For the avoidance of doubt, an Adobe Fund shall not include any Third Party Fund;

“Adobe Fund Financial Statements” has the meaning set forth in Section 3.18(c) (Funds);

“Advisory Contract” means any investment advisory, sub-advisory, investment management, trust or similar agreement with or between a Target Company and any Adobe Fund or Client including in respect of any New Account created after the date hereof. The term “Advisory Contract” shall not include any Side Letter;

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. As used in this definition, the term “controls” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise. The term “Affiliate” (when used with reference to any member of the Sellers’ Group or a Target Company) shall not include any Fund or any Fund Subsidiary;

“Affiliate Assignment” has the meaning set forth in Section 10.6 (Further Assurances);

“Aggregate Estimated Sale Assets Closing Amount” has the meaning set forth in Section 2.5(b)(ii) (Purchase Price);

“Aggregate Sale Asset Purchase Price” means for the Sale Assets in the aggregate, the Sale Asset Purchase Price as of Closing as set forth in the Closing Sale Asset Statement;

“Agreement” means this agreement dated as of February 15, 2011 and the Disclosure Letters, as this Agreement may be amended from time to time in accordance with its terms;

“Antitrust Laws” means all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade;

“Applicable Fee” means in respect of (i) any Existing Account, the Reference Annualized Management Fees for such Existing Account, and (ii) any New Account, the fees that may be charged as recurring management fees (for the avoidance of doubt, such management fees shall not include any Performance Fees) by the relevant Target Company on an annual basis in respect of the relevant New Account (as of any relevant date of calculation), taking into account any applicable fee discounts or rebates, portions of such fees payable to third-parties, fee sharing and minimum fee level arrangements, and other similar adjustments (“Fee Adjustments”) set forth therein at the time such New Account is entered into, and any modifications thereto consented to by the Purchasers’ representative in writing pursuant to Section 5.1(a)(xi) (Conduct of the Target Business) (on such terms as are reflected in such consent), in each case calculated consistent with the Calculation Principles;

“Applicable Rate” means from time to time LIBOR plus 100 basis points;

“APX” means the “Advent Portfolio Exchange” portfolio accounting system, as operated and administered by the Target Companies in the Ordinary Course;

“Article VIII Tax Representations and Warranties means the Sellers’ Representations or Warranties contained in Section 3.11(b), Section 3.11(d), Section 3.11(e), Section 3.11(g), Section 3.18(n), Section 3.18(o), or Section 3.18(p);

“Asset Purchaser” means, in relation to each Sale Asset set forth in Part 2 (Details of the Asset Sellers, Asset Purchasers, etc.) of Annex 1 (Details Regarding Shares and Sale Assets), the member of the Purchasers’ Group whose name is set forth against that Sale Asset as purchaser, or such other Person as the Purchasers’ Representative may designate prior to Closing in accordance with Section 10.2(b), Section 10.2(c) and Section 10.2(d) (No Assignment);

“Asset Seller” means, in relation to each Sale Asset set forth in Part 2 (Details of the Asset Sellers, Asset Purchasers, etc.) of Annex 1 (Details Regarding Shares and Sale Assets), the member of the Sellers’ Group whose name is set forth against that Sale Asset as the seller of such Sale Asset;

“Assignment Requirements” means, with respect to any Advisory Contract, the consents and approvals set out in Part 1 (Assignment Requirements) of Annex 2 (Assignment Requirements, Consent Process and Transfer Restrictions) and any other consents and approvals required under applicable Law or any Contract to effect (i) the assignment or continuation of such Advisory Contract or the replacement of such Advisory Contract with a New Advisory Contract in connection with the Transactions, or (ii) a “change of control” of the advisor, sub-advisor, investment manager, trustee or similar such party in connection with the Transactions;

“Assumed Obligations” means, in respect of any Sale Asset, those obligations related to such Sale Asset arising from and after the Closing specified in Part 2 (Details of the Asset Sellers, Asset Purchases, etc.) of Annex 1 (Details Regarding Shares and Sale Assets) (and, for the avoidance of doubt, Assumed Obligations shall exclude any Taxes resulting from items of income, gain, loss, deduction and credit with respect to the Sale Assets allocable to the portion of a taxable period that ends on the Closing Date pursuant to Section 7.3(b) (Proration and Determination of Taxes);

“Audited Financial Statements” has the meaning set forth in Section 3.6(c) (Financial Statements);

“Base Assets” means, with respect to any Existing Account, the Market Value of assets under management by the relevant Target Company for such Existing Account , as set forth in Annex 3 (Management Fees and Assets Under Management) against the name of such Existing Account;

“Benefits Plan” means any benefits plan that is an “employee benefit plan” (within the meaning of Section 3(3) of ERISA, including any “multiemployer plan” within the meaning of Section 3(37) of ERISA), and any stock purchase, stock option, bonus, profit sharing, deferred compensation, incentive compensation, holiday, employment, consulting, hospitalization, medical insurance, welfare, fringe benefit, collective bargaining, jubilee payment, long service award, change in control, retention, severance, employee loan, or other employee benefits plan, program, policy, agreement, arrangement or understanding, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Transactions or otherwise), under which: (i) any Company Employee has any present or future right to benefits and that is contributed to, sponsored by, or maintained by the Sellers or any of the Target Companies; or (ii) any of the Target Companies has or could be reasonably expected to have any present or future Liability; for the avoidance of doubt, the term “Benefits Plans” includes each Retirement Benefit Arrangement;

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Amsterdam or New York City are authorized or obligated by Law or executive order to close;

“Calculation Principles” means the methodologies and policies applied by the Target Companies in the calculation of Base Assets, the Reference Annualized Management Fees and the Fee Adjustment, as set forth in Annex 3 (Management Fees and Assets Under Management), including the extraction of all relevant valuation and revenue data from APX (without adjustment or reconciliation);

“Cash” means the amount to be set forth against the “Cash” entry in the statement in the form of Annex 4 (Closing Balance Sheet Format) and determined in accordance with the accounting principles set forth in Annex 5 (Closing Share Statement Principles). For the avoidance of doubt, Cash (i) shall include all cash in hand, all cash held in any account with a bank or other financial institution, all cheques received but not yet presented or presented but not yet cleared (except where returned unpaid) net of all cheques to third parties which have been written but not yet presented or presented but not yet cleared, all cash received from customers but not yet allocated to a particular transaction and all cash equivalents (including certificates of deposit, money market investments and quoted debt or equity securities that are readily realizable and all other readily realizable securities) and (ii) shall not include Restricted Cash;

“Cash Adjustment Amount” has the meaning set forth in Section 2.6(a)(v) (Closing Share Statement);

“Claim Notice” has the meaning set forth in Section 8.11(c) (Claims; Third Party Claim Indemnification Procedures);

“Clarion Partners Agreements” means the Clarion Partners Non-compete Agreement and the Clarion Partners Trademark License Agreement.

“Clarion Partners Business” means the business of ING Clarion Partners Holdings, Inc. and its subsidiaries;

“Clarion Partners Non-compete Agreement” means the Non-competition/Non solicitation Agreement entered into on the date hereof and attached hereto as Annex 18;

“Clarion Partners Trademark License Agreement” means the Trademark License Agreement entered into on the date hereof and attached hereto as Annex 19;

“Client” means, with respect to a Target Company, any Person (other than an Adobe Fund) for which such Target Company acts as investment advisor, manager, sub-advisor, sub-manager, or in another similar capacity pursuant to an Advisory Contract;

“Closing” means the completion of the sale and purchase of the Shares and the Sale Assets pursuant to this Agreement (subject to any Delayed Sale Asset Closing);

“Closing Balance Sheet” means the balance sheet to be provided along with the (i) Preliminary Closing Statement and (ii) Closing Share Statement and for both subsections (i) and (ii) prepared in accordance with Annex 4 (Closing Balance Sheet Format);

“Closing Cash” has the meaning set forth in Section 2.6(a)(v) (Closing Share Statement);

“Closing Date” means the date on which the Closing occurs;

“Closing Indebtedness” has the meaning set forth in Section 2.6(a)(vi) (Closing Share Statement);

“Closing Restricted Cash Balances” has the meaning set forth in Section 5.22 (Restricted Cash);

“Closing Sale Asset Statement” has the meaning set forth in Section 2.7(a) (Closing Sale Asset Statement);

“Closing Share Statement” means the statement to be prepared by the Sellers’ Representative in accordance with Section 2.6 (Closing Share Statement) and agreed or determined pursuant to Section 2.6 (Closing Share Statement);

“Closing Specified Liabilities” has the meaning set forth in Section 2.6(a)(vii) (Closing Share Statement);

“Closing Statement” means a Closing Share Statement or a Closing Sale Asset Statement, as the case may be;

“Closing Working Capital” has the meaning set forth in Section 2.6(a)(vii) (Closing Share Statement);

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Company” means ING REI Clarion Holding, Inc.;

“Company 401(k) Plan” has the meaning set forth in Section 5.6(g) (Employees and Retirement Benefit Arrangements);

“Company Benefits Plans” has the meaning set forth in Section 3.11(a) (Retirement Benefit Arrangements and Benefits Plans);

“Company Deferred Compensation Plan” has the meaning set forth in Section 5.6(h) (Employees and Retirement Benefit Arrangements);

“Company Employees” means any current or former employee or director of any of the Target Companies;

“Confidentiality Agreements” means the confidentiality agreements dated July 30, 2010 and November 17, 2010 between ING Groep N.V. and CB Richard Ellis Investors, LLC;

“Consented Contingent Fund” means any Contingent Fund (i) the Assignment Requirements for which are satisfied no later than 5:00 p.m., New York City time, on the Registered Fund Reconciliation Date, and (ii) that remains in existence as of the date such Assignment Requirements are satisfied;

“Contingent Fund” means a Registered Fund (other than a Specified Fund) with respect to which the Fund Board of such Registered Fund has approved an Interim Advisory Contract pursuant to Rule 15a-4 under the Investment Company Act and the shareholders of such Registered Fund have not yet approved a New Advisory Contract as of the relevant Determination Date;

“Continuing Account” means (A) any Existing Account set forth on Annex 3 (Management Fees and Assets Under Management) and designated as an “Included Account” therein, and (B) any New Account, and with respect to each of (A) and (B), (i) that remains in existence as of the relevant Determination Date, (ii) the Assignment Requirements for which have been satisfied by 5:00 p.m., New York City time, on the relevant Determination Date, (iii)

that was not or is not terminated, and with respect to which the applicable Client has not provided to the Target Companies or the Sellers written notice to terminate or to withdraw all funds from such Existing Account or New Account prior to the relevant Determination Date, and (iv) in the case of a Fund, with respect to which the manager and/or investment advisor to such Fund has not issued a written recommendation to unwind such Fund, or the required percentage of the investors in such Fund (as set forth in the applicable Fund Documents) have not voted or consented to, or otherwise evidenced in writing a determination to, unwind such Fund, prior to the relevant Determination Date. For the avoidance of doubt, a Continuing Account will not include any Contingent Fund;

“Continuing Employee” means any Person who continues in the employ of any of the Target Companies immediately following the Closing;

“Contract” means any contract, agreement, license, indenture, lease or other written instrument of any kind to which any Target Company is a party or by which it or any of its assets or properties is bound, but shall exclude any Benefits Plan;

“Conversion Rate” has the meaning set forth in Section 1.3(d) (Other Definitional Provisions);

“Copyrights” means all worldwide copyrights in published and unpublished works of authorship, including databases and other compilations of information, computer and electronic data processing programs and software, both source code and object code, the copyrights therein and thereto, the registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof;

“CPA Firm” has the meaning set forth in Section 2.8(c) (Dispute Resolution);

“CRES Financial Statements” has the meaning set forth in Section 3.6(c) (Financial Statements);

“Currency Exchange Rate” means, with respect to any amount denominated in a currency other than the U.S. Dollar, the spot closing mid-point rate for a transaction between such foreign currency and the U.S. Dollar on the applicable date, as quoted on the relevant page on the Bloomberg Information service or, if no such rate is quoted on that date, on the last preceding date on which such rates are quoted;

“D&O Insurance” has the meaning set forth in Section 3.20 (Insurance);

“Data Room” means the virtual data room containing documents and information relating to, among other things, the Target Companies, the Sellers, the Target Business, the Shares and Sale Assets made available in electronic form to the Purchasers and their advisers, the contents of which are contained on the DVD ROM attached to the Sellers’ Disclosure Letter;

“Delayed Sale Asset Closing” has the meaning set forth in Section 6.4(a) (Transfers of Sale Assets After Closing);

“Delayed Sale Asset Closing Date” means the date on which the Delayed Sale Asset Closing occurs;

“Determination Date” means, unless another hour or date for calculations is specified, for calculations to be made for purposes of (i) subsection (i)(A) of Section 2.5(b) (Purchase Price), 5:00 p.m., New York City time, on the day that is three (3) Business Days prior to the Estimate Delivery Date; (ii) subsections (i)(B) through (i)(E) of Section 2.5(b) (Purchase Price) and subsections (i) through (vii) of Section 2.6(a) (Closing Share Statement), 11:59 p.m., New York City time, on the day immediately prior to the Closing Date; and (iii) subsection (ii) of Section 2.5(b) (Purchase Price) and Section 2.7 (Closing Sale Asset Agreement), 5:00 p.m., New York City time, on the Business Day prior to the Closing Date;

“Disclosure Letter” means the Sellers’ Disclosure Letter and/or the Purchasers’ Disclosure Letter, as the context may require;

“Dutch Central Bank” means De Nederlandsche Bank, with its head office at Westeinde 1, 1017 ZN, Amsterdam, The Netherlands;

“Encumbrance” means any claim, charge, mortgage, lien, option, equity, power of sale, hypothecation, usufruct, retention of title (other than any ordinary course retention of title arrangements applying to assets which have not been paid for), right of pre-emption, right of first refusal or other third party rights or security interest of any kind;

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

“Estimate Delivery Date” means the day which is three (3) Business Days prior to the Closing Date;

“Estimated Cash” has the meaning set forth in Section 2.5(b)(i)(C) (Purchase Price);

“Estimated Indebtedness” has the meaning set forth in Section 2.5(b)(i)(D) (Purchase Price);

“Estimated Market Inclusive Closing Annualized Revenue” has the meaning set forth in Section 2.5(b)(i)(A) (Purchase Price);

“Estimated Market Neutral Closing Annualized Revenue” has the meaning set forth in Section 2.5(b)(i)(A) (Purchase Price);

“Estimated Negative Working Capital Adjustment Amount” means, if the Target Working Capital exceeds the Estimated Working Capital, the positive amount of such excess, or otherwise zero;

“Estimated Positive Working Capital Adjustment Amount” means, if the Estimated Working Capital exceeds the Target Working Capital, the positive amount of such excess, or otherwise zero;

“Estimated Revenue Adjustment” has the meaning set forth in Section 2.5(b)(i)(A) (Purchase Price);

“Estimated Sale Asset Closing Amount” has the meaning set forth in Section 2.5(b)(ii) (Purchase Price);

“Estimated Specified Liabilities” has the meaning set forth in Section 2.5(b)(i)(E) (Purchase Price);

“Estimated Working Capital” has the meaning set forth in Section 2.5(b)(i)(B) (Purchase Price);

“Excluded Advisory Contract” means (i) an Existing Advisory Contract or New Advisory Contract (other than with respect to a Contingent Fund) for which, as of 5:00 p.m. New York City time on the day immediately prior to the Closing Date, the applicable Assignment Requirements have not been satisfied or the applicable Client has provided to the Target Companies or the Sellers written notice to terminate or to withdraw all funds from the applicable Account and (ii) an Existing Advisory Contract for a Registered Fund with respect to which either the Fund Board has not approved an Interim Advisory Contract pursuant to Rule 15a-4 under the Investment Company Act or the shareholders of such Registered Fund have finally rejected a New Advisory Contract as of the relevant Determination Date;

“Excluded Advisory Contract Liability” means (i) any Liability arising from an Excluded Advisory Contract or an Excluded Fund and (ii) any Liability arising in respect of an Excluded Specified Fund or an Excluded Contingent Fund (but, excluding any Liability that results from a breach by any Target Company following the Closing of any Interim Advisory Contract);

“Excluded Contingent Fund” means any Contingent Fund that is not a Consented Contingent Fund on the Registered Fund Reconciliation Date;

“Excluded Fund” means any Fund to which any Target Company provides investment advisory services through an Excluded Advisory Contract;

“Excluded CP Liability” means any Liability of or arising from (i) the Clarion Partners Business insofar as such Liability relates to a fact, matter, circumstance, act or omission occurring or existing prior to the Closing Date or (ii) the reorganization and/or transfer of the Clarion Partners Business by the Sellers as described in Section 5.7 and Annex 6 (Pre-Closing Reorganization Transactions), in each case (i) and (ii) excluding any Liability arising under or in connection with any Contract between the Clarion Partners Business and any Target Company or Affiliate of the Purchasers’ Group, Fund or Fund Subsidiary set forth on Section 3.21 of Sellers’ Disclosure Letter;

“Excluded Entities” means Clarion Partners Holdings, Inc. and its subsidiaries and ING Clarion Realty Services Holdings, Inc. and ING Clarion Capital Holdings Inc.;

“Excluded Specified Fund” has the meaning set forth in Section 2.9(a)(ii) (Registered Fund Reconciliation);

“Existing Account” means each Advisory Contract with a Client or an Adobe Fund set forth in Annex 3 (Management Fees and Assets Under Management);

“Existing Advisory Contract” means an Advisory Contract with an Adobe Fund or a Client in existence on the date hereof;

“Final Closing Date” means the date that is nine (9) months after the date of this Agreement or such later date as may be agreed in writing by the Sellers’ Representative and the Purchasers’ Representative;

“Final Payment Date” means, as applicable, the date on which either (i) the Purchasers’ Representative and the Sellers’ Representative reach an agreement or deemed agreement as to all amounts reflected on a Closing Statement or (ii) the CPA Firm determines all Unresolved Items with respect to a Closing Statement;

“Financial Overview Document” shall mean the “White Paper” provided in the Data Room under “Section CRES/C. Financial/1. Detailed Financial Overview”;

“Financial Statements” has the meaning set forth in Section 3.6(d) (Financial Statements);

“Foreign Benefits Plans” has the meaning set forth in Section 3.11(f) (Retirement Benefit Arrangements and Benefits Plans);

“Form ADV” has the meaning set forth in Section 3.16(a) (Compliance);

“Functional Currency” means with respect to any Base Assets or New Assets the currency in which the fees relating to the relevant Existing Account or New Account are denominated;

“Fund” means any Adobe Fund or Third Party Fund. For the avoidance of doubt, the term “Fund” shall not include any Fund Subsidiary;

“Fund Board” means the board of directors, board of trustees or similar body of any Fund, as applicable;

“Fund Documents” means, collectively, with respect to each Adobe Fund, the charter, articles of association, articles of incorporation, limited partnership agreement, declaration of trust, by-laws and other equivalent organizational documents of such Adobe Fund (in each case to the extent applicable) and any Side Letter in respect of such Adobe Fund;

“Fund Subsidiary” means any entity, partnership or other Person in which any Fund, directly or indirectly, holds an interest;

“Fundamental Representations” means, with respect to the Sellers’ Representations and Warranties, those in Section 3.1 (Organization, Authorization, Enforceability) (excluding Section 3.1(d)(iii)) , Section 3.2 (Shares of the Company), Section 3.3 (Shares of the Other Target Companies), Section 3.4 (Sale Assets), and Section 3.19 (Finder’s Fees), and, with respect to the Purchasers’ Representations and Warranties, means those in Section 4.1 (Organization, Authorization, Enforceability) and Section 4.5 (Finder’s Fees);

“GAAP” means generally accepted accounting principles in the United States as at the Accounts Date or the date of the CRES Financial Statements, as applicable;

“Government Authority” means any foreign or domestic, federal, state, county, city or local legislative, administrative or regulatory authority, agency, court, body or other governmental or quasi-governmental entity with competent jurisdiction, including any supranational body;

“Government Reports” has the meaning set forth in Section 3.18(d) (Funds and Clients);

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with the sanction of any Government Authority;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“IGR Fund” means the ING Clarion Global Real Estate Income Fund, listed on the NYSE under the symbol “IGR”;

“Indebtedness” means, without duplication, any of the following liabilities, whether secured (with or without limited recourse) or unsecured:

(a) all liabilities for borrowed money;

(b) all liabilities evidenced by bonds, debentures, notes or similar instruments;

(c) all liabilities for the deferred purchase price of property;

(d) all outstanding liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing Indebtedness of another Person to the extent of the obligations secured, and all liabilities as obligor, guarantor, or otherwise (including through the provision of an Encumbrance) for Indebtedness, to the extent of the obligation undertaken;

(e) all liabilities as lessee under capitalized leases;

(f) all net liabilities with respect to hedging, swaps or similar arrangements (for the avoidance of doubt, taking into consideration any receivables that may be due in respect of these instruments). For the avoidance of doubt, such net liabilities may be a positive amount that reduces the Indebtedness Amount (but not below zero); and

(g) all liabilities for accrued but unpaid interest expense and all unpaid penalties, fees, charges and prepayment premiums that are payable, in each case, with respect to any of the obligations of a type described above;

For the avoidance of doubt, Indebtedness shall exclude any liabilities taken into account in Cash, Specified Liabilities and Working Capital calculations. In addition, Indebtedness shall include contingent liabilities (to the extent covered by clauses (a) through (g) above) only to the extent they are required to be recognized by GAAP;

“Indebtedness Adjustment Amount” has the meaning set forth in Section 2.6(a)(vi) (Closing Share Statement);

“Indebtedness Amount” means the amount to be set forth against the “Indebtedness” entry in the statement in the form of Annex 4 (Closing Balance Sheet Format) and determined in accordance with the accounting principles set forth in Annex 5 (Closing Share Statement Principles). For the avoidance of doubt, the Indebtedness Amount shall include any liabilities defined as Indebtedness, and shall exclude any liabilities taken into account in the Cash, Specified Liabilities and Working Capital calculations;

“Indemnified Parties” means the Sellers’ Indemnified Parties and/or the Purchasers’ Indemnified Parties, as the context may require;

“Indemnified Party’s Group” means (i) with respect to a member of the Purchasers’ Group that is an Indemnified Party, the Purchasers’ Group, and (ii) with respect to a member of the Sellers’ Group that is an Indemnified Party, the Sellers’ Group;

“Indemnified Party’s Representative” means (i) with respect to a member of the Purchasers’ Group that is an Indemnified Party, the Purchasers’ Representative, and (ii) with respect to a member of the Sellers’ Group that is an Indemnified Party, the Sellers’ Representative;

“Indemnifying Party” means the party that may have Liability to any Indemnified Party for paying an indemnity for any Tax Loss pursuant to Article VII (Tax Matters), or any other payment pursuant to Section 8.2 (Indemnification by the Sellers) or Section 8.3 (Indemnification by the Purchasers);

“Indemnifying Party’s Representative” means (i) with respect to a member of the Purchasers’ Group that is an Indemnifying Party, the Purchasers’ Representative, and (ii) with respect to a member of the Sellers’ Group that is an Indemnifying Party, the Sellers’ Representative;

“ING Group” means, at any time, ING Groep N.V. and its subsidiaries at that time (excluding, for the avoidance of doubt, (i) any Fund or Fund Subsidiary and (ii) following the Closing, the Target Companies);

“ING Trademark License Agreement” means the Trademark License Agreement entered into on the date hereof and attached hereto as Annex 20;

“Initial Share Purchase Price” means the aggregate price set forth against the Shares in column (2) of Part 3 (Initial Share Purchase Price) of Annex 1 (Details Regarding Shares and Sale Assets);

“Intellectual Property” means Trademarks, Patents, Copyrights, Trade Secrets and all other worldwide intellectual property rights;

“Interim Advisory Contract” means a temporary Advisory Contract approved in reliance on Rule 15a-4 under the Investment Company Act;

“Investment Adviser” means an investment adviser registered under the Investment Advisers Act;

“Investment Advisers Act” means the United States Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder;

“Investment Company Act” means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder;

“Investor Claim” means any Third Party Claim brought before or after Closing by, directly or indirectly, any Client or any investor in any of the Funds against any Target Company, any member of the Purchasers’ Group or any of their Affiliates in respect of the Target Business;

“IRS” means the U.S. Internal Revenue Service;

“Law” means any law, statute, ordinance, rule, regulation, code, order, judgment, injunction, decree or other requirement or rule of law enacted, issued, promulgated, enforced or entered by a Government Authority;

“Leased Real Property” has the meaning set forth in Section 3.13 (Real Property);

“Leases” has the meaning set forth in Section 3.13 (Real Property);

“Liabilities” means any and all Indebtedness, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required to be reflected in financial statements or disclosed in the notes thereto by applicable accounting principles;

“LIBOR” means, in relation to a sum or amount payable or due to be paid under this Agreement, the applicable Screen Rate for dollars as at 11:00 a.m. on the second Business Day before the first date on which such sum or amount is due to be paid in accordance with this Agreement;

“Litigation” has the meaning set forth in Section 3.8 (No Litigation);

“Losses” means any damages, losses, claims, demands, actions, suits, proceedings, payments, judgments and out-of-pocket costs and expenses (including reasonable legal fees);

“Management Equity Vehicle” has the meaning set forth in Section 5.23 (Management Transactions);

“Management Transactions” has the meaning set forth in Section 5.23 (Management Transactions);

“Market Inclusive Closing Annualized Management Fees” means, with respect to any Continuing Account, an amount in U.S. Dollars equal to the Applicable Fee in respect of the Market Inclusive Closing Assets for such Continuing Account;

“Market Inclusive Closing Annualized Revenue” means the sum of the Market Inclusive Closing Annualized Management Fees for all Continuing Accounts;

“Market Inclusive Closing Assets” means, with respect to any Continuing Account, the Market Value of assets under management by the relevant Target Company for such Continuing Account as of the relevant Determination Date, as determined in accordance with the Calculation Principles;

“Market Inclusive Lost Revenue Factor” means, if the Market Inclusive Closing Annualized Revenue is less than 80% of the Reference Annualized Revenue, the result, rounded down to the nearest one hundredth, of (i) 0.800 minus (ii) the quotient of the Market Inclusive Closing Annualized Revenue divided by the Reference Annualized Revenue; provided that the Market Inclusive Lost Revenue Factor cannot be in excess of 0.150;

“Market Inclusive Revenue Adjustment” means (a) if the Market Inclusive Closing Annualized Revenue is greater than or equal to 80% of the Reference Annualized Revenue, zero; or (b) if the Market Inclusive Closing Annualized Revenue is less than 80% of the Reference Annualized Revenue, a number equal to the product of the Initial Share Purchase Price multiplied by, rounded down to the nearest one-hundredth, the product of (i) 2.00 multiplied by (ii) the Market Inclusive Lost Revenue Factor;

“Market Neutral Closing Annualized Management Fees” means, with respect to any Continuing Account, an amount in U.S. Dollars equal to the Applicable Fee in respect of the Market Neutral Closing Assets for such Continuing Account;

“Market Neutral Closing Annualized Revenue” means the sum of the Market Neutral Closing Annualized Management Fees for all Continuing Accounts;

“Market Neutral Closing Assets” means, with respect to any Continuing Account, the adjusted value of the Base Assets or New Assets, as the case may be, for such Continuing Account, as determined in accordance with the Calculation Principles and the provisions set forth in Annex 7 (Market Neutral Closing Asset Calculation Policies);

“Market Neutral/Inclusive Overlap Lost Revenue” means:

(i) if the Market Neutral Closing Annualized Revenue is greater than or equal to 92% of the Reference Annualized Revenue and the Market Inclusive Closing Annualized Revenue is greater than or equal to 80% of the Reference Annualized Revenue, zero;

(ii) if the Market Neutral Closing Annualized Revenue is greater than or equal to 92% of the Reference Annualized Revenue and the Market Inclusive Closing Annualized Revenue is less than 80% of the Reference Annualized Revenue, the amount of the Market Inclusive Closing Annualized Revenue shortfall below 90% and greater than or equal to 80% of the Reference Annualized Revenue;

(iii) if the Market Neutral Closing Annualized Revenue is less than 92% of the Reference Annualized Revenue and the Market Inclusive Closing Annualized Revenue is greater than or equal to 80% of the Reference Annualized Revenue, zero; or

(iv) if the Market Neutral Closing Annualized Revenue is less than 92% of the Reference Annualized Revenue and the Market Inclusive Closing Annualized Revenue is less than 80% of the Reference Annualized Revenue, in the event (x) the Market Neutral Closing Annualized Revenue is greater than or equal to 90% of the Reference Annualized Revenue, the amount equal to the positive difference between (A) the Market Neutral Lost Revenue and (B) the Market Inclusive Closing Annualized Revenue shortfall below 90% and greater than or equal to 80% of the Reference Annualized Revenue, or (y) the Market Neutral Closing Annualized Revenue is less than 90% of the Reference Annualized Revenue, zero;

“Market Neutral/Inclusive Overlap Revenue Adjustment” means a positive number equal to the product of (i) the Initial Share Purchase Price multiplied by (ii) rounded down to the nearest one-hundredth, the quotient of (x) the Market Neutral/Inclusive Overlap Lost Revenue, divided by (y) the Reference Annualized Revenue;

“Market Neutral Lost Revenue” means, if the Market Neutral Closing Annualized Revenue is less than 92% of the Reference Annualized Revenue, the U.S. Dollar amount of such shortfall below 100% and greater than or equal to 80% of the Reference Annualized Revenue;

“Market Neutral Revenue Adjustment” means (a) if the Market Neutral Closing Annualized Revenue is greater than or equal to 92% of the Reference Annualized Revenue, zero; or (b) if the Market Neutral Closing Annualized Revenue is less than 92% and greater than or equal to 80% of the Reference Annualized Revenue, a positive number equal to the product of (i) the Initial Share Purchase Price multiplied by (ii) rounded down to the nearest one-hundredth, the quotient of (x) the Market Neutral Lost Revenue, divided by (y) the Reference Annualized Revenue;

“Market Value” means, (i) with respect to any Continuing Account as of any date, the market value of the assets under management by the relevant Target Company for such Account as of such date and (ii) with respect to any Sale Asset, the market value of such Sale Asset, each measured as of 5:00 p.m., New York City time, as of the relevant Determination Date, and determined in accordance with the Calculation Principles;

“Material Adverse Effect” means any change, effect, event or occurrence (i) that has or is reasonably likely to have a material and adverse effect on the financial condition, assets, or the results of operations of the Target Companies, taken as a whole, or (ii) would reasonably be expected to prevent or materially impair the consummation of the Transactions; provided that none of the following (or the results thereof) shall be or contribute to a Material Adverse Effect:

(a) any change in applicable accounting principles or any adoption, proposal, implementation or change in Law (including Tax Law) or any interpretation thereof by any Government Authority; (b) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (c) any change generally affecting the real estate securities investment management industry in the geographic regions in which the Target Companies operate; (d) any change resulting from or arising out of hurricanes, earthquakes, floods, or other natural disasters; (e) any changes in assets under management relating to or resulting from redemptions or other capital outflows, changes in asset valuation or market price fluctuations (it being understood that the facts and circumstances contributing to such failure may constitute or contribute to a Material Adverse Effect); (f) the termination of employment or other loss of services, for any reason, of any or all of the Employees listed on Annex 8 (Employees); (g) the execution, announcement or performance of this Agreement or consummation of the Transactions (other than the Closing itself); (h) the failure, in and of itself, of the Target Companies, taken as a whole, to meet any internal or public projections, forecasts or estimates of performance, revenues or earnings (it being understood that the facts and circumstances contributing to such failure may constitute or contribute to a Material Adverse Effect); (i) any actions (or the effects of any action) taken (or omitted to be taken) upon the written request or instruction of, or with the written consent of, the Purchasers or any member of the Purchasers’ Group; or (j) any action (or the effects of any action) taken (or omitted to be taken) by the Target Companies as required pursuant to this Agreement; provided, however, that with respect to subsections (a), (b) and (c) hereof, such matter does not have a materially disproportionate adverse effect on the Target Companies, taken as a whole, relative to other companies operating in the real estate securities investment management industry in the geographic regions in which the Target Companies operate;

“Materials” has the meaning set forth in Section 5.14(b) (Interest in Intellectual Property);

“Materials License” has the meaning set forth in Section 5.14(b) (Interest in Intellectual Property);

“Negative Cash Adjustment Amount” means, if the Estimated Cash exceeds the Closing Cash, the positive amount of such excess, or otherwise zero;

“Negative Indebtedness Adjustment Amount” means, if the Closing Indebtedness exceeds the Estimated Indebtedness, the positive amount of such excess, or otherwise zero;

“Negative Specified Liabilities Adjustment Amount” means, if the Closing Specified Liabilities exceeds the Estimated Specified Liabilities, the positive amount of such excess, or otherwise zero;

“Negative Working Capital Adjustment Amount” means, if the Estimated Working Capital exceeds the Closing Working Capital, the positive amount of such excess, or otherwise zero;

“New Account” means any Advisory Contract with a Client entered into after the date hereof prior to 5:00 p.m., New York City time, on the Determination Date;

“New Advisory Contract” means, if required under applicable Law, with respect to a Client: (i) a new investment advisory, investment management, trust or similar agreement with the Client to be entered into as a result of the Transactions pursuant to the Assignment Requirements, and/or (ii) a new sub-advisory, sub-investment management, sub-trust or similar agreement between a Target Company and the investment manager of the Client pursuant to which the Target Company will provide advisory services in respect of the Client, but excluding in each case an Interim Advisory Contract;

“New Assets” means with respect to any New Account, the Market Value of assets under management by the relevant Target Company for such New Account as of the relevant Determination Date;

“Notice” has the meaning set forth in Section 10.1(a) (Notices);

“Notice Period” has the meaning set forth in Section 8.11(f) (Claims; Third Party Claim Indemnification Procedures);

“NYSE” means the New York Stock Exchange;

“Ordinary Course” means the conduct of the Target Business, consistent in all material respects with the normal day-to-day customs, practices and procedures of the Target Companies;

“Patents” means all worldwide rights in patents and patent applications, including divisions, revisions, supplementary protection certificates, continuations, continuations-in-part, renewal applications, renewals, extensions, reissues and re-examinations thereof;

“Payer” has the meaning set forth in Section 7.5 (Transfer Taxes);

“Performance Fees” means any incentive fees, promotes and/or other performance-based fees;

“Permits” means all licenses, permits, certificates, registrations and other authorizations and approvals that are issued by or obtained from any Government Authority;

“Permitted Encumbrances” means (i) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s liens or other similar common law or statutory Encumbrances arising or incurred in the Ordinary Course that are not, in the aggregate, material to the Target Companies, taken as a whole, (ii) liens for Taxes, assessments and other governmental charges not yet due and payable or being contested in good faith by appropriate proceedings (so long as adequate reserves have been provided in conformity with applicable Law and the accounting principles applicable to the Financial Statements), (iii) other Encumbrances incurred in the Ordinary Course since the date of the Financial Statements that are not, in the aggregate, material to the Target Companies, taken as a whole, (iv) contracts, licenses, leases, consents, agreements and/or other arrangements entered into in the Ordinary Course, (v) Encumbrances reflected, identified or referenced in the Financial Statements, and (vi) statutory limitations, conditions and exceptions to title and any rights reserved or vested in any Person by any original Patent or grant or any statutory provision;

“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated organization or any Government Authority;

“Positive Cash Adjustment Amount” means, if the Closing Cash exceeds the Estimated Cash, the positive amount of such excess, or otherwise zero;

“Positive Indebtedness Adjustment Amount” means, if the Estimated Indebtedness exceeds the Closing Indebtedness, the positive amount of such excess, or otherwise zero;

“Positive Specified Liabilities Adjustment Amount” means, if the Estimated Specified Liabilities exceed the Closing Specified Liabilities, the positive amount of such excess, or otherwise zero;

“Positive Working Capital Adjustment Amount” means, if the Closing Working Capital exceeds the Estimated Working Capital, the positive amount of such excess, or otherwise zero;

“Post-Closing Sale Asset Adjustment” has the meaning set forth in Section 2.7(b) (Closing Sale Asset Statement);

“Post-Closing Share Adjustment” has the meaning set forth in Section 2.6(b) (Closing Share Statement);

“Pre-Closing Reorganization Businesses” means the businesses and Persons to be transferred to Affiliates of ING Groep N.V. (other than Target Companies) in accordance with the Pre-Closing Reorganization Transactions;

“Pre-Closing Reorganization Transactions” means the transactions set forth in Annex 6 (Pre-Closing Reorganization Transactions);

“Preliminary Closing Statement” has the meaning set forth in Section 2.5(b) (Purchase Price);

“Preliminary Share Closing Amount” has the meaning set forth in Section 2.5(c) (Purchase Price);

“Prospectus” has the meaning set forth in Section 3.18(d) (Funds and Clients);

“Purchase Price” means the Share Purchase Price and/or the Aggregate Sale Asset Purchase Price, as applicable;

“Purchaser Plan” has the meaning set forth in Section 5.6 (Employees and Retirement Benefit Arrangements);

“Purchasers” means, together, the Purchasers’ Representative, the Share Purchaser, and the Asset Purchasers;

“Purchasers’ Disclosure Letter” means the letter, dated the same date as this Agreement from the Purchasers’ Representative to the Sellers’ Representative disclosing details of matters referred to in this Agreement;

“Purchasers’ Group” means, at any time, CB Richard Ellis Group, Inc. and its subsidiaries at that time, including, for the avoidance of doubt, the Target Companies following the Closing;

“Purchasers’ Guaranteed Obligations” has the meaning set forth in Section 5.18(a) (Purchasers’ Guaranteed Obligations);

“Purchasers’ Indemnified Parties” means each member of the Purchasers’ Group, each in their capacity as such and, following the Closing, the Target Companies;

“Purchasers’ 401(k) Plan” has the meaning set forth in Section 5.6(g) (Employees and Retirement Benefit Arrangements);

“Purchasers’ Parent Company” means CB Richard Ellis Group, Inc.;

“Purchasers’ Representations and Warranties” means the representations and warranties given by the Purchasers’ Representative in Article IV (Representations and Warranties of the Purchasers), or in any certificate delivered pursuant hereto;

“Purchasers’ Representative” has the meaning set forth in the Preamble to this Agreement;

“Redirect Domain Names” has the meaning set forth in Section 5.14(d) (Interest in Intellectual Property)

“Reference Annualized Management Fees” means, in respect of each Existing Account, the fees set forth next to such Existing Account, in Annex 3 (Management Fees and Assets Under Management), taking into account any Fee Adjustments set forth therein, which such fees shall not, for the avoidance of doubt include any Performance Fees, and taking into account any modifications thereto consented to by the Purchasers’ Representative in writing pursuant to Section 5.1(a)(xi) on such terms as are reflected in such consent (Conduct of the Target Business);

“Reference Annualized Revenue” means $75,667,828, which represents the sum of the Reference Annualized Management Fees for such Accounts designated as “Included Accounts” on Annex 3 (Management Fees and Assets Under Management);

“Registered Fund” means any Fund registered under the Investment Company Act;

“Registered Fund Reconciliation Date” has the meaning set forth in Section 2.9(a)(i) (Registered Fund Reconciliation);

“Related Party” has the meaning set forth in Section 3.21 (Transactions with Affiliates);

“Related Party Contract” has the meaning set forth in Section 3.21 (Transactions with Affiliates);

“Related Person” has the meaning set forth in Section 10.6 (No Benefit to Third-Parties; No Recourse);

“Relevant Date” has the meaning set forth in Section 1.3(r) (Other Definitional Provisions);

“Relevant Shares and/or Sale Assets” has the meaning set forth in Section 8.12(a) (Adjustment to the Purchase Price);

“Representatives” means, in respect of any Person, such Person’s directors, officers, employees, financial advisors, attorneys, accountants and other advisors, agents or representatives;

“Resolution Date” has the meaning set forth in Section 2.8(b) (Dispute Resolution);

“Resolution Period” has the meaning set forth in Section 2.8(b) (Dispute Resolution);

“Resolved Items” has the meaning set forth in Section 2.8(b) (Dispute Resolution);

“Restricted Cash” means, in respect of each Target Company as of the relevant Determination Date, cash or cash equivalents that are required to be held as cash or cash equivalents by such Target Company to satisfy any applicable regulatory requirements. Restricted Cash shall not include cash which is subject to other restrictions on distribution thereof, including restrictions which are due to procedural requirements such as the filing of accounts to pay dividends;

“Retirement Benefit Arrangements” means, in any jurisdiction, the Company Benefits Plans operated by the Target Companies or in which the Target Companies participate or could be reasonably expected to have any Liability or in which Company Employees participate, which provide any pension or other benefits on retirement, ill-health or injury, death, voluntary withdrawal from or involuntary termination of employment, life assurance arrangements, accidental death schemes and post-retirement medical or life assurance benefits;

“Revenue Adjustment” means the sum of (i) the Market Neutral Revenue Adjustment, (ii) the Market Inclusive Revenue Adjustment, and (iii) the Market Neutral/Inclusive Overlap Revenue Adjustment;

“RPP” means the ING Real Estate Investment Management Retention Participation Plan dated May 7, 2010, and any agreements entered thereunder with Company Employees;

“Sale Asset Purchase Price” means the Market Value of the Sale Assets;

“Sale Assets” means the assets specified in Part 2 (Details of the Asset Sellers, Asset Purchasers, etc.) of Annex 1 (Details Regarding Shares and Sale Assets);

“Scheduled Intellectual Property” shall have the meaning set forth in Section 3.14 (Intellectual Property) of this Agreement;

“Screen Rate” means the British Bankers’ Association Interest Settlement Rate for dollars for interbank term deposits of thirty (30) days displayed on the appropriate page of the Reuters screen or, if the agreed page is replaced or service ceases to be available, such other page or service displaying the appropriate rate specified by the Sellers’ Representative after consultation with the Purchasers’ Representative;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Seller Cafeteria Plan” has the meaning set forth in Section 5.6(i) (Employees and Retirement Benefit Arrangements);

“Seller Liability Cap” has the meaning set forth in Section 8.2(d) (Indemnification by the Sellers);

“Sellers” means, together, the Sellers’ Representative, the Share Seller, and the Asset Sellers;

“Sellers’ Benefits Plan” has the meaning set forth in Section 5.6 (Employees and Retirement Benefit Arrangements);

“Sellers’ Disclosure Letter” means the letter, dated the same date as this Agreement from the Sellers’ Representative to the Purchasers’ Representative disclosing:

(a) information constituting exceptions to the Sellers’ Representations and Warranties; and

(b) details of other matters referred to in this Agreement;

“Sellers’ Group” means, at any time, the Asset Sellers and the group of companies comprising ING Real Estate Investment Management Holding B.V. and its subsidiaries at that time (excluding for the avoidance of doubt, (i) any Fund or Fund Subsidiary and (ii) following the Closing, the Target Companies);

“Sellers’ Group Insurance Policy” means any insurance policy relating to the Target Companies or the Target Business arranged by or on behalf of the Sellers’ Group and maintained with third party insurers or other members of the Sellers’ Group;

“Sellers’ Guaranteed Obligations” has the meaning set forth in Section 5.17(a) (Sellers’ Guaranteed Obligations);

“Sellers’ Guarantor” has the meaning set forth in Section 5.17(a) (Sellers’ Guaranteed Obligations);

“Sellers’ Indemnified Parties” means each member of the Sellers’ Group, each in their capacity as such;

“Sellers’ Lawyers” means Sullivan & Cromwell LLP of 125 Broad Street, New York, New York 10004;

“Sellers’ Names and Marks” has the meaning set forth in Section 5.14 (Interest in Intellectual Property);

“Sellers’ Representative” has the meaning set forth in the Preamble to this Agreement;

“Sellers’ Required Approvals” has the meaning set forth in Section 3.5 (Approvals);

“Sellers’ Representations and Warranties” means the representations and warranties given by the Sellers’ Representative in Article III (Representations and Warranties of the Sellers) or in any certificate delivered pursuant thereto;

“Senior Employees” means the Employees listed in Annex 9 (Senior Employees);

“Share Purchase Price” means the Initial Share Purchase Price, adjusted as provided herein;

“Share Purchaser” means, in relation to the Shares set forth in Part 1 (Details of the Share Seller, Shares etc.) of Annex 1 (Details Regarding Shares and Sale Assets), the member of the Purchasers’ Group whose name is set forth against those Shares as purchaser;

“Share Seller” means, in relation to the Shares set forth in Part 1 (Details of the Share Seller, Shares, etc.) of Annex 1 (Details Regarding Shares and Sale Assets), the member of the Sellers’ Group whose name is set forth against those Shares as seller;

“Shares” means all of the shares of the Company held by each Share Seller;

“Side Letter” in respect of any Adobe Fund, shall mean any “side letter” or similar agreement setting out exceptions to provisions in the applicable Advisory Contract between (a) a limited partner or member of, or investor in, an Adobe Fund, on the one hand, and (b) an Adobe Fund or any Target Company on the other hand;

“Specified Contracts” has the meaning set forth in Section 3.15(a) (Specified Contracts);

“Specified Funds” means the Funds set forth on Annex 10 (Specified Funds) hereto;

“Specified Fund Election” has the meaning set forth in Section 6.5 (Specified Fund Election);

“Specified Liabilities” means the items of the type described in clauses (a) – (i) below, determined in accordance with the accounting principles set forth in Annex 5 (Closing Share Statement Principles). For the avoidance of doubt, Specified Liabilities shall include:

(a) the item marked as “Bonus payable” in Annex 4 (Closing Balance Sheet Format), which shall represent the accrued 2011 annual bonus liabilities under the Company Benefits Plans;

(b) aggregate of items marked as “Accrued taxes” and “Accrued taxes – accrued per above”1 in Annex 4 (Closing Balance Sheet Format). The aggregate of these lines calculates tax payable less any prepaid tax (including tax payments in excess of tax due) on account. This aggregate may be positive or negative; if the aggregate result is a net payable amount this shall have the effect of increasing the Specified Liabilities, and if the aggregate result is a net receivable amount, this shall have the effect of reducing the Specified Liabilities. For the avoidance of doubt, (i) any taxes arising from the Pre-Closing Reorganization Transactions (including any such Taxes arising on or after the Closing Date, which shall be treated as having been incurred prior to 11:59 p.m., New York City time, on the day immediately prior to the Closing Date) shall be included as a tax payable and (ii) Specified Liabilities shall exclude deferred tax assets and deferred tax liabilities;

(c) the item marked “TIP liability” in Annex 4 (Closing Balance Sheet Format) (including both the cash and deferred portions), which shall represent accrued liabilities with respect to Company Employees under the ING Transaction Incentive Plan;

(d) the item marked “RPP liability” in Annex 4 (Closing Balance Sheet Format), which shall represent accrued liabilities with respect to Company Employees under the RPP, reduced by the value of any RPP asset marked “RPP Asset” in Annex 4 (Closing Balance Sheet Format);

(e) the items marked as “Def’d Comp Payable” in Annex 4 (Closing Balance Sheet Format), which shall represent accrued liabilities with respect to the deferred compensation plan, reduced by the value of any deferred compensation plan assets marked as “Investment in Deferred Comp” and “Deferred Compensation Asset” in Annex 4 (Closing Balance Sheet Format);

(f) the item marked “Net Intercompany (payable) / receivable” in Annex 4 (Closing Balance Sheet Format). For the avoidance of doubt, if the net balance is payable, this shall have the effect of increasing the Specified Liabilities and if the net balance is a receivable, this shall have the effect of reducing the Specified Liabilities;

(g) the item marked “Deferred bonus payable” in Annex 4 (Closing Balance Sheet Format), which shall represent accrued liabilities with respect to any deferred amounts relating to 2010 or prior year bonus payments;

[1]	NTD: Deletion of “CP tax balances recoverable / (payable) by CRES” to be confirmed by PwC and E&Y.

(h) the item marked as “IGR fund costs” in Annex 4 (Closing Balance Sheet Format); and

(i) the item marked as “Notional Tax Asset” in Annex 4 (Closing Balance Sheet Format) determined in accordance with the accounting principles set forth in Annex 5 (Closing Share Statement Principles);

“Specified Liabilities Adjustment Amount” has the meaning set forth in Section 2.6(a)(vii) (Closing Share Statement);

“Survival Period” has the meaning set forth in Section 8.1 (Survival);

“Surviving Provisions” means Article I (Definitions and Terms), Section 5.16 (Confidentiality), Section 5.17 (Sellers’ Guaranteed Obligations), Section 5.18 (Purchasers’ Guaranteed Obligations), Section 9.2 (Effect of Termination), Section 10.1 (Notices), Section 10.2 (No Assignment), Section 10.3 (Whole Agreement; Conflict with Other Transaction Documents), Section 10.5 (Costs), Section 10.7 (Governing Law; Injunctive Relief; Consent to Jurisdiction; Waiver of Trial by Jury), Section 10.11 (Joint Negotiation), Section 10.12 (Sellers’ Representative); Section 10.13 (Purchasers’ Representative) and Section 10.14 (Amendments);

“Target Business” means the business (including the real estate investment management business) conducted by the Target Companies as of the date hereof, but excluding the Pre-Closing Reorganization Businesses;

“Target Cafeteria Plan” has the meaning set forth in Section 5.6(i) (Employees and Retirement Benefit Arrangements);

“Target Companies” means the Company and its subsidiaries (excluding, for the avoidance of doubt, any Fund or Fund Subsidiary and Clarion Partners Holdings, Inc. and its subsidiaries);

“Target Working Capital” means with respect to the Shares, $12,000,000;

“Tax” or “Taxation” means all taxes, levies, duties, imposts, charges and withholdings having the character of taxation, imposed by any national, state, federal, municipal or local government or any other governmental or regulatory authority, body or instrumentality, including taxes on gross or net income, profits or gains, taxes on receipts, sales, use, occupation, franchise, transfer, value added, real property and personal property, stamp, license, capital stock, goods and services, escheat, withholding, alternative or add-on minimum taxes and social security and all other employment-related taxes, together with all penalties, charges, additions to tax and interest with respect thereto and any interest in respect of such penalties, charges or additions;

“Tax Authority” means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

“Tax Loss” means any amount for which a party may be liable under Article VII (Tax Matters) of this Agreement;

“Tax Return” means any report, return, declaration, claim for refund, or information return or statement related to Taxes or any schedule thereto, including any amendment thereof;

“Third Party Claim” has the meaning set forth in Section 8.11(f) (Claims; Third Party Claim Indemnification Procedures);

“Third Party Fund” means any Fund organized or sponsored by a non-Target Company or any sub-advised Funds, in each case for which a Target Company provides investment advisory services;

“TIP” means the transaction incentive plan of the Sellers’ Group relating to the Transactions with a portion to be paid in cash at the Closing and a portion to be deferred;

“Trade Secrets” means trade secrets, know-how and other confidential information of a proprietary nature (including formulae, drawings, prototypes, models, designs, schematics, specifications, business methods, customer lists and supplier lists);

“Trademark Assignment Agreement” means the Trademark Assignment Agreement entered into on the date hereof and attached hereto as Annex 21;

“Trademarks” means all worldwide rights in trademarks, service marks, certification marks, collective marks, Internet domain names, logos, product names and slogans, symbols, trade dress, assumed names, fictitious names, trade names, d/b/a’s, brand names, business names, corporate names and any and every other form of trade identity and other indicia of origin, the applications and registrations for the foregoing and any renewals thereof, and all goodwill associated therewith and symbolized thereby;

“Transaction Documents” means together, this Agreement, the Disclosure Letters and the Transitional Services Agreement;

“Transactions” means the sale and purchase of the Shares and the sale and purchase of the Sale Assets and all other transactions contemplated by this Agreement and the other Transaction Documents;

“Transfer Restrictions” shall mean the requirements to transfer any Sale Asset as set forth in Part 2 (Transfer Restrictions) of Annex 2 (Assignment Requirements, Consent Process and Transfer Restrictions);

“Transfer Taxes” means any stamp duty, stamp duty reserve tax, stamp duty land tax, registration tax, stock transfer tax, real estate transfer tax, notarization fees, goods tax, sales and use tax and all other transfer or documentary taxes or duties, including in each case any related interest or penalties;

“Transitional Services Agreement” has the meaning set forth in Section 5.21 (Transitional Services Agreement);

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury under the Code;

“Unresolved Items” has the meaning set forth in Section 2.8(c) (Dispute Resolution);

“U.S. ERISA Plan” has the meaning set forth in Section 3.11(e) (Retirement Benefit Arrangements and Benefits Plans);

“Working Capital” means the amount to be set forth against the “Working Capital” entry in the statement in the form of Annex 4 (Closing Balance Sheet Format) and determined in accordance with the accounting principles set forth in Annex 5 (Closing Share Statement Principles). For the avoidance of doubt, Working Capital shall include Capitalized Restructuring Costs as set forth in Annex 5 (Closing Share Statement Principles), accounts receivable including fees receivable, prepayments and accruals, any Taxes, excluding deferred tax assets and deferred tax liabilities and excluding any tax items included within Specified Liabilities, that are included in the items that comprise Working Capital, accounts payable such as trade payables, accruals, deferred income and other current liabilities if any and shall exclude Indebtedness, Cash, Specified Liabilities, and any items in Annex 4 (Closing Balance Sheet Format) marked “Deferred Tax Asset / (Liability)”; and

“Working Capital Adjustment Amount” has the meaning set forth in Section 2.6(a)(iv) (Closing Share Statement).

Section 1.2 Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

Section 1.3 Other Definitional Provisions. Unless the express context otherwise requires:

(a) the words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) “knowledge of the Sellers’ Representative” shall be deemed to refer to the actual knowledge, of the individuals listed on Annex 11 (Sellers’ Warranty Personnel);

(c) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(d) the terms “Dollars” and “$” mean United States dollars; any amount to be converted from one currency into another currency for the purposes of this Agreement shall be converted into an equivalent amount at the Conversion Rate prevailing at the Relevant Date. “Conversion Rate” means the spot closing mid-point rate for a transaction between the two currencies in question on the Business Day immediately preceding the Relevant Date as quoted in the Money Rates column of the Wall Street Journal or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted;

(e) references herein to a specific Section, subsection or Annex shall refer, respectively, to Sections, subsections or Annexes of this Agreement or the relevant Disclosure Letter;

(f) wherever the word “include”, “includes”, or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(g) references to “as of the date hereof” shall mean, in all instances, the date of this Agreement;

(h) references herein to either gender includes the other gender;

(i) references to shares shall include, where relevant, interests in any company, corporation or body corporate (including a limited liability company), wherever incorporated;

(j) references to:

(i) a “Person” include any individual, firm, company, Government Authority, partnership or unincorporated association (whether or not having separate legal personality); and

(ii) a “company” include any company, corporation or body corporate (including a limited liability company), wherever incorporated;

(k) references to “subsidiary” means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which a majority of the total voting power of the voting stock is at the time owned or controlled, directly or indirectly;

(l) the term “subsidiary”, as used with respect to any Target Company, the Sellers’ Group or any member of the Sellers’ Group, shall not include any Fund or any Fund Subsidiary;

(m) a company is deemed to be another’s “holding company” if (but only if) the other is its subsidiary;

(n) references to this Agreement shall include any Recitals and Annexes to it and references to Sections and Annexes are to Sections of, and Annexes to, this Agreement. References to paragraphs and parts are to paragraphs and parts of the Annexes;

(o) a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified, reenacted or replaced except to the extent that any statutory provisions made or enacted after the date hereof would create or increase a Liability of any Seller under this Agreement;

(p) references to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm;

(q) references to a time of day are, unless otherwise specified, references to New York time;

(r) “Relevant Date” means, save as otherwise provided in this Agreement, the Business Day on which a payment or an assessment is to be made, save that, for the purposes of the Sellers’ Representations and Warranties, such term shall mean the dates at which the relevant Sellers’ Representation and Warranty is expressed to be true and correct;

(s) references to “made available” (or words of similar import) in respect of information made available (or words of similar import) by the Sellers’ Representative mean any information made available to any Purchaser or the Purchasers’ Representative (including any information contained in the Data Room);

(t) references to writing shall include any mode of reproducing words in a legible and non-transitory form;

(u) the rule known as the eiusdem generis rule shall not apply and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and

(v) For purposes of calculating “Applicable Fees”, “Market Inclusive Closing Annualized Management Fees”, “Market Neutral Closing Annualized Management Fees” and “Reference Annualized Management Fees”, fees relating to (or derived from) any Account that is not denominated in U.S. Dollars will be converted into U.S. Dollars at the Currency Exchange Rate in effect on the Determination Date.

ARTICLE II

SALE AND PURCHASE OF THE SHARES AND THE SALE ASSETS

Section 2.1 Sale and Purchase of the Shares. On the terms and subject to the conditions set forth herein, at the Closing, the Share Seller shall sell, transfer and deliver to the Share Purchaser, free and clear of any Encumbrances, and the Share Purchaser shall purchase, accept and receive from the Share Seller, all of the issued and outstanding Shares in each case to the extent set forth against the name of the Share Seller or such Share Purchaser in Part 1 (Details of the Share Seller, Shares etc.) of Annex 1 (Details Regarding Shares and Sale Assets).

Section 2.2 Sale and Purchase of the Sale Assets. On the terms and subject to the conditions set forth herein, at the Closing, each Asset Seller shall sell, transfer and deliver to the relevant Asset Purchaser free and clear of any Encumbrances (other than Assumed Obligations), and each Asset Purchaser shall purchase and receive from the relevant Asset Sellers, the Sale Assets, in each case as set forth against the name of such Asset Seller or Asset Purchaser in Part 2 (Details of the Asset Sellers, Asset Purchasers, etc.) of Annex 1 (Details Regarding Shares and Sale Assets) or such other Asset Purchaser as the Purchasers’ Representative may designate prior to Closing in accordance with the terms of this Agreement.

Section 2.3 Assumed Obligations. Each Asset Purchaser agrees that, with effect from the Closing, it shall assume and duly perform and discharge, when due for performance or discharge, all Assumed Obligations in respect of the Sale Asset or Sale Assets set forth against its name in Part 2 (Details of the Asset Sellers, Asset Purchasers, etc.) of Annex 1 (Details Regarding Shares and Sale Assets).

Section 2.4 Alternative Arrangements. At the Sellers’ Representative’s reasonable request, the Purchasers’ Representative agrees to reasonably consider restructuring the form of transfer of the Sale Assets in order to effect the transfer of any Sale Assets to the relevant Asset Purchaser by way of a mutually acceptable alternate transfer structure. For the avoidance of doubt, nothing in this Section 2.4 shall require the Purchaser’s Representative to agree to any restructuring that would adversely affect any member of the Purchasers’ Group.

Section 2.5 Purchase Price. (a) On the terms and subject to the conditions set forth herein, in consideration of the sale, transfer and assignment of the Shares and the Sale Assets, the Purchasers’ Representative shall pay at the Closing to the Sellers’ Representative (on behalf of the relevant Sellers):

(i) the Initial Share Purchase Price, subject to adjustment as provided herein; and

(ii) the Aggregate Estimated Sale Asset Closing Amount pursuant to Section 2.5(b)(ii), subject to adjustment as provided herein.

(b) For the purpose of determining the amount of cash to be paid by the Purchasers’ Representative to the Sellers’ Representative at the Closing, the Sellers’ Representative shall, on or prior to the Estimate Delivery Date, deliver to the Purchasers’ Representative a written statement including a Closing Balance Sheet in the form of Annex 4 (Closing Balance Sheet Format) (the “Preliminary Closing Statement”) setting forth the Sellers’ Representative’s good faith calculation as of the relevant Determination Date of:

(i) in respect of the Shares:

(A) (1) the Market Neutral Closing Annualized Revenue (the “Estimated Market Neutral Closing Annualized Revenue”), (2) the Market Inclusive Closing Annualized Revenue (the “Estimated Market Inclusive Closing Annualized Revenue”), and (3) the Revenue Adjustment (the “Estimated Revenue Adjustment”);

(B) the estimated amount of the Working Capital (including the relevant constituent line items as identified in Annex 4 (Closing Balance Sheet Format)) of the Target Business (such amount, the “Estimated Working Capital”);

(C) the estimated amount of the Cash (including the relevant constituent line items as identified in Annex 4 (Closing Balance Sheet Format)) of the Target Business (such amount, the “Estimated Cash”);

(D) the estimated amount of the Indebtedness Amount (including the relevant constituent line items as identified Annex 4 (Closing Balance Sheet Format)) of the Target Business (such amount, the “Estimated Indebtedness”); and

(E) the estimated amount of the Specified Liabilities (including the relevant constituent line items as identified in Annex 4 (Closing Balance Sheet Format)) of the Target Business (such amount, the “Estimated Specified Liabilities”).

Calculations made with respect to the Estimated Revenue Adjustment and the components thereof shall be made using the Calculation Principles. Following delivery of the Preliminary Closing Statement until the Closing, the Sellers’ Representative shall consult in good faith with the Purchasers’ Representative regarding such Preliminary Closing Statement and shall use reasonable efforts to resolve in good faith any reasonable issues or objections of the Purchasers’ Representative with respect to the contents of such Preliminary Closing Statement prior to the Closing; provided that in the event the Purchasers’ Representative has objections to the calculations, and the Sellers’ Representative and the Purchasers’ Representative do not reach agreement on changes to be made to the calculations prior to the Closing Date, the amounts provided in the Preliminary Closing Statement will nevertheless be used for the purpose of calculating the Estimated Market Neutral Closing Annualized Revenue, the Estimated Market Inclusive Closing Annualized Revenue, the Estimated Revenue Adjustment and the Preliminary Share Closing Amount at the Closing. Following the Closing, any disputes relating to the Preliminary Closing Statement will be resolved in accordance with Section 2.8.

(ii) in respect of each Sale Asset, the amount of the estimated Sale Asset Purchase Price as of the relevant Determination Date (each such amount in respect of any Sale Asset, the “Estimated Sale Asset Closing Amount” and for the Sale Assets in the aggregate, the “Aggregate Estimated Sale Assets Closing Amount”).

(c) At Closing, in respect of the Shares (and in addition to the Aggregate Estimated Sale Assets Closing Amount), the Purchasers’ Representative (on behalf of the relevant Purchasers) shall pay to the Sellers’ Representative on behalf of the relevant Sellers in accordance with Section 2.5(e) below an amount in cash that is equal to the sum of:

(i) the Initial Share Purchase Price;

(ii) minus the Estimated Revenue Adjustment (if zero or positive);

(iii) minus the Estimated Negative Working Capital Adjustment Amount, if any;

(iv) increased by the Estimated Positive Working Capital Adjustment Amount, if any;

(v) plus the Estimated Cash, if any;

(vi) minus the Estimated Indebtedness, if any; and

(vii) minus the Estimated Specified Liabilities, if any.

(such sum the “Preliminary Share Closing Amount”).

(d) At the Closing, in respect of the Sale Assets (and in addition to the Preliminary Share Closing Amount), the Purchasers’ Representative shall pay to the Sellers’ Representative on behalf of the relevant Sellers in accordance with Section 2.5(e) below an amount in cash that is equal to the Aggregate Estimated Sale Assets Closing Amount.

(e) At the Closing, the Preliminary Share Closing Amount and the Aggregate Estimated Sale Assets Closing Amount will be paid and satisfied by the Purchasers’ Representative paying the Preliminary Share Closing Amount and the Aggregate Estimated Sale Assets Closing Amount in cash to or to the order of the Sellers’ Representative by wire transfer of immediately available Dollar funds, to an account indicated by the Sellers’ Representative in advance of the Closing.

(f) The amounts specified in this Article II shall be paid free and clear of, and (except to the extent required by Law) without any deduction or withholding on account of, any Taxes. If any amount is required by Law to be deducted or withheld on account of any Tax with respect to payments made under this Article II, such Tax shall be deducted from the amounts required to be paid under this Article II and the Person responsible for making such deduction or withholding shall promptly remit such deduction or withholding on account of any Tax (if any) to the relevant Tax Authority and shall promptly provide the Sellers’ Representative or the Purchasers’ Representative, as the case may be, with the appropriate receipts for such payments. All Tax amounts deducted or withheld from payments pursuant to the preceding sentence shall be treated as having been actually paid to the Sellers’ Representative or the Purchasers’ Representative, as the case may be, the for purposes of this Agreement.

Section 2.6 Closing Share Statement. (a) The Purchasers’ Representative shall procure that as soon as reasonably practicable but in no event later than the ninetieth (90th) Business Day after the Closing Date, there shall be prepared and delivered to the Sellers’ Representative a Closing statement including the Closing Balance Sheet in the form of Annex 4 (Closing Balance Sheet Format) calculated on the relevant Determination Date (the “Closing Share Statement”). The Closing Share Statement shall set forth a calculation of:

(i) the Revenue Adjustment;

(ii) Market Inclusive Closing Annualized Revenue;

(iii) Market Neutral Closing Annualized Revenue;

(iv) the Working Capital (“Closing Working Capital”) and an amount equal to the Positive Working Capital Adjustment Amount minus the Negative Working Capital Adjustment Amount (the “Working Capital Adjustment Amount”);

(v) the Cash (“Closing Cash”) and an amount equal to the Positive Cash Adjustment Amount minus the Negative Cash Adjustment Amount or (the “Cash Adjustment Amount”);

(vi) the Indebtedness Amount (“Closing Indebtedness”) and an amount equal to the Positive Indebtedness Adjustment Amount minus the Negative Indebtedness Adjustment Amount (the “Indebtedness Adjustment Amount”);

(vii) the Specified Liabilities (“Closing Specified Liabilities”) and an amount equal to the Positive Specified Liabilities Adjustment Amount minus the Negative Specified Liabilities Adjustment Amount (the “Specified Liabilities Adjustment Amount”); and

(viii) the Post-Closing Share Adjustment, if any, in each case of the above (i) through (vii) prepared in accordance with the respective definitions thereof.

The Closing Balance Sheet shall be prepared in accordance with Annex 5 (Closing Share Statement Principles) by using the same processes and software (such as peoplesoft) used in the preparation of the Financial Statements. The Sellers’ Representative and the Purchasers’ Representative shall ensure that each other and each other’s Representatives have reasonable access to all data within each other’s control to the extent necessary in connection with the preparation and review of the Closing Share Statement.

(b) Within five (5) Business Days following the Final Payment Date, (x) the Sellers’ Representative on behalf of the relevant Sellers shall pay (or cause to be paid) to the Purchasers’ Representative on behalf of the relevant Purchasers the absolute value of the amount of the Post-Closing Share Adjustment if the Post-Closing Share Adjustment is a negative number, or (y) the Purchasers’ Representative shall pay (or cause to be paid) to the Sellers’ Representative on behalf of the relevant Sellers the amount of the Post-Closing Share Adjustment if the Post-Closing Share Adjustment is a positive number. The “Post-Closing Share Adjustment” is the sum (positive or negative) of:

(i) the difference (positive or negative) between the Revenue Adjustment and the Estimated Revenue Adjustment;

(ii) the Working Capital Adjustment Amount (positive or negative);

(iii) the Cash Adjustment Amount (positive or negative);

(iv) the Indebtedness Adjustment Amount (positive or negative); and

(v) the Specified Liabilities Adjustment Amount (positive or negative).

For the avoidance of doubt, the Post-Closing Share Adjustment may be a positive or a negative number. Cash payments made pursuant to this Section 2.6 shall be made by wire transfer of immediately available Dollar funds, to an account indicated by the party entitled to receive such funds and shall be accompanied by interest at the Applicable Rate calculated on the basis of a year of 365 days for the actual number of days elapsed, accrued from the Closing Date up to and including the date of payment.

Section 2.7 Closing Sale Asset Statement. (a) The Purchasers’ Representative shall procure that as soon as reasonably practicable but in no event later than the twentieth (20th) Business Day after the Closing Date, there shall be prepared and delivered to the Sellers’

Representative a Closing statement in respect of the Sale Assets transferred at the Closing calculated on the relevant Determination Date (the “Closing Sale Asset Statement”). The Closing Sale Asset Statement shall set forth for each Sale Asset (if any) that has been transferred at the Closing the calculation of the amount of the Sale Asset Purchase Price (including each of the components thereof) and the Post-Closing Sale Asset Adjustment. The Sellers’ Representative and the Purchasers’ Representative shall ensure that each other and each other’s Representatives have reasonable access to data within each other’s control to the extent necessary in connection with the preparation of the Closing Sale Asset Statement.

(b) On the Final Payment Date, (x) the Sellers’ Representative on behalf of the relevant Sellers shall pay (or cause to be paid) to the Purchasers’ Representative on behalf of the relevant Purchasers the amount, if any, by which the amount of the Aggregate Estimated Sale Assets Closing Amount exceeds the amount of Aggregate Sale Asset Purchase Price, and (y) the Purchasers’ Representative shall pay (or cause to be paid) to the Sellers’ Representative on behalf of the relevant Sellers the amount, if any, by which the amount of the Aggregate Sale Asset Purchase Price exceeds the amount of the Aggregate Estimated Sale Assets Closing Amount in respect of the Closing (the “Post-Closing Sale Asset Adjustment”). Cash payments made pursuant to this Section 2.7(b) (Closing Sale Asset Statement) shall be made by wire transfer of immediately available Dollar funds, to an account indicated by the party entitled to receive such funds and shall be accompanied by interest at the Applicable Rate calculated on the basis of a year of 365 days for the actual number of days elapsed, accrued from the Closing Date up to and including the date of payment.

Section 2.8 Dispute Resolution. (a) During the period of any review or dispute as provided in this Section 2.8, the Purchasers’ Representative and the Sellers’ Representative shall, and shall cause the Purchasers’ Group and the Sellers’ Group, respectively, to: (i) provide the Sellers’ Representative (in the case of the Purchasers’ Representative) or the Purchasers’ Representative (in the case of the Sellers’ Representative), and such Person’s Representatives with reasonable access during normal business hours upon reasonable advance notice to its and their relevant books, records and employees (to the extent any of such books, records or employees relate to the Closing Statement) and permit copies to be made of any of the foregoing documentation, and (ii) cooperate fully with such other party and its Representatives as reasonably requested, including the provision on a timely basis of all information reasonably relevant for purposes of the Closing Statement.

(b) After receipt of a Closing Statement, the Sellers’ Representative shall have sixty (60) Business Days to review such statement (the date immediately following the expiration of such period, the “Resolution Date”). Unless the Sellers’ Representative delivers written notice to the Purchasers’ Representative on or prior to the sixtieth (60th) Business Day after the Purchasers’ Representative delivers such statement stating that the Sellers’ Representative has objections to such statement, the Sellers’ Representative shall be deemed to have accepted and agreed to the Closing Statement. Matters included in such Closing Statement, which are not objected to in writing by the Sellers’ Representative, shall be deemed to be accepted by the Sellers’ Representative (“Resolved Items”) and any amounts included within such items shall be deemed to be final, binding and conclusive. If the Sellers’ Representative has objections to such Closing Statement, it shall notify the Purchasers’ Representative in writing of its objections and such notification shall be accompanied by a letter including a list of adjustments proposed by the

Sellers’ Representative together with a detailed reasoning for its objections. If the Sellers’ Representative notifies the Purchasers’ Representative of its objections to such Closing Statement, the Purchasers’ Representative and the Sellers’ Representative shall, within thirty (30) Business Days (or such longer period as the Sellers’ Representative and the Purchasers’ Representative may agree in writing) following such notice (each such period, a “Resolution Period”), attempt to resolve their differences, and any written resolution by them as to any disputed amounts shall be final, binding and conclusive.

(c) Any amounts remaining in dispute at the conclusion of the Resolution Period (the “Unresolved Items”) shall be submitted by the Purchasers’ Representative and the Sellers’ Representative to an internationally recognized firm of independent accountants mutually agreed in writing by the Sellers’ Representative and the Purchasers’ Representative, which shall be Deloitte Touche Tohmatsu or if such firm is unavailable another firm agreed by the Sellers’ Representative and the Purchasers’ Representative (the “CPA Firm”) within ten (10) Business Days after the expiration of the Resolution Period or as soon as practicable after the Purchasers’ Representative and the Sellers’ Representative have engaged the CPA Firm. In the event that the parties fail to appoint the CPA Firm pursuant to this Section 2.8(c) within ten (10) Business Days after the expiration of the applicable Resolution Period, the parties agree that the CPA Firm shall be appointed (on the application of either party) by the President of the Institute of Chartered Accountants. The Sellers’ Representative and the Purchasers’ Representative agree to use their reasonable best efforts to engage the CPA Firm as promptly as practicable. Each of the Sellers’ Representative and the Purchasers’ Representative agrees to execute, if requested by the CPA Firm, an engagement letter with the CPA Firm containing reasonable terms and to provide the CPA Firm such work papers and other documents and information related to the Unresolved Items as the CPA Firm may reasonably request if available to such party or, in the case of the Purchasers’ Representative, the Purchasers’ Group, or, in the case of the Sellers’ Representative, the Sellers’ Group (or their accountants or auditors). All fees and expenses relating to the work, if any, to be performed by the CPA Firm shall be borne in proportion to the dollar amounts of the Unresolved Items that are resolved by the CPA Firm in favor of the other party. The CPA Firm shall act as an arbitrator and not as an expert, to determine, based on the provisions of this Section 2.8(c), only the Unresolved Items; provided, however, that the CPA Firm shall have authority to determine, and the term “Unresolved Items” as used in this Section 2.8(c) shall mean, only the amount(s) contained in the Closing Share Statement and no other matter whatsoever, absent a written agreement to the contrary by the Purchasers’ Representative and the Sellers’ Representative; provided further that the determination of the Unresolved Items provided by the CPA Firm shall be limited to the range provided by the Sellers’ Representative and the Purchasers’ Representative on the resolution of the specific Unresolved Item. The Sellers’ Representative and the Purchasers’ Representative shall request that the CPA Firm provide, within thirty (30) days after the submission of the Unresolved Items to the CPA Firm, a written statement setting out (x) its determination of the Unresolved Items and (y) its calculation of the amounts set forth in the Closing Statement, based upon (A) the amount of Resolved Items and (B) its determination of the Unresolved Items. Such written statement shall be delivered to the Purchasers’ Representative and the Sellers’ Representative and shall be final, binding and conclusive on and with respect to the Purchasers’ Representative and the Sellers’ Representative absent manifest error.

Section 2.9 Registered Fund Reconciliation. (a) For each Specified Fund for which, as of the Closing, its Fund Board has approved an Interim Advisory Contract and its shareholders have not yet approved a New Advisory Contract for such Specified Fund in accordance with the Investment Company Act, if either:

(i) its Interim Advisory Contract terminates, or the relevant Client or Fund Board of such Specified Fund provides Purchaser or one of its Affiliates (including a Target Company) an effective notice of termination under such Interim Advisory Contract, before the date that is one-hundred and fifty days after the Closing Date (the “Registered Fund Reconciliation Date”), or

(ii) its shareholders do not approve the New Advisory Contract for such Specified Fund in accordance with the Investment Company Act prior to the Registered Fund Reconciliation Date (any such Specified Fund in (i) or (ii), an “Excluded Specified Fund”),

then, on the first Business Day that is three (3) Business Days after the date of such termination or notice of termination or the Registered Fund Reconciliation Date, as applicable, the Sellers’ Representative shall refund to the Purchasers’ Representative an amount equal to the excess of:

(A) the Revenue Adjustment that would have been calculated as of the Closing Date if (1) neither this Specified Fund nor any Excluded Specified Fund for which a refund has been determined under this Section 2.9(a) had been included as Continuing Accounts as of the Closing Date and (2) all Consented Contingent Funds for which an adjustment has been determined under Section 2.9(b) had been included as Continuing Accounts as of the Closing Date; over

(B) the Revenue Adjustment that would have been calculated as of the Closing Date if (1) no Excluded Specified Fund for which a refund has been determined under this Section 2.9(a) (other than this Specified Fund) had been included as Continuing Accounts as of the Closing Date and (2) all Consented Contingent Funds for which an adjustment has been determined under Section 2.9(b) had been included as Continuing Accounts as of the Closing Date;

provided, however, that if

(x) (i) the Purchasers’ Representative has previously made the Specified Fund Election in accordance with Section 6.5 (Specified Fund Election) and (ii) the condition set forth in Section 6.1(c) (Conditions to the Obligations of the Purchasers and the Sellers with Respect to the Closing) would not have been satisfied on the Closing Date but for the Specified Fund Election, then the aggregate amount required to be paid by the Sellers’ Representative under this Section 2.9(a) shall not exceed the result of (A) the Initial Purchase Price plus (B) the aggregate amount required to be paid or set off by the Purchasers’ Representative under Section 2.9(b) minus (C) the Revenue Adjustment minus (D) $220 million; and

(y) (i) the Purchasers’ Representative and the Sellers’ Representative jointly have previously made the Specified Fund Election in accordance with Section 6.5 (Specified Fund Election) and (2) the condition set forth in Section 6.1(c) (Conditions to the Obligations of the Purchasers and the Sellers with Respect to the Closing) would not have been satisfied on the

Closing Date but for the Specified Fund Elections, then the aggregate amount required to be paid by the Sellers’ Representative under this Section 2.9(a) shall not exceed the result of (A) the Initial Purchase Price plus (B) the aggregate amount required to be paid or set off by the Purchasers’ Representative under Section 2.9(b) minus (C) the Revenue Adjustment minus (D) $235 million;

provided further that, to the extent any amounts are not refunded under this Section 2.9(a) solely on account of the foregoing proviso of this Section 2.9(a), such amounts shall be set off by the Purchasers’ Representative against any amounts the Purchasers’ Representative would otherwise be required to pay under Section 2.9(b).

(b) For each Fund that, as of the Closing, is a Contingent Fund, if at any time on or prior to the Registered Fund Reconciliation Date, such Fund becomes a Consented Contingent Fund, then, on the first Business Day that is three (3) Business Days following the date on which the such Fund becomes a Consented Contingent Fund, if such Consented Contingent Fund then remains in existence, the Purchasers’ Representative shall pay to the Sellers’ Representative an amount equal to the excess of:

(i) the Revenue Adjustment that would have been calculated as of the Closing Date if (A) no Excluded Specified Fund for which a refund has been determined under Section 2.9(a) had been included as Continuing Accounts as of the Closing Date and (B) all Consented Contingent Funds for which an adjustment has been determined under this Section 2.9(b) (other than this Fund) had been included as Continuing Accounts as of the Closing Date; over

(ii) the Revenue Adjustment that would have been calculated as of the Closing Date if (A) no Excluded Specified Fund for which a refund has been determined under Section 2.9(a) had been included as Continuing Accounts as of the Closing Date and (B) (i) all Consented Contingent Funds for which an adjustment has been determined under this Section 2.9(b) and (ii) this Fund had been included as Continuing Accounts as of the Closing Date;

provided that, to the extent any amounts have not been refunded under Section 2.9(a) solely on account of sub-clause (x) or (y) of the first proviso of Section 2.9(a), such amounts shall be set off by the Purchasers’ Representative against any amounts the Purchasers’ Representative would otherwise be required to pay under this Section 2.9(b).

Section 2.10 Closing Date and Place. (a) Subject to Section 6.1, Section 6.2 and Section 6.3, the Closing shall take place at 11:00 a.m. (New York time) at the New York offices of the Sellers’ Lawyers on the earliest day reasonably practicable (but no later than the third Business Day) following the day on which the conditions set forth in Section 6.1, Section 6.2 and Section 6.3 (other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions) have been satisfied or waived with respect to the Shares or at such other location, time or date as may be agreed in writing between the Purchasers’ Representative and the Sellers’ Representative; provided, if, during any calendar month the conditions set forth in Section 6.1, Section 6.2 and Section 6.3 with respect to the Shares have been satisfied or waived (i) more than two (2) Business Days prior to the end of such month, the Closing shall occur on the first Business Day of the month following such month, and (ii) two (2) Business Days (or less) prior to the end of such month, the Closing shall occur on the first Business Day of the second month following such month and provided further that in no event shall the Closing take place prior to the date that is one hundred and fifty (150) days after the date hereof without the mutual written agreement of the Purchasers’ Representative and the Sellers’ Representative. At any time from and after the date that is one hundred fifty (150) days after the date hereof (subject to the prior satisfaction or waiver of the conditions set forth in Section 6.1, Section 6.2 and Section 6.3 as contemplated by the preceding sentence), the Purchasers’ Representative may elect (upon not less than three (3) Business Days prior written notice to the Sellers’ Representative) to modify the requirement set forth in the first proviso to the preceding sentence that Closing occur on the first Business Day of a month to allow for an intra-month closing (and, following such an election, the parties will act reasonably and in good faith to agree any necessary modifications to the Closing mechanics set forth in this Article II in order to preserve the commercial agreement of the parties as set forth in this Article II).

(b) At the Closing, the parties shall comply with their respective obligations specified in Section 2.11 and Section 2.12 below. The Sellers’ Representative may waive (in its sole and absolute discretion) some or all of the obligations of the Purchasers’ Representative, the Share Purchaser or the Asset Purchasers as set forth in Section 2.11 and the Purchasers’ Representative may waive (in its sole and absolute discretion) some or all of the obligations of the Sellers’ Representative, the Share Seller or the Asset Sellers as set forth in Section 2.12 below.

Section 2.11 Deliveries and Actions by the Purchasers’ Representative. At the Closing, the Purchasers’ Representative shall deliver or cause to be delivered to the Sellers’ Representative the following:

(a) the amount to be paid at the Closing pursuant to Section 2.5 in immediately available funds by wire transfer of Dollars to an account or accounts which have been designated by the Sellers’ Representative prior to the Closing Date;

(b) the certificate set forth in Section 6.3(c);

(c) duly executed copies of the Transaction Documents to which the Purchasers and the applicable members of the Purchasers’ Group are a party; and

(d) such other customary instruments of transfer, assumptions, filings or documents, in form and substance reasonably satisfactory to the Sellers’ Representative, as may be required to give effect to this Agreement.

Section 2.12 Deliveries and Actions by the Sellers’ Representative. At the Closing, the Sellers’ Representative shall deliver, or cause to be delivered, to the Purchasers’ Representative the following:

(a) stock certificates or other equity certificates, as applicable, representing the Shares properly endorsed or accompanied by duly executed instruments of transfer to transfer the Shares, free and clear of all Encumbrances;

(b) with respect to the Sale Assets, such instruments of transfer, conveyances, filings and other documents as are necessary to transfer the Sale Assets;

(c) the certificate set forth in Section 6.2(c);

(d) duly executed copies of the Transaction Documents to which the Sellers and the applicable members of the Sellers’ Group are a party;

(e) certificates in form and substance reasonably satisfactory to the Purchasers’ Representative, duly executed and acknowledged by the Company or any issuer of a Sale Asset that is a partnership for U.S. federal income tax purposes, as applicable, certifying any facts that would exempt the transfer of the Shares of the Company and such Sale Assets from withholding under Section 1445 of the Code (it being understood and agreed by the parties that delivery of such certificates shall not constitute a condition to Closing);

(f) executed copies of any Specified Fund Interim Advisory Contracts; and

(g) such other customary agreements, instruments of transfer, assumptions, filings or documents, in form and substance reasonably satisfactory to the Purchasers’ Representative, as may be required to give effect to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the Sellers’ Disclosure Letter, which identifies the Section and, if applicable, the subsection to which such exception relates (it being understood and agreed by the parties that the disclosure of any fact or item in the Sellers’ Disclosure Letter that refers to a particular Section or subsection in this Agreement shall be deemed to have been disclosed with respect to other Sections and/or subsections in this Agreement to the extent it is reasonably apparent that such disclosure is relevant to such other Sections and/or subsections (provided that no such disclosure shall be deemed to qualify Section 3.7(a) unless expressly set forth on Section 3.7(a) of the Sellers’ Disclosure Letter, or Section 3.18(m) unless expressly set forth on Section 3.18(m) of the Sellers’ Disclosure Letter, but any disclosure shall not be deemed to constitute an admission by the Sellers or to otherwise imply that any such fact, item or matter is material or would have or would reasonably be expected to have a Material Adverse Effect for purposes of this Agreement), the Sellers’ Representative, on behalf of the Sellers, represents and warrants to the Purchasers’ Representative as follows:

Section 3.1 Organization, Authorization, Enforceability. (a) Organization. Each Seller and each Target Company is duly organized, validly existing and (where applicable) in good standing under the laws of its respective jurisdiction of incorporation.

(b) Corporate Authorization. Each member of the Sellers’ Group that is a party to this Agreement or any other Transaction Document has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and consummate the Transactions. The execution, delivery and performance of this Agreement and the other Transaction Documents to which any member of the Sellers’ Group is a party have been duly and validly authorized by all necessary corporate action on the part of such members of the Sellers’ Group and no other action on the part of such members of the Sellers’ Group is necessary to authorize the execution and delivery of this Agreement and the other Transaction Documents.

(c) Binding Effect. This Agreement has been, and the other Transaction Documents will be at the Closing, duly executed and delivered by the members of the Sellers’ Group that are party thereto. This Agreement is, and the other Transaction Documents to which a member of the Sellers’ Group is a party, when executed and delivered by such members of the Sellers’ Group, will be, legal, valid and binding obligations of such members of the Sellers’ Group enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) Non-Contravention. Except as set forth in Section 3.1(d) of the Sellers’ Disclosure Letter, the execution, delivery and performance of this Agreement and the other Transaction Documents to which any member of the Sellers’ Group is a party (each where applicable) by such members of the Sellers’ Group and the consummation by such members of the Sellers’ Group of the Transactions will not contravene, conflict with, or constitute or result in a breach, modification, acceleration, termination, default or violation of (i) any provision of the certificate of incorporation or by-laws or other organizational documents of such members of the Sellers’ Group, or (ii) assuming the receipt of the Sellers’ Required Approvals, except as set forth in Section 3.1(d) of the Sellers’ Disclosure Letter, any Law or Permit applicable to such members of the Sellers’ Group, or (iii) any right of any Target Company under or result in a loss of any benefit to which any Target Company is entitled under any Contract by which any of the assets, rights or properties of the Target Companies are bound, other than, in the case of subsection (iii) only, such conflicts, breaches, defaults, modifications, accelerations, terminations or violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e) Solvency. Each Seller is solvent and able to pay its debts as they fall due and will not become insolvent or unable to pay its debts as they fall due as a consequence of its execution of this Agreement or its performance of its obligations contained herein.

Section 3.2 Shares of the Company. The authorized capital stock of the Company and the ownership of the issued capital stock of the Company are set forth in Part 1 (Details of the Share Seller, Shares etc.) of Annex 1 (Details Regarding Shares and Sale Assets). All of the Shares are owned beneficially and of record by the relevant Share Seller free and clear of any Encumbrances (other than the Encumbrances arising pursuant to this Agreement and the other Transaction Documents). All of the Shares have been duly authorized and validly issued and are fully paid and non-assessable and were not issued in violation of any preemptive or similar right. Except as created pursuant to this Agreement and the other Transaction Documents, there are no outstanding options, warrants, securities, subscriptions, calls, pre-emptive or other rights (absolute, contingent or otherwise) or agreements that give any Person the right to purchase or otherwise receive or be issued any Shares or any security convertible into or exchangeable for any Shares or other equity or debt securities of the Company. There are no restrictions upon, or voting trusts or proxies of any kind with respect to the voting, purchase, redemption, acquisition or transfer of, or the declaration or payment of any dividend or distribution on the Shares and, assuming receipt of the Sellers’ Required Approvals, there are no restrictions on the Sellers’

Representative’s ability to transfer the Shares to the Purchasers’ Representative at the Closing Date.

Section 3.3 Shares of the Other Target Companies. (a) Part 1 (Details of the Shares, Share Sellers, etc.) of Annex 1 (Details Regarding Shares and Sale Assets) sets forth a complete list of each of the Target Companies (other than the Company) and sets forth the designation and the number of authorized, issued and outstanding shares of capital stock for each of the Target Companies (other than the Company) and (if such Target Company is indirectly held by the Company) the number and percentage ownership interest of any Target Company other than the Company in each such Target Company. The Company legally or beneficially owns free and clear of any Encumbrances, all of the shares of each other Target Company set forth in Part 1 (Details of the Shares, Share Sellers, etc.) of Annex 1 (Details Regarding Shares and Sale Assets).

(b) All the issued and outstanding shares of capital stock of each of the Target Companies have been duly authorized and validly issued and are fully paid and non-assessable and not issued in violation of any preemptive or other similar right. Except as set forth in Section 3.3(b) of the Sellers’ Disclosure Letter, there are no outstanding options, warrants, securities, subscriptions, calls, pre-emptive or other rights (absolute, contingent or otherwise) or agreements that give any Person the right to purchase or otherwise receive or be issued any shares of capital stock of the Target Companies or any security convertible into or exchangeable for any shares of capital stock or other equity or debt securities of the Target Companies. Except as set forth in Section 3.3(b) of the Sellers’ Disclosure Letter and as contemplated by the Transaction Documents, there are no restrictions upon, or voting trusts or proxies of any kind with respect to the voting, purchase, redemption, acquisition or transfer of, or the declaration or payment of any dividend or distribution on, the capital stock of the Target Companies.

(c) Except where otherwise indicated, the shares in each Target Company have not been and are not listed on any stock exchange or regulated market.

Section 3.4 Sale Assets. Part 2 (Details of the Asset Sellers, Asset Purchasers, etc.) of Annex 1 (Details Regarding Shares and Sale Assets) sets forth a complete list of each of the Sale Assets and sets forth the number and percentage ownership interest of any Asset Seller in each such Sale Asset as of December 31, 2010. Each Asset Seller has or will have at the Closing (or the applicable Delayed Sale Asset Closing) the right, title and authority, subject to the resolution of any Transfer Restrictions, to sell to the relevant Asset Purchaser the legal and beneficial ownership of the relevant Sale Assets free from Encumbrances (other than any Transfer Restrictions and Assumed Obligations). Section 3.4 of the Sellers’ Disclosure Letter sets forth a list of all of the material Transfer Restrictions and Assumed Obligations.

Section 3.5 Approvals. Other than in connection with: (i) the HSR Act and those Antitrust Laws that are set forth in Section 3.5 of the Sellers’ Disclosure Letter and (ii) such other Laws that are set forth in Section 3.5 of the Sellers’ Disclosure Letter (collectively, the “Sellers’ Required Approvals”), no member of the Sellers’ Group is required to (x) obtain any authorization, waiver, consent or approval of, or (y) make any filing or registration with, or (z) give any notice to, any Government Authority in connection with or as a condition to the execution, delivery and performance by such member of the Sellers’ Group of this Agreement and the Transaction Documents and the Transactions, other than any authorization, waiver, consent, approval, filing, registration or notice in respect of which the failure to obtain, make or give would not reasonably be expected to be material to the Target Companies taken as a whole, or that would not be reasonably expected to materially impair or delay the ability of the Sellers to consummate the Transactions.

Section 3.6 Financial Statements. (a) The audited financial statements of ING REI Clarion Holding, Inc. present fairly, in all material respects, the consolidated financial position of ING REI Clarion Holding, Inc. and its subsidiaries as at December 31, 2009 and 2008, and the consolidated results of operations, cash flows and changes in stockholder equity for the years then ended in conformity with GAAP, consistently applied.

(b) The audited consolidating balance sheets at December 31, 2009 and 2008 and audited consolidating statements of income for the years then ended presented within the audited consolidated financial statements of ING REI Clarion Holding, Inc. are fairly stated in all material respects in relation to the basic consolidated financial statements of ING REI Clarion Holding, Inc. and its subsidiaries, taken as a whole, as described in Section 3.6(a); such financial information having been appropriately derived from the financial information which has been extracted from the Company’s underlying accounting system.

(c) The CRES Balance Sheet at September 30, 2010 and the CRES Income Statement for the nine months ended September 30, 2010 (the “CRES Financial Statements”) as presented in Annex 12 (CRES Financial Statements)

(i) were prepared in good faith;

(ii) were derived from unaudited financial information which has been extracted, with reasonable care and attention from the Company’s underlying accounting system, such underlying accounting system which has been used as the basis for preparation of the financial information included in the Financial Overview Document and the audited financial statements of ING REI Clarion Holding, Inc. for the year ended December 31, 2009, and

(iii) were prepared on a basis consistent with the financial statements of ING REI Clarion Holding, Inc. for the year ended December 31, 2009 except for (a) certain classifications, (b) the omission of a statement of cash flows, a statement of shareholders’ equity, footnotes and other disclosures required by GAAP, (c) the exclusion of the Excluded Entities, ING Clarion Realty Services Holdings, Inc., ING Clarion Realty Services LLC and ING Clarion Capital Holdings, Inc. which are included in the ING REI Clarion Holding, Inc. financial statements for the year ended December 31, 2009, but not in the CRES Financial Statements, (d) the consolidation of certain Funds, and (e) the allocation of taxes to each company within the consolidated group on a stand alone entity basis.

(d) The Data Room includes true and complete copies of the financial statements referred to in Section 3.6(a) (the “Audited Financial Statements”), and the CRES Financial Statements referred to in Section 3.6(c) (the Audited Financial Statements and the CRES Financial Statements, together, the “Financial Statements”).

(e) The Target Companies have no liabilities (whether accrued, absolute, contingent or otherwise) of a character required under GAAP to be reflected or reserved against on a balance sheet, except for those liabilities (i) set forth in the CRES Financial Statements, (ii) set forth on Section 3.6(e) of the Sellers’ Disclosure Letter, or (iii) incurred since the Accounts Date in the Ordinary Course and which in the aggregate would not reasonably be expected to be material to the Target Business taken as a whole.

Section 3.7 Absence of Changes. (a) Except (i) as set forth in Section 3.7(a) of the Sellers’ Disclosure Letter, or (ii) any action taken by any member of the Sellers’ Group in connection with the Transactions and any efforts to sell the Target Companies, since the Accounts Date, the Target Companies have conducted the Target Business in the Ordinary Course, and during such period, there has not occurred any fact, change, effect, event or occurrence that has had, or is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as contemplated by this Agreement or as set forth in Section 3.7(b) of the Sellers’ Disclosure Letter, from September 30, 2010 through the date of this Agreement, the Target Companies have not taken any action that would, had such action been taken after the date hereof (assuming the absence of any consent by the Purchasers’ Representative), be a breach of Section 5.1(a)(i) to (xii) and (xv) to (xx) (Conduct of the Target Business) which breaches, individually or in the aggregate, would reasonably be expected to be material to the Target Companies, taken as a whole.

Section 3.8 No Litigation. Other than with respect to Taxes or as set forth in Section 3.8 of the Sellers’ Disclosure Letter (i) there is no civil, criminal or administrative action, suit, demand, claim, hearing, proceeding or disclosed investigation (“Litigation”) pending, or, to the knowledge of the Sellers’ Representative, threatened (including cease and desist letters or invitations to take a patent license), against the Sellers, the Target Companies or any Adobe Fund that would, if decided adversely, result in monetary damages, loss of assets, or injunctive relief, (ii) none of the Target Companies is in default under any Governmental Order or subject to any continuing Governmental Order, settlement agreement or other similar agreement with, or, to the knowledge of the Sellers’ Representative, continuing investigation by, any Government Authority, and (iii) there is no material unsatisfied judgment, penalty or award against or affecting the Target Companies that would reasonably be expected to be, in any of the foregoing subsections (i) to (iii), individually or in the aggregate, material to the Target Companies, taken as a whole, or that would reasonably be expected to materially impair or delay the ability of the Sellers to consummate the Transactions.

Section 3.9 Taxes. (a) Each Target Company has timely filed or caused to be timely filed all material Tax Returns required to be filed for it with the applicable Tax Authority. Each such Tax Return is true and complete in all material respects. Each Target Company has paid in full the material Taxes required to be paid by it with respect to such Tax Returns.

(b) No Target Company has any lien in respect of material Taxes over any of its material assets, except for Permitted Encumbrances in respect of Taxes.

(c) (i) No deficiency for any material Taxes of a Target Company has been proposed, asserted or assessed that has not been resolved and paid in full, (ii) no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or Tax Returns of a Target Company is pending, nor has there been any written notice by any Tax Authority regarding any such audit or other proceeding and (iii) there are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, material Taxes due from or with respect to any of the Target Companies.

(d) The Tax Returns of the Target Companies with respect to U.S. federal income Taxes have been examined by and settled with the IRS, or the statute of limitations with respect to the relevant Tax liability has expired, for all taxable periods through and including the year ended 2006.

(e) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any Target Company. No material power of attorney granted by or with respect to any of the Target Companies relating to material Taxes is currently in force.

(f) The Company is classified as a corporation for U.S. federal income tax purposes. None of the Target Companies has made any election on IRS Form 8832 to change its default classification for U.S. federal income tax purposes in respect of any taxable year beginning after December 31, 2009.

(g) In respect of taxable year 1999 through the present, none of the Target Companies (i) is or has been a member of an affiliated group of companies filing a consolidated, combined, unitary or aggregate Tax Return (other than the group to which they are currently members and the common parent of which is the Company), or (ii) has any liability for the Taxes of any Person (other than the Target Companies) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign law), as a transferee or successor, by contract, or otherwise (other than pursuant to customary tax indemnity provisions in leases, loan agreements, investment advisory agreements and other commercial agreements for which Taxes do not comprise the primary subject).

(h) All material Taxes required to be withheld, collected or deposited by or with respect to the Target Companies have been withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Tax Authority.

(i) None of the Target Companies is a party to, or bound by, or has any obligation under, any material Tax allocation, Tax sharing agreement or similar agreement (for the avoidance of doubt, a Tax allocation, Tax sharing or similar agreement shall not include any customary tax indemnity provisions in leases, loan agreements, investment advisory agreements and other commercial agreements for which Taxes do not comprise the primary subject).

(j) None of the Target Companies will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) any (A) intercompany item deferred pursuant to Treasury Regulations Section 1.1502-13 or (B) excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of foreign, state or local income Tax Law), (iv) prepaid amount received on or prior to the Closing Date or (v) election under Section 108(i) of the Code (or any corresponding or similar provision of foreign, state or local income Tax Law).

(k) None of the Target Companies has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(l) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(m) None of the Target Companies has engaged in any transaction that is the same as, or substantially similar to, a transaction that the Internal Revenue Service has identified by notice, regulation, or other form of published guidance as a “reportable transaction,” as set forth in Treasury Regulations Section 1.6011-4(b).

Section 3.10 Labor. (a) As of the date of this Agreement, no Target Company is involved in any dispute or negotiation regarding a claim with any trade union or other body representing employees or former employees of any Target Company which (in any of the foregoing cases) would be reasonably expected to have a Material Adverse Effect.

(b) None of the Target Companies is a party to or bound by any labor agreement, union contract or collective bargaining agreement and there are no labor unions or other organizations representing any Company Employee other than omnibus agreements covering substantially all employees in a jurisdiction pursuant to the Laws or customary practice of that jurisdiction respecting employees. As of the date of this Agreement, there are no labor unions or other organizations which have filed a petition with any Government Authority seeking certification as the collective bargaining representative of any Company Employee, and to the knowledge of the Sellers’ Representative, no labor union or organization is engaged in any organizing activity with respect to any Company Employee.

(c) As of the date of this Agreement, there are no material outstanding applications for trade union recognition or de-recognition relating to any of the Company Employees.

(d) Other than as set forth in Section 3.10(d) of the Sellers’ Disclosure Letter, no Target Company has been subject to at any time during the 12 months preceding the date of this Agreement or is, as of the date of this Agreement, subject to a requirement in respect of any of its employees to consult with appropriate representatives in relation to redundancies.

Section 3.11 Retirement Benefit Arrangements and Benefits Plans. (a) Section 3.11(a) of the Sellers’ Disclosure Letter, sets forth a complete and accurate list of each material Benefits Plan, separately identifying which Benefits Plans are sponsored by the Target Companies (the “Company Benefits Plans”) and which Benefits Plans are sponsored by the Sellers’

Representative and/or its Affiliates (excluding the Target Companies). Each Retirement Benefit Arrangement is separately identified in Section 3.11(a) of the Sellers’ Disclosure Letter. In addition, the Sellers’ Representative has made available true and complete copies of each written material Benefits Plan including all amendments, or, to the extent no plan document exists, a summary of the material terms thereof; and, to the extent applicable (i) the most recent determination letter; (ii) any summary plan description and other material written communications by the Sellers or any of the Target Companies to the Company Employees concerning the extent of the benefits provided under a Benefits Plan; (iii) a summary of any proposed amendments or changes anticipated to be made to the Benefits Plans at any time within the twelve (12) months immediately following the date hereof (excluding any amendments to be proposed in accordance with the terms of this Agreement); and (iv) for the three most recent years (A) the Form 5500 and attached schedules; and (B) audited financial statements for each Benefits Plan required to file such statements. Each material offer letter delivered or entered into with a Company Employee is substantially in a form made available by the Sellers’ Representative and listed as a Benefits Plan. As of the date of this Agreement, there is no material pending or, to the knowledge of the Sellers’ Representative, threatened, litigation relating to the Benefits Plans. No Target Company has any obligations for retiree health and life benefits under any Benefits Plan.

(b) Other than as set forth in Section 3.11(b) of the Sellers’ Disclosure Letter, neither the execution of this Agreement nor the consummation of the Transactions (whether alone or in conjunction with any subsequent event(s)) could (i) entitle any Company Employee to any severance, retention, bonus, or similar compensation or benefits or increase in severance, retention, bonus, or similar compensation or benefits as a result of termination of employment, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any Benefits Plans to any Company Employee, (iii) limit or restrict the right of the Target Companies to merge, amend or terminate any of the Company Benefits Plans, or (iv) result in payments under any of the Company Benefits Plans which would not be deductible under Section 280G of the Code.

(c) Other than state or mandatory social security arrangements (or any other arrangement to which any of the Target Companies contribute in compliance with any applicable Law), the Retirement Benefit Arrangements identified on Section 3.11(c) of the Sellers’ Disclosure Letter are the only arrangements, obligations or commitments under which the Target Companies provide, or could reasonably be expected to have any material Liability with respect to retirement, pension, death, disability, retiree medical benefits, accidental death benefits, life assurance or similar benefits.

(d) The Retirement Benefit Arrangements and Benefits Plans were established and have been operated in compliance with their respective terms, applicable Law (including ERISA and the Code) and with all applicable funding requirements, in each case in all material respects.

(e) Each Retirement Benefit Arrangement that is primarily maintained in the United States primarily for the benefit of Company Employees working within the United States and that is subject to the US Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each such plan a “U.S. ERISA Plan”) and that is intended to be qualified under

Section 401(a) of the Code, has received a favorable determination letter from the IRS and no circumstances exist and nothing has occurred, whether by action or failure to act, that could reasonably be expected to result in revocation of any such favorable determination letter or the loss of the qualification of such U.S. ERISA Plan under Section 401(a) of the Code. None of the Target Companies has engaged in a transaction with respect to any Benefits Plan that would subject the Target Companies to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. No event has occurred and no condition exists that would subject any Target Company either directly or by reason of their affiliation with any member of their “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m), or (o) of the Code), to any tax, fine, lien, penalty, or other Liability imposed by ERISA, the Code, or other applicable Law. The Target Companies do not maintain or contribute to and have not within the past six (6) years maintained or contributed to a plan that is or was subject to Title IV of ERISA.

(f) Except as set forth in Section 3.11(f) of the Sellers’ Disclosure Letter, no Benefits Plan is maintained outside the jurisdiction of the United States, or covers any Company Employee residing or working outside the United States (each, a “Foreign Benefits Plan”). With respect to each Foreign Benefits Plan, (i) each Foreign Benefits Plan has been maintained and administered in compliance with its terms and applicable local Laws, in each case in all material respects; and (ii) each Foreign Benefits Plan that is required to be funded is funded, and with respect to all other Foreign Benefits Plans, adequate reserves therefore have been established on the accounting statements of the applicable Target Company.

(g) Each Benefits Plan that is or has ever been a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance has (i) since January 1, 2005, been operated in good faith compliance with, and is in documentary compliance with, Section 409A of the Code and Notice 2005-01 and (ii) since January 1, 2009, been operated in good faith compliance with, and is in documentary compliance with, Section 409A of the Code and IRS regulations and guidance thereunder. All stock options and stock appreciation rights granted by any member of the ING Group to any Company Employee have been granted with a per share exercise price at least equal to the fair market value of the underlying stock on the date the option or stock appreciation right was granted, within the meaning of Section 409A of the Code and associated Treasury Department guidance.

(h) As of the date of this Agreement, no current Company Employees are on (x) short-term or long-term disability leave, (y) leave under the Family Medical Leave Act of 1993 that is reasonably expected to progress into a short-term or long-term disability or (z) in the case of both clauses (x) and (y), substantially similar provisions of non-U.S. law.

Section 3.12 No Violation of Law; Required Licenses and Permits. Each of the Target Companies that is required to be registered as an investment adviser, a broker or dealer, a registered representative, a transfer agent, or in a similar capacity with any Government Authority, is duly registered as such and each such registration is in full force and effect. No Target Company is or has been in violation of any applicable Law, except such violations as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in Section 3.12 of the Sellers’ Disclosure Letter, each Target Company has all Permits necessary to entitle it to own or lease, operate and use its assets related to the

Target Business and to carry on and conduct the Target Business substantially as conducted immediately prior to the date of this Agreement, except for those the absence of which would not be reasonably expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole. Each Permit has been duly obtained, is valid and in full force and effect and is not subject to any pending or, to the knowledge of the Sellers’ Representative, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare such Permit invalid, except as would not be reasonably expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole. None of the operations of the Target Business are being conducted in a manner that violates in any material respect any of the terms or conditions of any Permit, except as would not be reasonably expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole. A list of all material Permits held by the Target Companies is set forth in Section 3.12 of the Sellers’ Disclosure Letter.

Section 3.13 Real Property. None of the Target Companies owns any real property. Section 3.13 of the Sellers’ Disclosure Letter sets forth a list of all real property that is material to the Target Companies and that is leased or subleased from any other Person by a Target Company (collectively, the “Leased Real Property”). Section 3.13 of the Sellers’ Disclosure Letter also sets forth the date of and name of each of the parties to such lease or sublease, license or other contractual obligations (as amended or otherwise modified and in effect, the “Leases”). Except as set forth on Section 3.13 of the Sellers’ Disclosure Letter, no Lease is a sublease.

Section 3.14 Intellectual Property. Section 3.14 of the Sellers’ Disclosure Letter sets forth all Patents, Trademarks and Copyrights for which ownership is registered, or an application for registration is pending, with a Government Authority in the name of one of the Target Companies (the “Scheduled Intellectual Property”). Except as set forth in Section 3.14 of the Sellers’ Disclosure Letter: (a) the Target Companies own all of the Scheduled Intellectual Property; (b) the Scheduled Intellectual Property is subsisting, and, to the knowledge of Sellers’ Representative, valid and enforceable; (c) to the knowledge of Sellers’ Representative, the Target Business as currently conducted by each Target Company is not infringing, misappropriating or violating the Intellectual Property rights of any other Person; (d) to the knowledge of the Sellers’ Representative, no third party is infringing, misappropriating or violating the Intellectual Property owned by the Target Companies that is used in the Target Business; (e) the Target Companies have taken commercially reasonable measures, consistent with industry practices, designed to protect the secrecy and confidentiality of any and all Trade Secrets owned by the Target Companies; (f) the Target Companies use reasonable commercial efforts designed to protect and maintain the security of their material software, information technology systems and networks; and (g) since January 1, 2010, there has been no material breach in security of the Target Companies’ information technology systems that would require the Target Companies under applicable Law to give notice to any of their customers that their information has been compromised, except in each case of clauses (a) through (g) as would not reasonably be expected to have a Material Adverse Effect.

Section 3.15 Specified Contracts. (a) Section 3.15(a) of the Sellers’ Disclosure Letter contains a true and complete list of each of the following Contracts (including all material amendments thereto), in each case as in effect as of the date of this Agreement, to which a Target Company is a party (the “Specified Contracts”):

(i) Indebtedness. Any Contract in respect of indebtedness for borrowed money which creates payment obligations of, or from any party to, any Target Company in excess of $250,000 in the aggregate;

(ii) Future Payment Obligations. Any Contract which creates future payment obligations of, or from any Person to, any Target Company in excess of $250,000 and which by its terms does not terminate or is not terminable without penalty by any of the Target Companies upon notice of 90 days or less;

(iii) Required Loans. Any Contract relating to an obligation by a Target Company to make, directly or indirectly, any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than investments in the Ordinary Course) in excess of $250,000;

(iv) Guarantees. Any Contract under which a Target Company has directly or indirectly guaranteed or otherwise agreed to be responsible for indebtedness for borrowed money or Liabilities of any Person (other than another Target Company) other than in the Ordinary Course;

(v) Non-Competes; Non Solicits; Exclusivity Provisions. Any Contract containing covenants limiting the freedom of the Target Companies to compete or operate in any line of business or to solicit customers or to solicit or hire employees in any geographic region or with or from any Person;

(vi) Advisory/Management Agreements. Any Existing Advisory Contract;

(vii) Fee Arrangements. Any Contract agreement (other than an Advisory Contract or Side Letter) to cap fees, share or pay fees or other payments, share expenses, waive fees or to reimburse or assume any or all fees or expenses thereunder, in each case, the amount of which would reasonably be expected to be material to the Target Companies, taken as a whole (including, notwithstanding anything to the contrary in this Section 3.15(a), any Contract with a Target Company to which any Fund or Fund Subsidiary is a party with respect to the foregoing);

(viii) Employment Agreements. Any employment, severance, consulting or management Contract covering any officer, director, independent contractor, consultant or employee of any of the Target Companies, who is expected to earn aggregate compensation and distribution in excess of $200,000 annually;

(ix) Fund Documents. Any Fund Document;

(x) Most Favored Nation Provisions. Any Contract that contains most favored nation (or similar) provisions or grants any exclusive redemption or withdrawal rights, fee concessions, rights of first refusal, rights of first negotiation or similar rights to the exclusive benefit of any Person;

(xi) Contingent Payment Obligations. Any Contract that is for an acquisition or disposition pursuant to which any of the Target Companies has continuing indemnification, “earn out” or other contingent payment obligations;

(xii) Operation and Management Agreements. Any Contract that is a limited liability company agreement, limited partnership agreement, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture in which any of the Target Companies is a party; and

(xiii) Intellectual Property. Any license or Contract under which (A) any of the Target Companies is permitted by a third party to use any Intellectual Property (excluding any “shrink wrap” or “click through” licenses for unmodified commercially available software) and (B) a third party is permitted to use any Intellectual Property owned by the Target Companies, in each case of (A) and (B) that is material to the Target Companies, taken as a whole.

(b) The Sellers’ Representative has made available to the Purchasers’ Representative a true and correct copy of each Specified Contract, including all material amendments thereto in effect on the date of this Agreement. As of the date of this Agreement, each Specified Contract is in full force and effect, and is valid and binding on the relevant Target Company and, to the knowledge of the Sellers’ Representative, on each other party thereto. As of the date of this Agreement in respect of each Specified Contract, there does not exist, and (to the knowledge of the Sellers’ Representative) there has not been alleged (in writing) to exist, (i) any breach or default or (ii) event or condition which (with or without notice or lapse of time or both) would reasonably be expected to result in a breach or default, in each case, (i) and (ii) on the part of the relevant Target Company to the extent such breach, event or condition would reasonably be expected to be, individually and in the aggregate material to the Target Companies, taken as a whole. As of the date of this Agreement, no Target Company has received any written notice of an intention, to terminate, not renew or challenge the validity or enforceability of any Specified Contract, the termination of which or failure to renew or challenge of which would reasonably be expected to be material to the Target Companies, taken as a whole.

Section 3.16 Compliance. (a) The Sellers’ Representative has made available to the Purchasers’ Representative true and complete copies of each Uniform Application for Investment Adviser Registration on the current Form ADV as on file with the SEC or currently made available to Clients as of the date of this Agreement relating to the Target Business, reflecting all amendments thereto (each, a “Form ADV”).

(b) No Target Company or any of its “affiliated persons” (as that term is defined under applicable provisions of the Investment Company Act as interpreted by the SEC) has any understanding or arrangement that would reasonably be expected to impose an unfair burden on any of the Registered Funds for purposes of Section 15(f) of the Investment Company Act as a result of the Transactions or would in any way make unavailable to the Sellers the benefits of (i) Section 15(f) of the Investment Company Act for those Registered Funds for purposes of Section 15(f) of the Investment Company Act or (ii) any similar safe harbors provided by any applicable Law.

(c) Each Target Company that is an investment adviser under the Investment Advisers Act has written policies and procedures adopted pursuant to Rules 206(4)-7 and 204A-1 of the Investment Advisers Act that are reasonably designed to detect and prevent material violations of the Investment Advisers Act and the rules adopted thereunder to the extent required by applicable Law. Each Target Company that is acting in a role similar to that of an Investment

Adviser and that is subject to the law of any foreign jurisdiction has adopted written policies and procedures to the extent required by analogous applicable Laws. There has been no material non-compliance by any Target Company with respect to the foregoing requirements or their own internal procedures and policies related to the foregoing, other than those which have been satisfactorily remedied or would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole.

(d) None of the Target Companies or any other Person “associated” (as defined under the Investment Advisers Act) with any Target Company or Sellers has been subject to disqualification pursuant to Section 203 of the Investment Advisers Act to serve as an Investment Adviser or as an associated person of a registered Investment Adviser, or subject to disqualification pursuant to Rule 206(4)-3 or the subject of a rebuttable presumption pursuant to Rule 206(4)-4(b), under the Investment Advisers Act unless, in each case, such Seller or any such Target Company or associated person has received exemptive relief from the SEC with respect to any such disqualification. None of the Target Companies or any “affiliated person” (as defined under the Investment Company Act) thereof has been subject to disqualification as an investment adviser or subject to disqualification to serve in any other capacity contemplated by the Investment Company Act for any investment company under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such person, as applicable, has received exemptive relief from the SEC with respect to any such disqualification. None of the Target Companies or any associated person thereof is subject to any disqualification under any applicable Law precluding the operation of the Target Business as currently conducted, or that would reasonably be expected to have a Material Adverse Effect. None of the Target Companies is registered (or required to be registered) as a broker-dealer within any jurisdiction in connection with its conduct of the Target Business.

(e) None of the following has occurred from January 1, 2008, through the date of this Agreement: (i) any investigative or disciplinary proceedings by any Government Authority against any of the Target Companies that has been or would reasonably be expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole; or (ii) the issuance of any consent judgments, decrees, cease and desist or other orders, disqualifications, penalties or special restrictions against any of the Target Companies, relating to or affecting the conduct of the Target Business that has or would reasonably be expected to be, individually or in the aggregate, material to the Target Companies taken as a whole. As of the date of this Agreement, no Litigation, investigation or inquiry is pending or, to the knowledge of the Sellers’ Representative, threatened as to any of the Target Companies relating to market timing, late trading, insider trading or front running with respect to shares of the Adobe Funds or Clients, or directed brokerage for “shelf space” or other mutual fund sales practices of the Target Companies and none of the Target Companies is party to any settlement agreement, assurance of discontinuance, consent decree or other agreement relating to such Litigation, investigation or inquiry. As of the date of this Agreement, none of the Target Companies has entered into any Contract pursuant to which it is presently bound providing for the use of “directed brokerage” (as such term is used in SEC Release IC-26591) as a means to compensate any Person for selling mutual fund shares in violation of the provisions of Rule 12b-1(h) under the Investment Company Act or Conduct Rule 2830(k) of FINRA. No pending inquiry or audit by the SEC of any of the Target Companies or Adobe Funds is reasonably expected to be material to the Target Companies, taken as a whole.

Section 3.17 Investment Advisor Activities. (a) Section 3.17(a) of the Sellers’ Disclosure Letter sets forth a list, which is correct and complete in all material respects, listing each Adobe Fund and Client in existence as of November 30, 2010, and with respect to each Adobe Fund and Client, except as set forth on Section 3.17(a) of the Sellers’ Disclosure Letter, the fee rate schedule payable to each Target Company in effect as of the date hereof is set forth in the columns designated “Fee Schedule as of November 30, 2010” on Annex 3 (Management Fees and Assets Under Management).

(b) Except as set forth in Section 3.17(b) of the Sellers’ Disclosure Letter, as of the date of this Agreement, no existing Client nor any investor in any Adobe Fund (or, in the case of any Client or investor in any Adobe Fund that is a collective investment vehicle, underlying investors therein, as applicable) has informed any of the Target Companies or Adobe Funds in writing of its intention to terminate or materially reduce its investment relationship as related to the Target Business, or adjust the fee schedule with respect to any Advisory Contract in a manner which would reduce the fees payable to the Target Companies or Adobe Funds in connection with such investor or Client relationship. As of the date of this Agreement, there are no Contracts (other than Side Letters and Advisory Contracts set forth on Section 3.17(a) of the Sellers’ Disclosure Letter) related to the Target Business pursuant to which any Target Company or Adobe Fund has undertaken or agreed to (x) any amount constituting non-recurring revenue, including any fee arrangement contingent on exceeding pre-established performance targets, such as incentive fees earned if performance exceeds a benchmark or (y) waive redemption charges or lock-up periods, disclose portfolio holdings, require an Adobe Fund to provide additional periodic reports or quarterly tax estimates or contain any other significant variations or concessions.

(c) Since January 1, 2009, each account of all Clients and Adobe Funds has been operated in all material respects in compliance (other than any non-compliance that has been satisfactorily remedied or which would not reasonably be expected to be material to the Target Companies, taken as a whole) with the terms of the relevant Advisory Contract under which a Target Company acts as an investment adviser or sub-adviser to, or manages any investment or trading account of, such Existing Account and New Account.

(d) Since January 1, 2009, for each account of any Client and Adobe Fund for which a Target Company is responsible for pricing, to the knowledge of the Sellers’ Representative there has existed no material unremedied “out of balance” condition, pricing error or similar condition.

(e) The Target Companies that are registered investment advisers have adopted and implemented procedures or practices for the allocation of securities purchased for its Clients and Adobe Funds that comply in all material respects with applicable Laws.

Section 3.18 Funds and Clients. (a) Each Adobe Fund is, and at all times since its launch date has been, in all material respects duly organized, and validly existing and (where applicable) in good standing under the Laws of the jurisdiction of its organization, and has, and at all times since its launch date has had, in all material respects the requisite power, right and authority to carry on its business as it is now being conducted in each jurisdiction where it is organized (except where such lack of authorization is not material to the Target Companies, taken as a whole) and (i) either (A) is not required to register with the SEC as an investment company under the Investment Company Act or (B) is duly registered with the SEC as an investment company under the Investment Company Act, and (ii) is duly registered with any other foreign Government Authority requiring a similar registration.

(b) Each Adobe Fund is in compliance, and has been operated since its launch date in compliance, if and to the extent applicable, in all material respects with all applicable Laws and Fund Documents and all investments were made in compliance in all material respects with the investment strategies and restrictions set forth in such Adobe Fund’s Prospectus.

(c) The Sellers’ Representative has made available to the Purchasers’ Representative true and complete copies of the financial statements, for each of the Adobe Funds for its most recent fiscal year ended prior to the date hereof (the “Adobe Fund Financial Statements”). Each of the Adobe Fund Financial Statements fairly presents, in all material respects, the financial position of such Adobe Fund as of the date thereof and its results of operations and changes in net assets for the period then ended and, with respect to those Adobe Funds that report in GAAP, in accordance with GAAP, and with respect to those Adobe Funds that report under any other accounting standards, in accordance with such accounting standards.

(d) The Sellers’ Representative has made available to the Purchasers’ Representative the prospectus or other similar principal offering document (each as amended or supplemented through the date hereof, a “Prospectus”) relating to each Adobe Fund. Each such Prospectus, complies with the requirements of applicable Law, including, where applicable, the Securities Act, the Investment Company Act, and the rules of the FINRA, except for such non-compliance as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies taken as a whole. Each Adobe Fund, since January 1, 2009, has timely filed (to the extent required) all Prospectuses, financial statements, other forms, reports, sales literature, and advertising, and any other documents required to be filed with the applicable Government Authority (the “Government Reports”), except where the failure to file has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies taken as a whole. The Government Reports have been prepared in accordance with the requirements of applicable Law, except for such non-compliance which has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies taken as a whole.

(e) None of the information supplied by any of the Target Companies in any proxy statement after the date hereof will, at the time any such proxy statement is mailed to the shareholders of the applicable Fund (to the extent mailed prior to the Closing), or at the time of the meeting of the shareholders of such Fund (to the extent such meeting occurs prior to the Closing), contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(f) Except in each case as would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies taken as a whole, (i) there is no action or threatened action in any court or before or by any Government Authority or any arbitrator, by or against any of the Adobe Funds or any officer thereof relating to the activities of the Adobe

Funds, any disqualification of any of the Target Companies under Section 9(a) of the Investment Company Act, or, except as disclosed as of the date of this Agreement in response to Item 11 to Part 1A of the Company’s Form ADV, any event which would require any of the Target Companies to give an affirmative response to any of the questions in Item 11 to Part 1A of its Form ADV (or any similar or successor form) and (ii) are no judgments, injunctions, court orders or other judicial or administrative mandates outstanding against or affecting any of the Adobe Funds or any officer or trustee thereof relating to the activities of or affecting the Adobe Funds.

(g) Except as set forth in Section 3.18(g) of the Seller’s Disclosure Letter, none of the Funds nor any Client account (in each case solely with respect to the portion of such Client’s or Fund’s investment that is managed by a Target Company) holds any investment other than (i) an investment in a security that is publicly traded on an exchange, or (ii) cash or money market accounts. Except as set forth in Section 3.18(g) of the Seller’s Disclosure Letter, none of the Funds (solely with respect to the portion of such Fund’s investment that is managed by a Target Company) holds any interest in any joint venture, partnership, limited liability company or other similar arrangement other than a security that is traded on an exchange.

(h) Except as set forth in Section 3.18(g) of the Sellers’ Disclosure Letter, since January 1, 2008, none of the Target Companies has, on behalf of any Fund, employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, placement agent fees, commissions or finder’s fees, and no placement agent, broker or finder has acted directly or indirectly for the Target Companies or any Adobe Fund.

(i) Neither the execution, delivery and performance of this Agreement by any of the Sellers, nor the consummation by the Sellers and their Affiliates of the Transactions, will (i) at the Closing, and subject to the satisfaction of the requirements set forth in Annex 2 (Assignment Requirements) and any other consents obtained by the Sellers’ Representative or a Target Company on or prior to the Closing, conflict with, result in a breach or violation of, result in a material modification of the terms or conditions of, or result in a default (or an event which, with notice or lapse of time or both, would constitute a default) under or cause an adverse effect under, any Fund Document or Advisory Contract, or (ii) subject to the receipt of the satisfaction of the Assignment Requirements, violate any Law applicable to the Target Companies or any of the Adobe Funds or their respective businesses, assets or properties, except in each case (i) and (ii) as would not be reasonably expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole.

(j) Each Adobe Fund that is a Registered Fund has written policies and procedures adopted pursuant to Rule 38a-1 of the Investment Company Act that are reasonably designed to prevent material violations of the United States Federal Securities Laws, as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “material compliance matters” for any Registered Fund, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those which have been reported to the applicable Adobe Fund board and satisfactorily remedied or are in the process of being remedied. Each Adobe Fund that is required to be registered under any other applicable Law has, to the extent required by such other applicable Law, written policies and procedures that are reasonably designed to prevent material violations of such applicable Law, and no such violations have been detected other than those that have been satisfactorily remedied or are in the process of being remedied or would not reasonably be expected to be material to the applicable Fund.

(k) To the extent any Target Company has acted as a “fiduciary” (within the meaning of ERISA) with respect to the assets of any Client or Adobe Fund that is (i) an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA, (ii) a Person acting on behalf of such a plan or (iii) any Person whose assets are “plan assets” within the meaning of Department of Labor Regulation Section 2510.3-101, such Target Company has acted in compliance with the applicable requirements of ERISA, except for any failure to act in compliance as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole. To the extent any such Target Company has relied upon any statutory or administrative exemption from the prohibited transaction rules of Section 406 of ERISA and Section 4975 of the Code, such Target Company is eligible to rely on such exemption and has satisfied the requirements of such exemption, except for any failure to be so eligible or to so satisfy as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole.

(l) Since its inception, each Adobe Fund (other than an Adobe Fund that is a Specified Fund) has (i)(A) been excluded from the definition of an “investment company” under the Investment Company Act, (B) not made a public offering of its shares in contravention of section 7(d) of the Investment Company Act, and (C) otherwise not been required to register as a pooled investment vehicle with any Government Authority and (ii) not issued or had outstanding any shares or other equity interests that are registered or required to be registered under the Securities Act or the Exchange Act or any comparable regulatory regimes.

(m) Except as set forth on Section 3.18(l) of the Sellers’ Disclosure Letter, no Target Company has any obligation, contingent or otherwise, to return all or a portion of any Performance Fee pursuant to any Advisory Contract or the governing documents of any Adobe Fund.

(n) Section 3.18(m) of the Sellers’ Disclosure Letter sets forth a true and complete list of all written redemption requests as of the date hereof, including the date of such request and the amount to be redeemed other than with respect to any holdback permitted under the relevant Fund Documentation, from a Client or any investor in any Adobe Fund that is outstanding and has not been fulfilled, in whole or in part as of the date hereof.

(o) The U.S. federal income tax status of each Adobe Fund, as a regulated investment company, a corporation (other than a regulated investment company or a real estate investment trust) or a partnership, is set forth in Section 3.18(n) of the Sellers’ Disclosure Letter.

(p) Each Adobe Fund that is identified as a “regulated investment company” in Section 3.18(n) of the Sellers’ Disclosure Letter has satisfied the relevant requirements of the Code for all taxable periods, or portions thereof, of such Adobe Fund ending on or prior to the date of this Agreement or the Closing Date, as the case may be, to be treated as a regulated investment company. No Adobe Fund has received any written notice or other written communication asserting that such Fund is not in compliance with any of the requirements necessary to be treated as a regulated investment company. Each Adobe Fund has timely filed or caused to be timely filed all material Tax Returns required to be filed for it with the applicable Tax Authority. Each such Tax Return is true and complete in all material respects. Each Adobe Fund has paid in full the Taxes shown to be due from it on such Tax Returns. With respect to each Adobe Fund, no material claims have been or are being asserted in writing by any Tax Authority with respect to any material amount of Taxes and there are no threatened claims for any material amount of Taxes.

(q) Each Adobe Fund has complied, in all material respects, with all information reporting and withholding provisions imposed by the Code and any applicable similar provisions of state, local and foreign Tax Law.

Section 3.19 Finder’s Fees. Except for Morgan Stanley & Co. Limited and ING Bank N.V., London Branch, whose fees will be paid by the Sellers or members of the ING Group, there is no other investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Sellers or any other member of the ING Group who would be entitled to any fee or commission from the Sellers or any other member of the ING Group in connection with the Transactions.

Section 3.20 Insurance. The Target Companies, as of the date of this Agreement, maintain the insurance policies and coverages related to the Target Business set forth in Section 3.20 of the Sellers’ Disclosure Letter, and all such policies are in full force and effect. Between January 1, 2008 and the date of this Agreement, the Target Companies have not received in writing any notice of cancellation or termination or denial of coverage with respect to any such policy except to the extent such policy has expired and been replaced in the ordinary course of business consistent with past practice. As of the date of this Agreement, there are no material outstanding claims related to the Target Business under any insurance policy or default with respect to the provisions in any such policy. No member of the Sellers’ Group or any of their Affiliate maintains any occurrence based insurance policies covering the Target Business other than such occurrence based policies entered into by any Target Company.

Section 3.21 Transactions with Affiliates. Except as listed in Section 3.21 of the Sellers’ Disclosure Letter, none of the Sellers, any Affiliate of the Sellers (except the Target Companies in respect of the Target Business) or any present or former director, officer or employee of Sellers or the Target Business, or any member of such officer’s, director’s or employee’s immediate family, or any Person controlled by such officer, director or employee or his or her immediate family (each of the foregoing, a “Related Party”) is a party to any material loans, leases or other material Contracts or transactions with the Target Business, or any of the Target Companies or any Adobe Fund (each of the foregoing, a “Related Party Contract”).

Section 3.22 Sufficiency of Assets. At the Closing, the assets, rights and properties of the Target Companies together with the rights of the Target Companies under the Transaction Documents and the licenses provided in Section 5.14 will, in the aggregate, constitute in all material respects the assets, rights and properties necessary to conduct the Target Business as conducted on the date hereof on the same terms as the Sellers operated the Target Business in the Ordinary Course prior to the date hereof and as reflected in the CRES Financial Statements, except as would not reasonably be expected to be material to the Target Companies, taken as a whole.

Section 3.23 Fund Co-Investments. The transfer of any Sale Asset in any Adobe Fund made by any member of the ING Group in connection with the Transactions would not result in the breach of any agreement (including for the avoidance of doubt, any co-investment commitment contained in any Fund Document or Prospectus) with any investor in such Adobe Fund, except as would not be reasonably expected to be material to the Target Companies, taken as a whole.

Section 3.24 Foreign Corrupt Practices Act. No Seller or Target Company, nor to the knowledge of the Sellers’ Representative, any of their directors, officers, agents, employees, consultants or contractors or other persons acting on behalf of any such person has, directly or indirectly, paid, offered or promised to pay, or authorized payment of, any monies or any other thing of value to any government official or employee (including employees of government-owned or controlled entities) or any political party or candidate for political office (collectively, a “Proscribed Recipient”) for the purpose of, (i) influencing any act or decision of such Proscribed Recipient, (ii) inducing such Proscribed Recipient to do or omit to do any act in violation of the lawful duty of such Proscribed Recipient, or to use his, her or its influence with a Government Authority to affect or influence any act or decision of such Government Authority or (iii) assisting in obtaining or retaining business for or with, or directing business to, any person, except as would not be reasonably expected to be material to the Target Companies, taken as a whole. The Sellers and Target Companies have been at all times in compliance with the U.S. Foreign Corrupt Practices Act (the “FCPA”) and any other anti-bribery or anti-corruption law including with respect to requirements to maintain internal controls, except as would not reasonably be expected to be material to the Target Companies, taken as a whole. The Sellers and the Target Companies are in compliance with all applicable Laws relating to money laundering, currency transfers or other regulations concerning the transfer of monetary instruments, except as would not be reasonably expected to be material to the Target Companies, taken as a whole. Such persons maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, compliance with such Laws.

Section 3.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III and the certificate set forth in Section 6.2(c) (subject to the qualifications set forth in this Agreement and as modified by the Sellers’ Disclosure Letter), none of the Sellers, nor any other member of the ING Group, nor any other Person makes any other express or implied representation or warranty on behalf of the Sellers’ Group or the ING Group, and the Sellers and the ING Group disclaim any other representations or warranties, whether made by any Target Companies, the Sellers’ Group, the ING Group or any of their respective subsidiaries, holding companies or Representatives of any of the foregoing. For the avoidance of doubt, the Sellers do not give or make any warranty or representation regarding the accuracy or reasonableness of any document, forecasts, estimates, projections, or statements of intent or statements of opinion, provided by any Person to any member of the Purchasers’ Group, or any of their respective Representatives on or prior to the date of this Agreement, including in the Project Adobe Information Memorandum, dated July 2010, relating to the Target Business, any “Q&As” and management presentations, the Financial Overview Documents and any other information made available in the Data Room or communicated or furnished orally, in writing or otherwise. None of the Sellers, nor any other member of the ING Group, nor any other Person makes any representations or warranties to the Purchasers regarding the probable success or profitability of the Target Companies.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Except as set forth in the Purchasers’ Disclosure Letter, the Purchasers’ Representative represents and warrants to the Sellers’ Representative as of the date hereof as follows:

Section 4.1 Organization, Authorization, Enforceability. (a) Organization. Each Purchaser is duly organized, validly existing and (where applicable) in good standing under the laws of its respective jurisdiction of incorporation.

(b) Corporate Authorization. Each member of the Purchasers’ Group that is a party to this Agreement or any other Transaction Document has full corporate power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. The execution, delivery and performance of each of the Transaction Documents to which any member of the Purchasers’ Group is a party have been duly and validly authorized by all necessary corporate action on the part of such members of the Purchasers’ Group and no other action on the part of such members of the Purchasers’ Group is necessary to authorize the execution and delivery of this Agreement and the other Transaction Documents.

(c) Non-Contravention. The execution, delivery and performance of this Agreement and the other Transaction Documents to which any member of the Purchasers’ Group is a party (each where applicable) by such members of the Purchasers’ Group and the consummation by such members of the Purchasers’ Group of the Transactions, do not and will not (i) violate any provision of the certificate of incorporation, bylaws or other organizational documents of such member of the Purchasers’ Group, and (ii) assuming the receipt of all consents, approvals, waivers and authorizations and the making of the notices and filings referred to in Section 6.1 violate or result in a breach of or constitute a default under any Law to which such member of the Purchasers’ Group is subject, other than, in the case of subsection (ii), conflicts, breaches, terminations, defaults, cancellations, accelerations, losses, violations or Encumbrances that would not materially and adversely impair or delay its ability to consummate the Transactions.

(d) Binding Effect. This Agreement, when executed and delivered by the Sellers, and each of the other Transaction Documents to which a Purchaser is a party, when executed and delivered by the Sellers will constitute valid and legally binding obligations of the Purchasers (in the case of the Agreement) or such Purchasers (in the case of any Transaction Document other than the Agreement), enforceable against such Person in accordance with its respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 4.2 Financing. The Purchasers will have at the Closing funds sufficient to pay the amounts required to be paid under Section 2.5 (Purchase Price) of this Agreement at the Closing, and to pay all other amounts, costs, fees and expenses related to the Transactions.

Section 4.3 Solvency. Each Purchaser is solvent and able to pay its debts as they fall due and (assuming the accuracy of the representations and warranties in Article III hereof at Closing and compliance by the Sellers with their covenants hereunder) will not become insolvent or unable to pay its debts as they fall due as a consequence of its execution of this Agreement or its performance of its obligations contained herein.

Section 4.4 Approvals. Other than in connection with: (a) the HSR Act and those Antitrust Laws that are set forth in Section 4.4 of the Purchasers’ Disclosure Letter and (b) such other Laws that are set forth in the Purchasers’ Disclosure Letter, no member of the Purchasers’ Group is required to (w) obtain any authorization, waiver, consent or approval of, (x) make any filing or registration with, (y) give any notice to or (z) take any other action for, with or on account of, any Government Authority in connection with or as a condition to the execution, delivery and performance by such member of the Purchasers’ Group of this Agreement and the other Transaction Documents and the Transactions, other than any authorization, waiver, consent, approval, filing, registration or notice the failure of which to obtain, make or give would not reasonably be expected to materially impair or delay the ability of the Purchasers to consummate the Transactions.

Section 4.5 Finder’s Fees. Except for any fees for the account of the Purchasers, whose fees will be paid by the Purchasers or other members of the Purchasers’ Group, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Purchasers or any other member of the Purchasers’ Group who would be entitled to any fee or commission from the Purchasers in connection with the Transactions.

Section 4.6 No Litigation. As of the date of this Agreement, there is no civil, criminal or administrative action, suit, demand, claim, hearing, proceeding or disclosed investigation by any Person pending and served or, to the Purchasers’ Representative’s knowledge, threatened against the Purchasers that would reasonably be expected to materially impair or delay the ability of the Purchasers to consummate the Transactions.

Section 4.7 Section 15(f) of the Investment Company Act. None of the Purchasers or any of their respective “affiliated Persons” (as that term is defined under applicable provisions of the Investment Company Act and interpreted by the SEC) has any express or implied understanding or arrangement which should reasonably be expected to impose an unfair burden on any of the Funds registered under the Investment Company Act for purposes of Section 15(f) of the Investment Company Act as a result of the Transactions or would in any way cause Section 15(f) of the Investment Company Act to be unavailable to Sellers.

Section 4.8 Securities Act. The Purchasers are acquiring all of the securities of the Target Companies solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act. The Purchasers acknowledge that such securities are not registered under the Securities Act or any applicable state securities law, and that such securities may not be transferred, sold or otherwise disposed of except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and pursuant to state securities laws and regulations as applicable.

Section 4.9 Filings. None of the information regarding the Purchasers’ Group or any of its associates supplied by the Purchasers’ Group in writing for inclusion in any application, filing or other document to be filed with any Government Authority in connection with the Transactions will, at the respective times such documents are filed with any such Government Authority, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein regarding the Purchaser, in light of the circumstances under which they were made, not misleading.

Section 4.10 No Other Representations/Non-Reliance. The Purchasers acknowledge that the Sellers have not made and are not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article III (Representations and Warranties of the Sellers) and the certificate set forth in Section 6.2(c), and that the Purchasers are not relying and have not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article III (Representations and Warranties of the Sellers) and the certificate set forth in Section 6.2(c).

Section 4.11 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither the Purchasers’ Representative nor any other Person makes any other express or implied representation or warranty on behalf of the Purchasers’ Representative.

ARTICLE V

COVENANTS

Section 5.1 Conduct of the Target Business. (a) Except as set forth in Section 5.1(a) of the Sellers’ Disclosure Letter, between the date hereof and the Closing, the Sellers’ Representative shall cause the Target Companies to (except in each case as referred to in Section 5.3 (Exceptions) or (z) as may be approved by the Purchasers’ Representative in writing (except in the case of subsection (xi) below, such approval not to be unreasonably withheld, conditioned or delayed)) (A) carry on the Target Business in the Ordinary Course, (B) use commercially reasonable efforts to preserve substantially intact the business organization of the Target Business and keep available the present services of the Company Employees, (C) defend all Litigation and (D) to preserve the goodwill and significant business relationships of the Target Companies with customers, suppliers and other Persons with which the Target Companies have significant business relations, in each case in the Ordinary Course, and the Sellers’ Representative shall cause the Target Companies, without limiting the generality of the foregoing, not to:

(i) acquire or agree to acquire any shares or other interest in any company, partnership or other venture (other than another Target Company);

(ii) sell, pledge, transfer, dispose of, assign, encumber (other than Permitted Encumbrances), create, allot or issue, or grant an option to subscribe for, any share capital of or any interest in any Target Company or any rights with respect thereto, any security convertible into or representing a right to acquire such shares of any Target Company, or enter into any agreement, call or commitment of any character that would obligate it to do any of the foregoing, in each case, except as required to consummate the Transactions;

(iii) amend any material provision of the documents that establish legal existence or that govern the internal affairs of a Target Company, or of any material term of any outstanding security issued by any Target Company;

(iv) merge or consolidate any Target Company with any Person (other than another Target Company), or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any Target Company;

(v) form, organize or sponsor any Fund, or make any material amendment or modification to the Fund Documents of any Adobe Fund;

(vi) initiate or settle any Litigation or other proceeding pending or threatened resulting in a payment in excess of $250,000, or resulting in any material restriction on the operation of the Target Business;

(vii) authorize or make any new capital expenditure or series of related new capital expenditures, except such capital expenditures of less than $250,000 in the aggregate or that are in the Ordinary Course;

(viii) (A) incur any indebtedness for borrowed money or enter into any swap or other off-balance transactions or assume, guaranty, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, in each case, other than Ordinary Course short-term borrowings in an amount not to exceed $250,000 in the aggregate or borrowings made among Target Companies, (B) other than in the Ordinary Course, sell or subject any of the material assets of any Target Company to any material Encumbrances (other than Permitted Encumbrances), (C) other than investments in marketable securities in the Ordinary Course, make any material loans, advances or capital contributions to, or investments in any other Person, except with another Target Company or (D) forgive any indebtedness for borrowed money;

(ix) enter into any Contract that would be a Related Party Contract if such Contract were entered into prior to the date hereof;

(x) other than in the Ordinary Course, modify, amend, terminate any Specified Contract (other than an Advisory Contract), or enter into any Contract that would be a Specified Contract (other than an Advisory Contract) if entered into prior to the date hereof, or waive, release or assign any material rights or claims thereunder;

(xi) amend, terminate or revise any Advisory Contract or Side Letter to reduce, waive or agree to offset any fee (including any Applicable Fee or Performance Fee) or reimburse any expenses payable under such Advisory Contract or Side Letter to any of the Target Companies or Adobe Funds or offer or commit to any Adobe Fund or Client any payment or any reduced fee, fee waiver, fee discount, rebate, reimbursement or similar arrangement or waive or reduce or agree to reduce any unfunded commitment of any investor in any Fund, or enter into any Advisory Contract in respect of any New Account other than with respect to such New

Accounts on materially similar terms as to the Existing Advisory Contracts and in a manner consistent with past practice;

(xii) authorize or make any material change in the respective accounting policies or methods of any Target Company or Adobe Fund except as may be required by GAAP or applicable Law;

(xiii) with respect to the IGR Fund, to the extent consistent with the Target Companies’ fiduciary duties, recommend that the IGR Fund authorize or make (A) (x) any distributions other than pursuant to distribution policies in effect on the date of this Agreement, (y) extraordinary distributions or redemptions, or (z) tender offers, or (B) encourage any shareholder to do or propose to do anything in subsection (xiii)(A);

(xiv) subject to the Target Companies’ fiduciary duties to the Adobe Funds under applicable Law, change or agree to change in any material respect the investment policies of any Adobe Fund;

(xv) sell, license, transfer or otherwise dispose of, or allow the expiration or lapse of, any material Intellectual Property owned by the Target Companies;

(xvi) solicit or hire, or assist any other Person to solicit or hire, any Senior Employee to leave his or her employment with the Target Business or to accept any other position or employment with the Sellers or any Affiliate of the Sellers (other than the Target Companies);

(xvii) except as required to comply with applicable Law or any Benefits Plan, (A) increase the compensation or fringe benefits of any Company Employee (except for annual, promotion-related or merit-based increases in salary or hourly wage rates for Company Employees having an annual salary below $100,000, in the ordinary course consistent with past practice or with respect to Company Employees having an annual salary above $100,000, as set forth in Section 5.1(a)(xvii) of the Sellers’ Disclosure Letter, or the payment of accrued or earned but unpaid bonuses in accordance with the terms of the applicable Benefits Plan, provided, however, that the aggregate 2010 bonus payments will not exceed or be materially less than the aggregate amount as set forth in Section 5.1(a)(xvii) of the Sellers’ Disclosure Letter); (B) grant any severance or termination pay to any Company Employee; (C) other than as set forth on Section 5.1(a)(xvii) of the Sellers’ Disclosure Letter, hire or promote any Company Employee having an annual base salary above $100,000, other than to fill vacancies, or terminate any such Company Employee other than for cause; (D) loan or advance any money or other property to any Company Employee; (E) other than as provided for in Section 5.6 or as set forth on Section 5.1(a)(xvii) of Sellers’ Disclosure Letter, establish, adopt, enter into, or terminate any Benefits Plan or Retirement Benefit Arrangement, or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Benefits Plan or Retirement Benefit Arrangement if it were in existence as of the date of this Agreement, or amend any Benefits Plan or Retirement Benefit Arrangement so as to materially increase the obligations of any Target Company to fund any such Benefits Plan or Retirement Benefit Arrangement; or (F) grant any equity or equity-based awards;

(xviii) (A) make or change any material Tax election, change an annual accounting period that applies solely for Tax purposes except as required by applicable Law, adopt or change any accounting method that applies solely for Tax purposes with respect to material Taxes except as required by applicable Law, enter into any closing agreement, settle or compromise any proceeding with respect to any material Tax claim or assessment relating to any of the Target Companies, surrender any right to claim a refund of material Taxes (except as required by applicable Law, provided that the Sellers’ Representative shall notify the Purchasers’ Representative as soon as reasonably practicable when relying on this exception), or (B) file any amended material Tax Return (except as required by applicable Law, provided that the Sellers’ Representative shall notify the Purchasers’ Representative of such action as soon as reasonably practicable when relying on this exception), consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to any of the Target Companies, or take any other similar action relating to the filing of any material Tax Return or the payment of any material Tax, to the extent any such action listed in (B) is reasonably expected to materially adversely affect any member of the Purchasers’ Group;

(xix) file a voluntary petition for bankruptcy;

(xx) initiate or threaten any Litigation against any Client or any investor in any Adobe Fund; or

(xxi) wind up, terminate or dissolve any Adobe Fund except an Excluded Fund or a Terminated Fund;

it being understood that, with respect to the prohibitions set forth in Sections 5.1(a)(i)-(xxi), any exception to such prohibition specified therein that does not require the approval of the Purchasers’ Representative shall be deemed to be in the Ordinary Course. For the avoidance of doubt the provisions set forth in this Section 5.1 do not apply to or restrict the activities or operations of any Fund or any Fund Subsidiary except with respect to subclauses (xiv) and (xxi) only, to the extent that such provisions restrict the actions of the managing member, general partner or other Person managing any Fund or Fund Subsidiary.

(b) The Purchasers’ Representative will, promptly following the date of this Agreement, designate two (2) individuals from either of whom the relevant Sellers may seek written approval to undertake any actions not permitted to be taken under this Section 5.1 as well as in respect of communications under Section 5.10 (Client Approvals) and will ensure that such Persons will respond, on behalf of the Purchasers’ Representative to the Sellers’ Representative’s (or to the relevant Sellers’) written requests in an expeditious manner.

Section 5.2 Conduct of the Fund Business. The Sellers’ Representative undertakes to procure that, between the date hereof and the Closing, the Target Companies (except in each case as referred to in Section 5.3 (Exceptions) or as may be approved by the Purchasers’ Representative (such approval not to be unreasonably withheld, conditioned or delayed)) shall operate each Adobe Fund in the ordinary course in a manner in all material respects consistent with past practice and in compliance in all material respects with the investment strategies and restrictions set forth in such Adobe Fund’s Prospectus.

Section 5.3 Exceptions. Notwithstanding anything to the contrary in Section 5.1 (Conduct of the Target Business), Section 5.2 (Conduct of the Fund Business), or any other provision of this Agreement or any other Transaction Document, no member of the Sellers’ Group, Fund or Fund Subsidiary shall be prevented from undertaking, be required to obtain the Purchasers’ Representative’s consent in relation to, any of the following:

(a) any matter required by Law (including any fiduciary duty thereunder);

(b) the implementation of the Pre-Closing Reorganization Transactions;

(c) the performance of an obligation existing as at the date hereof;

(d) the extraction of cash from any Target Company (including, by way of share buyback or distributions (such as dividends, loans or advances)) in each case in a manner that would not violate applicable regulatory minimum capital requirements;

(e) the performance of any instruction given by any Client to the extent the performance of such instruction is pursuant to an obligation pursuant to an existing Contract; and/or

(f) the contribution of any funding to any Target Company, Fund or Fund Subsidiary required pursuant to any Advisory Contracts or Fund Documents.

Section 5.4 Cooperation. (a) The Sellers’ Representative and the Purchasers’ Representative shall reasonably cooperate and shall, and the Sellers’ Representative shall cause the other members of the Sellers’ Group to, and the Purchasers’ Representative shall cause the other members of the Purchasers’ Group to, use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their respective parts under this Agreement and applicable Laws to satisfy the conditions set forth in Article VI (Conditions to Closing) of this Agreement and to consummate and make effective the Transactions as promptly as reasonably practicable, including on the part of the Sellers and the Purchasers, preparing and filing all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable and in any event prior to the Final Closing Date all consents, registrations, approvals, waivers, orders, interpretive guidance, exemptions, permits and authorizations necessary to be obtained from any third party and/or any Government Authority in order to consummate the Transactions (including, if required, the statement of no objection referenced in Section 6.1(e) hereof); provided, however, that neither the Purchasers’ Representative nor the Sellers’ Representative shall, and shall cause the Sellers’ Group (in the case of the Sellers’ Representative) and the Purchasers’ Group (in the case of the Purchasers’ Representative) not to, make any initial filing for any such notice, report or filing in respect of consents, registrations, approvals, waivers, orders, interpretive guidance, exemptions, permits and authorizations without the prior written consent of the other, such consent not to be unreasonably withheld, conditioned or delayed; provided further that each of the Sellers’ Representative and the Purchasers’ Representative agree to reasonably consult with each other in advance of the relevant filing and agree to consider and reasonably take into account the views of the other in connection with such filing. Without limiting the generality of the foregoing, each of the Sellers’ Representative and the Purchasers’ Representative shall, and the Sellers’ Representative shall cause the other members of the Sellers’ Group to, and the Purchasers’ Representative shall cause each member of the Purchasers’ Group to, make as promptly as reasonably practicable all filings and submissions required under any applicable Law in connection with this Agreement and the other Transaction Documents and the Transactions, and file promptly any additional information requested under any applicable Law in connection with this Agreement and the other Transaction Documents and the Transactions, after receipt of the request therefor.

(b) In no event shall any member of the Purchasers’ Group be required to agree to any divestiture or to proffer its willingness to effect any divestiture, or to agree to any other requirements or condition imposed on any member of the Purchasers’ Group or any requirement, condition or request of any Government Authority. In addition, nothing in this Agreement shall obligate any member of the Purchasers’ Group to agree to any remedy not conditioned on the consummation of the applicable Closing.

(c) Without limiting the generality of this Section 5.4, the Sellers’ Representative and the Purchasers’ Representative shall reasonably cooperate with each other and shall each furnish to the other all information reasonably necessary or desirable in connection with making any application or other filing required to be made pursuant to any Law, and in connection with resolving any investigation or other inquiry by any Government Authority under any Laws, in each case, with respect to the Transactions. Each of the Sellers’ Representative and the Purchasers’ Representative shall as promptly as reasonably practicable inform the other, of any communication with, and any proposed understanding, undertaking or agreement with, any Government Authority regarding any such filings or any such transaction. The Sellers’ Representative and the Purchasers’ Representative shall consult and reasonably cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any member of the Sellers’ Group or the Purchasers’ Group in connection with all meetings, actions and proceedings under or relating to any Laws in connection with the Transactions (including, with respect to making a particular filing, by providing copies of all such documents to the non-filing party and their Representatives prior to filing and, if requested, giving due consideration to all reasonable additions, deletions or changes suggested in connection therewith). The Sellers’ Representative agrees to inform the Purchasers’ Representative promptly upon receiving notice of the initiation of any investigation by the SEC or by any other Government Authority in respect of the Target Business that would reasonably be expected to be material to the Target Business.

Section 5.5 Transfer Restrictions. The Sellers’ Representative shall, and it shall cause each Asset Seller to, use its reasonable best efforts to procure that on or prior to the Closing any Transfer Restrictions in respect of the Sale Assets have expired or are waived irrevocably by the Persons entitled thereto; provided that none of the Sellers’ Representative nor any other member of the Sellers’ Group shall have any obligation under this Agreement to pay any money or provide any other consideration in order to obtain any such waiver.

Section 5.6 Employees and Retirement Benefit Arrangements. (a) Effective as at the Closing, all Company Employees shall cease to be employees of the Sellers’ Group as a result of the Transactions, but the parties intend that each Company Employee shall have continuity of employment with the applicable Target Company immediately after the Closing.

(b) Except as specifically provided herein, the Purchasers will cause service rendered by Continuing Employees prior to the Closing to be taken into account for vesting, eligibility and benefit accrual (other than benefit accrual under a defined benefit pension plan) purposes under all employee benefit plans, programs, policies and arrangements of the Purchasers’ Group (the “Purchaser Plans”), to the same extent as such service was taken into account under the corresponding plans of the Target Companies for those purposes, provided that nothing herein shall result in the duplication of any benefits. Without in any way limiting the foregoing, Continuing Employees will not be subject to any pre-existing condition limitation or waiting period under any health plan of the Purchasers’ Group for any condition for which they would have been entitled to coverage, or any satisfied waiting period, under the corresponding plan of the Target Companies in which they participated immediately prior to the Closing Date. The Purchasers’ Representative will and will cause such Continuing Employees to be given credit under such plans for co-payments made and deductibles and out-of-pocket expenses satisfied for the applicable calendar year in which the Closing Date occurs.

(c) On and prior to the Closing, the Sellers shall be responsible with respect to Company Employees and their beneficiaries for compliance with applicable Law, including any requirement to provide for and discharge any and all notifications, benefits and Liabilities to Company Employees and Government Authorities that might be imposed as a result of the consummation of the Transactions. After the Closing, the Purchasers shall be responsible with respect to Continuing Employees and their beneficiaries for compliance with applicable Law, including any requirement to provide for and discharge any and all notifications, benefits and Liabilities to Continuing Employees and Government Authorities that might be imposed as a result of the consummation of the Transactions.

(d) The Target Companies shall be responsible for and continue to pay, whether before or after the Closing, and the Purchasers’ Representative shall cause to be paid, all Company Benefits Plan expenses and benefits for each Continuing Employee (to the extent such Continuing Employee participated in the Company Benefits Plans) and no member of the Sellers’ Group shall have any Liability or obligations on or after the Closing with respect to such Company Benefits Plans. Other than as reflected in the Closing Share Statement, the Sellers shall be responsible for and continue to pay, whether before or after the Closing Date, and the Sellers’ Representative shall cause to be paid, all expenses and benefits for each Company Employee due pursuant to a Benefits Plan that is not a Company Benefits Plan (each a “Seller Benefits Plan”) (to the extent such Company Employee participated in such Seller Benefits Plans) and no member of the Purchasers’ Group (including the Target Companies) shall have any Liability or obligations on or after the Closing Date with respect to any such expenses or benefits, except as expressly provided herein.

(e) Immediately prior to the Closing, the Sellers shall cause all outstanding loans by the Sellers or any of their Affiliates to Company Employees, including under any co-investment or leveraged investment program, to be repaid in full.

(f) The Target Companies shall continue to be liable for accrued and unused vacation with respect to each Continuing Employee on and after the Closing.

(g) Effective as of immediately prior to, and contingent upon, the Closing, the Sellers’ Representative shall cause the Target Companies to terminate the ING Clarion Real Estate Securities, L.P. 401(k) Profit Sharing Plan (the “Company 401(k) Plan”), including, without limitation, by making any amendments to the Company 401(k) Plan required by the terms of such plans, or amendments that Purchaser may reasonably require, or any required filings. The Sellers’ Representative shall provide the Purchasers’ Representative with evidence that the Company 401(k) Plan has been terminated in accordance with its terms. The Purchasers’ Representative shall cause the CB Richard Ellis 401(k) Plan (the “Purchasers’ 401(k) Plan”) to, following the Closing and pursuant to Section 401(a)(31)(D) of the Code, accept rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, a promissory note (in the case of loans) or any combination thereof from the Company 401(k) Plan. In the case of any Continuing Employee with an outstanding loan balance under the Company 401(k) Plan, the Sellers’ Representative and the Purchasers shall take (or cause to be taken) any and all necessary action, to the extent allowable by Law, to permit the Continuing Employee to rollover such outstanding loan balance to the Purchasers’ 401(k) Plan through a direct rollover on or as soon as administratively possible after the Closing Date. Each Continuing Employee shall become a participant in the Purchasers’ 401(k) Plan on the Closing Date and, for purposes of eligibility and vesting under such plan, shall receive credit for the Continuing Employee’s service with the Sellers and the Sellers’ Affiliates (including the Target Companies).

(h) Effective as of immediately prior to, and contingent upon, the Closing, the Sellers’ Representative shall cause the Target Companies to terminate and liquidate each Benefits Plan that is an “account balance” non-qualified deferred compensation plan under Section 409A of the Code (each, a “Company Deferred Compensation Plan”) in accordance with Section 409A of the Code and Treas. Reg. §1.409A-3(j)(4)(ix)(B), but solely with respect to any Company Employee who participates in any such Company Deferred Compensation Plan. The Sellers’ Representative shall provide the Purchasers’ Representative with evidence that each Company Deferred Compensation Plan will be terminated effective on or prior to the Closing. The Sellers’ Representative shall take such actions in furtherance of terminating the Company Deferred Compensation Plans (including, without limitation, by making any required amendments to any Company Deferred Compensation Plans or any required filings).

(i) The Target Companies shall have in effect, as of the Closing, flexible spending reimbursement accounts under a cafeteria plan qualifying under Section 125 of the Code (the “Target Cafeteria Plan”) that provides benefits for the calendar year in which the Closing occurs to Continuing Employees not less favorable than those provided by the flexible spending reimbursement accounts under the cafeteria plans in which such Continuing Employees are eligible to participate as of the date hereof (the “Seller Cafeteria Plan”). As soon as practicable following the Closing Date, the Sellers shall cause to be transferred to the Target Companies an amount in cash equal to the excess of the aggregate accumulated contributions to the flexible spending reimbursement accounts under the Seller Cafeteria Plan made during the year in which the Closing Date occurs by the Continuing Employees over the aggregate reimbursement payouts made for such year from such accounts to such Continuing Employees. The Target Companies shall credit such amounts to each such Continuing Employees’ corresponding accounts under the Target Cafeteria Plan in which such employees participate following the Closing Date. On and after the Closing Date, the Target Companies shall assume and be solely responsible for all claims for reimbursement by Continuing Employees under the Seller Cafeteria Plan, whether incurred prior to, on or after the Closing Date, that have not been paid in full as of the Closing Date, which claims shall be paid pursuant to and under the terms of the Target Cafeteria Plan. The Target Companies shall cause the Target Cafeteria Plan to honor and continue through the end of the calendar year and plan year runout period in which the Closing Date occurs the elections made by each Continuing Employees under the Seller Cafeteria Plan in respect of the flexible spending reimbursement accounts that are in effect immediately prior to the Closing Date. The Sellers’ Representative shall and shall cause its Affiliates to provide the Purchasers’ Representative with all information necessary for the Purchasers and the Target Companies to meet their obligations under this Section 5.6(i), including, but not limited to, copies of employee elections and any claims submitted prior to the Closing Date that remain unpaid as of the Closing Date.

(j) On and after the Closing Date until the first anniversary thereof, the Purchasers shall either (i) provide, or cause the Target Companies to provide, benefits to Continuing Employees that are substantially comparable in the aggregate to the benefits provided under Benefits Plans on the date of this Agreement, or (ii) provide, or cause the Target Companies, to provide the same levels of benefits to the Continuing Employees as are made available to similarly situated and comparable employees of the Purchaser under the Purchasers’ benefit and compensation plans.

(k) Notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment of any particular Benefits Plan; or (ii) obligate the Purchasers or any of their Affiliates or the Target Companies to (A) maintain any particular Benefits Plan or (B) retain the employment of any particular Continuing Employee for any specified period. This Section 5.6 shall inure exclusively to the benefit of, and be binding upon the parties hereto and their respective successors, assigns, executors, and legal representatives. Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or Liabilities under or by reason of this Section 5.6.

(l) Except as prohibited by Law, prior to the Closing, the Sellers will provide or otherwise make available to the Purchasers such employee records, information and documentation related to Benefits Plans as reasonably requested by the Purchasers with respect to the Continuing Employees.

Section 5.7 Reorganization Transactions. Prior to the Closing, the Sellers’ Group shall effect the Pre-Closing Reorganization Transactions set forth in clauses (a), (e), (f) and (g) of Annex 6 (Pre-Closing Reorganization Transactions). Prior to the Closing, the Sellers’ Group may, but is not required to, effect the Pre-Closing Reorganization Transactions set forth in clause (b) of Annex 6 (Pre-Closing Reorganization Transactions). Prior to the Closing, the Sellers’ Group shall effect the Pre-Closing Reorganization Transactions set forth in clause (c) of Annex 6 (Pre-Closing Reorganization Transactions); provided, however, that if a material adverse effect on the Taxes of Sellers’ Group would be reasonably expected to arise from such transactions, the Sellers’ Group shall effect the Pre-Closing Reorganization Transactions set forth in clause (d) of Annex 6 (Pre-Closing Reorganization Transactions) instead of the Pre-Closing Reorganization Transactions set forth in clause (c) of Annex 6 (Pre-Closing Reorganization Transactions). The

Sellers’ Group (excluding the Target Companies) shall bear all out-of-pocket costs and expenses in connection with the Pre-Closing Reorganization Transactions and the Purchasers’ Group shall not be required to incur any cost or expense in connection with such Pre-Closing Reorganization Transactions. The Sellers’ Representative agrees to keep the Purchasers’ Representative reasonably informed regarding the timing and actions made in connection with the Pre-Closing Reorganization Transactions. Solely for the purpose of determining whether the Pre-Closing Reorganization Transactions set forth in clause (c) of Annex 6 (Pre-Closing Reorganization Transactions) would reasonably be expected to have a material adverse effect on the Taxes of the Sellers’ Group, a “material adverse effect on the Taxes of the Sellers’ Group” shall mean an increase of more than $200,000 in the amount of the Taxes for which the Sellers’ Group is liable where such increase is the difference between the Taxes arising solely from the transactions pursuant to clause (c) being undertaken as compared to the Taxes arising solely from the transactions pursuant to clause (d) being undertaken.

Section 5.8 Access and Information. (a) From the date hereof until the Closing, subject to the applicable policies and practices of the Funds and any applicable Law, the Sellers’ Representative shall and shall cause any other relevant members of the Sellers’ Group to afford the Purchasers’ Representative reasonable access to the assets, books and records, offices and other facilities and Representatives who have knowledge relating to the Target Business, in each case, in order that the Purchasers’ Representative shall have the opportunity to make such investigation and to make such copies of such information and data as the Purchasers’ Representative shall reasonably require in connection with the Transactions, including the Pre-Closing Reorganization Transactions; provided, however, that in no event shall the Purchasers’ Group have access to any information that (x) relates solely to a part of the business of the ING Group or its subsidiaries that are not being transferred pursuant to this Agreement, (y) based on advice of Sellers’ counsel, or in Sellers’ reasonable determination, would violate applicable Law or (z) in the reasonable judgment of any member of the Sellers’ Group could violate any obligation of the Sellers’ Group with respect to confidentiality. All information received pursuant to this Section 5.8(a) shall be governed by the terms of the Confidentiality Agreement until its termination according to Section 5.16(a) (Confidentiality), and thereafter, shall be governed by Section 5.16(b) (Confidentiality) and Section 5.16(c) (Confidentiality).

(b) Following the Closing, to the extent permitted by applicable Law, the Purchasers’ Representative agrees to provide (or cause the relevant members of the Purchasers’ Group to provide) the Sellers’ Representative with, and the Sellers’ Representative agrees to provide (or cause the relevant members of the Sellers’ Group to provide) the Purchasers’ Representative with, all necessary access to all books and records and other documents of the Target Companies and the Sale Assets and to their related assets, properties and Representatives, in each case, to the extent that such access is reasonably required by any member of such group to (x) prepare financial statements, regulatory filings or Tax Returns in respect of periods ending on or prior to the applicable Closing Date, or (y) comply with the terms of this Agreement, any other Transaction Document, any applicable Law or request of any Government Authority; provided, however, that in no event shall the Sellers’ Group have access to any information that (A) based on advice of Purchasers’ counsel, or in Purchasers’ reasonable determination, would violate applicable Law or (B) in the reasonable judgment of any member of the Purchasers’ Group could violate any obligation of the Purchasers’ Group with respect to confidentiality. The Purchasers’ Representative agrees to (or to cause the relevant members of the Purchasers’ Group to), and the

Sellers’ Representative agrees to (or to cause the relevant members of the Sellers’ Group to), retain and preserve all relevant books and records of the Target Companies and the Sale Assets and all such other documents in its possession, in compliance with all applicable Law, for at least eight (8) years following the Closing Date.

Section 5.9 Section 15(f). (a) The Purchasers acknowledge and agree that the Transactions are intended to qualify for the treatment described in Section 15(f) of the Investment Company Act. In this regard, to the extent within the control of the Purchasers’ Group, the Purchasers’ Representative shall, and from and after the Closing shall cause the Target Companies to, comply with the conditions of Section 15(f) of the Investment Company Act, including (i) ensuring that, for a period of three (3) years after the Closing Date, at least 75% of the Fund Board of each Registered Fund or any permitted successor thereto are not “interested persons” of the Purchasers’ Group or the ING Group (such efforts to include (A) causing any employee, officer, director or agent of a member of the Purchasers’ Group, and requesting any other individual who is for any reason an “interested person” of the Purchasers’ Group, who shall be a trustee or director of any Registered Fund to resign when required to maintain such percentage, and (B) ensuring that vacancies on the Fund Board of any Registered Fund will be filled by a Person who is not an “interested person” of the Purchasers’ Group, or any other member of the Purchasers’ Group, who has been selected and proposed for election by a majority of the trustees or directors who are not such “interested persons”, and who has been elected by shareholders if such shareholder action is required by Section 16(b) of the Investment Company Act); and (ii) refraining from imposing or seeking to impose, for a period of two (2) years after such Closing Date, any “unfair burden” (as that term is defined in Section 15(f) of the Investment Company Act and interpreted by the SEC) on any Registered Fund.

(b) No Purchaser or any of its “affiliated persons” (as that term is defined under applicable provisions of the Investment Company Act and interpreted by the SEC) has, and the Purchasers’ Representative shall ensure that no such Persons have, any express or implied understanding or arrangement which would reasonably be expected to impose an “unfair burden” (as that term is defined in Section 15(f) of the Investment Company Act and interpreted by the SEC) on any of the Registered Funds as a result of the Transactions or would in any way cause Section 15(f) of the Investment Company Act to be unavailable.

Section 5.10 Client Approvals. (a) The Sellers’ Representative agrees to use, and to cause each other member of the Sellers’ Group to use, its reasonable best efforts, to (i) obtain the consents and approvals (including all approvals by the Fund Boards and shareholders of each Registered Fund of New Advisory Contracts in accordance with the requirements of Section 15 of the Investment Company Act and to the extent applicable all approvals by the Fund Boards of Specified Funds of Interim Advisory Contracts pursuant to Rule 15a-4 thereunder) necessary to satisfy the Assignment Requirements with respect to all Advisory Contracts and (ii) secure the approval of the shareholders of each Registered Fund of New Advisory Contracts in accordance with the requirements of Section 15 of the Investment Company Act. The Purchasers’ Representative agrees to cooperate and to cause each other member of the Purchasers’ Group to use its reasonable best efforts to assist the Sellers’ Representative in obtaining the consents and approvals (including all approvals by the Fund Boards and shareholders of each Registered Fund of New Advisory Contracts in accordance with the requirements of Section 15 of the Investment Company Act and to the extent applicable all approvals by the Fund Boards of each Specified

Fund of Interim Advisory Contracts pursuant to Rule 15a-4 thereunder) necessary to satisfy the Assignment Requirements with respect to all Advisory Contracts and to secure the approval of the shareholders of each Registered Fund of New Advisory Contracts in accordance with the requirements of Section 15 of the Investment Company Act; provided that, for the avoidance of doubt, the foregoing shall not require the Purchasers’ Representative to grant any approval under Section 5.1(a)(ix).

(b) The Sellers’ Representative agrees to use, and cause each other member of the Sellers’ Group to use, its reasonable best efforts to cause each Registered Fund to call a special meeting of the shareholders of such Registered Fund as soon as reasonably practicable after the date hereof to consider the relevant New Advisory Contract. In connection therewith, the Purchasers’ Representative will, and shall cause the Target Companies to, use their respective reasonable best efforts to jointly prepare, promptly file with the SEC, and mail (as soon as practicable after SEC review), in sufficient time to comply with requirements as to notice of each such special meeting, a proxy statement in respect of each such Registered Fund that complies in all material respects with the applicable provisions of Section 14 of the Exchange Act and Section 20 of the Investment Company Act. Each of the Sellers’ Representative and the Purchasers’ Representative agrees, and agrees to cause their respective applicable Affiliates, to promptly provide in writing all information concerning itself and its respective Affiliates required to be included in the Registered Fund’s proxy statements under the Exchange Act or the Investment Company Act. Each of the Sellers’ Representative and the Purchasers’ Representative agrees, and agrees to cause their respective applicable Affiliates, to promptly correct such information if and to the extent that such information becomes false or misleading in any respect.

(c) All reasonable and documented third party legal and administrative fees, and other similar costs and expenses, payable in connection with obtaining approval of the shareholders of each Registered Fund, approvals or waivers reasonably required to satisfy the Assignment Requirements and to obtain the consent to enter into a New Advisory Contract shall be borne 50% by the Sellers’ Group and 50% by the Purchasers’ Group. Subject to Section 10.5 (Costs) of this Agreement, notwithstanding anything herein to the contrary, none of the Sellers’ Representative, the Purchasers’ Representative or any other member of the Sellers’ Group or the Purchasers’ Group shall have any obligation under this Agreement or otherwise to pay any consent, approval or waiver “fee”, discount, rebate or any money or other consideration beyond administrative costs, including a de minimis review charge, to any Person or to initiate any claim or proceeding against any Person in order to obtain any consent, approval or waiver necessary to satisfy any Assignment Requirement or obtain any other approval, consent or waiver of any third party.

Section 5.11 Certain Post-Closing Filings. Following the Closing, the Purchasers’ Representative agrees to cause each Target Company that is an Investment Adviser promptly to amend its Form ADV and promptly to file such amendment with the SEC and any applicable state authorities, for the purpose of disclosing, inter alia, information regarding the change in control of each Investment Adviser and any change in personnel following the Closing. Following the Closing, the Purchasers’ Representative agrees to, or to cause the applicable members of the Purchasers’ Group to, make all necessary filings relating to the consummation of the Transactions that may be required to be made with any applicable Government Authority following the Closing.

Section 5.12 Insurance. (a) The Sellers’ Representative shall cause to be kept all insurance policies referred to in Section 5.12(a) of the Sellers’ Disclosure Letter, or suitable replacements therefor, to the extent relating to the Target Business, in full force and effect up to and including the Closing Date. As of the close of business on the Closing Date, the Sellers’ Representative may terminate all coverage relating to the Sellers’ Group Insurance Policy; provided, however, that (i) no such termination of any policy in force as of the Closing Date shall be effected so as to prevent the Target Business from recovering under any such policies for losses from events occurring prior to the Closing Date, and (ii) no such termination of any claims made policy in force as of the Closing Date shall be effected so as to prevent the Target Business from recovering under such policies for losses from event occurring prior to the Closing Date and for which the Purchasers’ Representative shall have given the Sellers’ Representative written notice of such loss within one-hundred and eighty (180) days after the Closing Date. The Purchasers’ Representative shall become solely responsible for all insurance coverage and related risk of loss with respect to the Target Business based on (A) events occurring on or after the close of business on the Closing Date, and (B) events covered under a claims made policy occurring on or prior to the Closing Date with respect to which notice has not been received by the Sellers’ Representative within one-hundred and eighty (180) days after the Closing Date. Following the Closing, the Sellers’ Representative shall and shall cause its Affiliates to (i) until the date that is one-hundred and eighty (180) days after the Closing Date not seek to materially change any rights or obligations of any of Target Companies under such insurance to the detriment of the Target Companies, (ii) cooperate with the Target Companies in making claims under such insurance, and (iii) promptly pay over to the Target Companies any amounts that the Sellers’ Representative or any such Affiliate may receive under such insurance in respect of losses experienced by any of the Target Companies.

(b) Prior to the Closing, the Sellers’ Representative shall maintain the officer’s and director’s insurance policy (the “D&O Insurance”), covering the directors, officers and senior executives of the Target Companies with respect to any claim related to any time prior to the Closing Date existing immediately prior to the date hereof (or another policy providing comparable coverage), and shall maintain such a policy for a period of at least six (6) years following the Closing Date in a manner that is not less favorable than the D&O Insurance existing as of the date hereof.

(c) For a period of six (6) years following the Closing Date, the Purchasers’ Representative shall cause the Target Companies to maintain D&O Insurance covering the directors, officers and senior executives of the Target Companies in a manner consistent with the past practice of CB Richard Ellis Group, Inc. with respect to directors, officers and senior executives of the subsidiaries of CB Richard Ellis Group, Inc.

Section 5.13 Release. (a) At the Closing, the Target Companies and the Purchasers’ Representative (on behalf of itself and each other member of the Purchasers’ Group) shall execute releases acquitting, releasing and discharging to the maximum extent provided by Law (except in cases of fraud or willful misconduct) the directors of the Target Companies, in connection with their acts or omissions as a director of any Target Company during the period ending on the Closing Date, from any and all Liabilities to the Target Companies that exist as of the Closing or that arise in the future and through the Closing from events or occurrences taking place prior to or as of the Closing.

(b) At the Closing, the Sellers’ Representative, on behalf of itself and the ING Group (other than the Target Companies), shall execute releases, acquitting, releasing and discharging to the maximum extent provided by Law (except in cases of fraud or willful misconduct), the directors of the Target Companies, in connection with their acts or omissions as a director of any Target Company during the period ending on the Closing Date, from any and all Liabilities to the Sellers and the ING Group (other than Target Companies) that exist as of the Closing or that arise in the future and through the Closing Date from events or occurrences taking place prior to or as of the Closing.

Section 5.14 Interest in Intellectual Property. (a) Except as specifically provided in this Section 5.14 or in any Transaction Document, the Purchasers’ Representative, for itself and the Purchasers’ Group (which, for purposes of this Section 5.14, shall include the Target Companies following the Closing), acknowledges and agrees that neither the Purchasers nor any member of the Purchasers’ Group is purchasing, acquiring, licensing or otherwise obtaining any right, title or interest in, to or under any Intellectual Property owned or licensed by the Sellers or any member of the ING Group (except for the Intellectual Property owned by the Target Companies), including the names “ING” or “ING Lion”, the Lion logo, or any Trademark, name or logo related thereto, or employing the word “ING” or “ING Lion” or the Lion logo or any derivation, variation, translation or adaptation thereof, or any Trademark, word, name or logo confusingly similar thereto or embodying any of the foregoing, whether alone or in combination with any other words, names, logos or Trademarks, and whether registered or unregistered (collectively, the “Sellers’ Names and Marks”). Each of the Target Companies shall assign any rights, title or interest it has in any of the Sellers’ Names and Marks, including, subject to Section 5.14(d), the Trademarks listed on Section 5.14(a) of the Sellers’ Disclosure Letter, and transfer the tangible embodiments thereof, to the Sellers’ Representative or its Affiliate at or prior to the Closing.

(b) Except as provided in this Section 5.14 or in any Transaction Document, as of and following the Closing, the Purchasers’ Representative and the relevant members of the Purchasers’ Group shall, and shall cause the Target Companies to, cease and discontinue promptly after the Closing any and all uses of any and all Intellectual Property owned or licensed by the Sellers or any member of the ING Group, including, any Sellers’ Names and Marks. Except as provided in this Section 5.14 or in any Transaction Document, the Purchasers’ Representative, for itself and the Purchasers’ Group, agrees, as of and following the Closing, that neither the Purchasers, nor any member of the Purchasers’ Group shall have any right, title or interest in, or any authority or license to use or allow others to use in any manner whatsoever, any Intellectual Property owned or licensed by the Sellers or any member of the ING Group , and any such right, title, interest, authority, license or sublicense or other arrangement relating thereto (whether written or oral) existing prior to the Closing, shall automatically terminate simultaneously with and effective as of the Closing. Within thirty (30) days following the Closing Date, the Purchasers’ Representative and the other relevant members of the Purchasers’ Group shall file before the relevant Government Authority the necessary documents so as to amend or terminate any registration or certificate of assumed name, fictitious name, d/b/a filings, or other filings containing any such Sellers’ Names and Marks so as to cause such corporate names and other Trademarks of the Target Companies to change and eliminate such Sellers’ Names and Marks therefrom. Notwithstanding the foregoing and only to the extent that use of the Materials cannot be commercially reasonably avoided after the Closing by the Target Companies, the Target Companies shall have the limited, non-transferable, non-sublicensable, royalty-free, non-exclusive, non-terminable (except as otherwise provided herein) right to use and deplete the labeling, stationery, business forms, supplies, advertising and promotional materials, packaging and websites existing in the inventory of such Target Companies at the Closing that bear the Sellers’ Names and Marks (the “Materials”) for ninety (90) days following the Closing Date (the “Materials License”); provided, however, that (i) no member of the Purchasers’ Group shall take any action that could reasonably be expected to impair the value of or goodwill associated with the Sellers’ Names and Marks, (ii) the Purchasers’ Representative and the other relevant members of the Purchasers’ Group shall, and shall cause the Target Companies to, use the Materials and make any use of the Sellers’ Names and Marks pursuant to this Section 5.14 in accordance with past practices and the branding guidelines set forth in Annex 13 (Branding Guidelines), as these may be updated or amended from time to time and communicated to the Purchasers’ Group in writing, (iii) when using any of the Materials in the context of entering into or conducting contractual relationships, the Purchasers or the relevant member of the Purchasers’ Group shall and shall cause the Target Companies to make clear to all other applicable parties that one of the Target Companies, rather than the Sellers or any members of the Sellers’ Group, is the party entering into or conducting the contractual relationship, and (iv) the Purchasers and the Purchasers’ Group shall cause each of the relevant Target Companies to use its reasonable best efforts to minimize its use of the Sellers’ Names and Marks, and shall cause each of such Target Companies to cease using the Sellers’ Names and Marks on such Materials as soon as practicable and in any event within ninety (90) days following the Closing. Seller may terminate the Materials License upon written notice in the event of a breach of the terms and conditions set forth in this Section 5.14. Any physical Materials remaining after such ninety (90) day period shall be destroyed by the Purchasers’ Representative or the Purchasers’ Group and an authorized officer of the Purchasers shall certify to the Sellers’ Representative in writing that such destruction has taken place, unless, at Sellers’ option, a member of the Sellers’ Group notifies the Purchasers’ Representative that it wishes such remaining Materials to be delivered to its or its designee’s offices.

(c) Notwithstanding anything to the contrary herein, the Target Companies shall have the right at any time after the Closing Date to use the Sellers’ Names and Marks (i) as required by Law; or (ii) in a manner consistent with “fair use.”

(d) For a period of one hundred eighty (180) days following the Closing, (i) the Purchasers’ Representative and the Purchasers’ Group shall maintain on their Internet websites, and the Sellers shall maintain on their Internet websites, an explanation mutually agreeable to the Sellers and the Purchasers stating that the Target Companies are no longer affiliated with the Sellers or any member of the Sellers’ Group, and (ii) the Purchasers’ Representative and the Purchasers’ Group (including following the Closing, the Target Companies) shall maintain a hyperlink to the website of the Sellers and the Sellers shall maintain a hyperlink to the website of the Target Companies or such other domain name or uniform resource locator that may be agreed upon by the parties hereto during such period of one hundred eighty (180) days, informing customers and end users they may reach the website of the Sellers or any member of the Sellers’ Group, or the website of the applicable Target Companies, respectively, via such hyperlink. For a period of one hundred and eighty (180) days following the Closing, Seller or its designee will redirect Internet traffic from the Internet domain names set forth in Section 5.14(d) of the Sellers’ Disclosure Letter (“Redirect Domain Names”) to the corresponding uniform resource locators or IP addresses designated by Purchasers’ Representative. Seller agrees not to use such Redirect Domain Names during the period set forth above except for the purpose of redirecting to the uniform resource locator or IP address designated by the Purchasers’ Representative.

(e) The Purchasers’ Representative, for itself and the Purchasers’ Group, acknowledges and agrees that, (x) as between the parties hereto, the Sellers and members of the Sellers’ Group own or have the exclusive right to use any and all of the Sellers’ Names and Marks and except as otherwise expressly provided in this Section 5.14 or in any Transaction Document, neither the Purchasers nor any member of the Purchasers’ Group shall, as of the Closing, have any rights in or to the Sellers’ Names and Marks, (y) neither the Purchasers nor any member of the Purchasers’ Group shall contest the ownership or validity of any rights of the Sellers or any other member of the Sellers’ Group in or to the Sellers’ Names and Marks, and (z) neither the Purchasers nor any member of the Purchasers’ Group shall adopt, use, register or attempt to register any of the Sellers’ Names and Marks or instruct others to do so. The Purchasers’ Representative, for itself and the Purchasers’ Group, agrees and shall ensure that any use of the Sellers’ Names and Marks as permitted in this Section 5.14 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Target Companies used such Sellers’ Names and Marks prior to the Closing. The Purchasers’ Representative, for itself and the Purchasers’ Group, agrees that after the Closing, neither the Purchasers nor any member of the Purchasers’ Group, will expressly, or willingly by implication, do business as or represent themselves as the Sellers or any member of the Sellers’ Group, and the personnel of the Purchasers or any member of the Purchasers’ Group shall not, and shall have no authority to, as of the Closing, hold themselves out as officers, employees or agents of the Sellers or any member of the ING Group.

(f) The Purchasers’ Representative, on behalf of itself and the Purchasers’ Group (including, following the Closing, the Target Companies) agrees that the Purchasers and the Purchasers’ Group and their respective Affiliates shall indemnify and hold harmless the Sellers and members of the Sellers’ Group from and against all Losses that arise out of, relate to or result from use of the Sellers’ Names and Marks during the ninety (90) day period after the Closing.

(g) The Sellers agree to execute or cause its Affiliates to execute, concurrently with this Agreement, the Trademark Assignment Agreement, the Clarion Partners Trademark License Agreement and the ING Trademark License Agreement. The Sellers acknowledge that the Target Companies currently use the name “Clarion” in their business (“CLARION”). To the extent that a Seller or any of its Affiliates (other than the Target Companies or the companies that comprise the Clarion Partners Business) has any right, title or interest in the name CLARION, such Seller shall, and shall cause such Affiliates to, at or prior to Closing, assign, transfer and convey to a Target Company all such right, title and interest, if any, in the CLARION name. The Sellers and such Affiliates will cease use of the CLARION name within a reasonable period after Closing, not to exceed ninety (90) days after Closing, except (i) that the

Sellers or such Affiliates may redirect or may cause the redirection of certain domain names containing the CLARION name for a limited time period after the Closing of this Agreement or any agreement involving the sale of ING Clarion Partners, LLC (“CP Sales Agreement”) or (ii) in accordance with this Agreement, the CP Sales Agreement, the Clarion Partners Trademark License Agreement or the ING Trademark License Agreement.

(h) For the purposes of this Section 5.14 only, references to Target Companies shall be deemed to refer to the relevant Target Companies and the Funds (including Fund Subsidiaries).

Section 5.15 Change of Registered Office. The Purchasers’ Representative shall procure that as soon as reasonably practicable after the Closing and in any event within forty-five (45) Business Days thereafter the registered office address of each Target Company is changed to an address that is not used by any member of the Sellers’ Group.

Section 5.16 Confidentiality. (a) The Confidentiality Agreements shall cease to have any force or effect with respect to any Shares or Sale Assets as of the date on which such Shares or Sale Assets have been transferred to the applicable the Purchaser. For the avoidance of doubt, the Confidentiality Agreements shall remain in effect (and shall be enforceable by ING in accordance with their terms) with respect to any assets other than such transferred Shares and/or Sale Assets.

(b) Subject to Section 10.4 (Announcements) and Section 5.16(c), as of the Closing Date, (i) each of the parties shall use reasonable best efforts to treat as confidential and not disclose any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to: (A) the provisions of this Agreement and any agreement entered into pursuant to this Agreement, or (B) the negotiations relating to this Agreement (and any such other agreement), (ii) the Sellers’ Representative shall use reasonable best efforts, and shall use reasonable best efforts to procure that each member of the Sellers’ Group shall, treat as confidential and not disclose or use any information, relating to the business, financial or other affairs (including future plans and targets) of the Purchasers’ Group (including, following the Closing, the Target Companies), and (iii) the Purchasers’ Representative shall use reasonable best efforts, and shall use reasonable best efforts to procure that each member of the Purchasers’ Group (including, following the Closing, the Target Companies) shall, treat as confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of the Sellers’ Group (excluding the Target Companies).

(c) Section 5.16(b) shall not prohibit disclosure or use of any information if and to the extent: (i) the disclosure or use is required by Law, any regulatory body or any recognized stock exchange on which the shares of any member of the ING Group or the Purchasers’ Group are listed (including where this is required as part of any actual or potential offering, placing and/or sale of securities of any member of the ING Group or the Purchasers’ Group), (ii) the disclosure or use is required to vest the full benefit of this Agreement in any party to this Agreement, (iii) the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party (or any subsidiary or holding company), (iv) the disclosure is made to professional advisers of any party to this Agreement on a need to know basis and on terms that such professional advisers undertake to comply with the provisions of Section 5.16(b) in respect of such information as if they were a party to this Agreement, (v) the information is or becomes publicly available (other than by breach of this Agreement), (vi) in the case of disclosure or use by any member of the Sellers’ Group, the Purchasers’ Representative has given prior written approval to the disclosure or use and in the case of disclosure or use by any member of the Purchasers’ Group, the Sellers’ Representative has given prior written approval to the disclosure or use, or (vii) in the case of disclosure or use by any member of the Purchasers’ Group, the information relates wholly to the Target Companies and is independently developed after the Closing, provided that prior to disclosure or use of any information pursuant to (i) or (ii) above, the Sellers’ Representative or the Purchasers’ Representative, as the case may be, shall promptly notify the other of such requirement with a view to providing it with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use. For the avoidance of doubt, it is understood and agreed that the Purchasers will be permitted to file a copy of this Agreement with the SEC.

Section 5.17 Sellers’ Guaranteed Obligations. (a) ING Bank N.V. (the “Sellers’ Guarantor”) unconditionally and irrevocably guarantees to each Purchaser the due and punctual performance and observance by each Share Seller, Asset Seller and each other relevant member of the Sellers’ Group of all their obligations, commitments, undertakings, warranties and indemnities under or pursuant to or arising out of or in connection with, this Agreement and each other Transaction Document (“Sellers’ Guaranteed Obligations”) to the extent of any limit on liability under this Agreement or any other Transaction Document.

(b) If and whenever any such member of the Sellers’ Group defaults for any reason whatsoever in the performance of any of the Sellers’ Guaranteed Obligations, the Sellers’ Guarantor shall promptly upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the Sellers’ Guaranteed Obligations in regard to which such default has been made in the manner prescribed by the Agreement (or the relevant Transaction Document) so that the same benefits shall be conferred on the Purchasers’ Representative or relevant member of the Purchasers’ Group as it would have received if the Sellers’ Guaranteed Obligations had been duly performed and satisfied by the relevant member of the Sellers’ Group.

(c) This guarantee is to be a continuing guarantee and accordingly is to remain in force until all Sellers’ Guaranteed Obligations have been performed or satisfied. This guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Purchasers’ Representative or any other member of the Purchasers’ Group may now or hereafter have or hold for the performance and observance of the Sellers’ Guaranteed Obligations.

(d) As a separate and independent obligation, the Sellers’ Guarantor agrees that any of the Sellers’ Guaranteed Obligations (including any moneys payable) which may not be enforceable against or recoverable from any member of the Sellers’ Group by reason of any legal limitation, disability or incapacity on or of any of such members or any other fact, matter, event or circumstance (other than any limitation imposed by this Agreement or any other Transaction

Document and subject to any defenses that would be available to the Sellers’ Guarantor if it were a primary obligor) shall nevertheless be enforceable against and recoverable from the Sellers’ Guarantor as though the same had been incurred by the Sellers’ Guarantor and the Sellers’ Guarantor were the sole or principal obligor in respect thereof and shall be performed or paid by the Sellers’ Guarantor on demand.

(e) The liability of the Sellers’ Guarantor under this Section 5.17 (i) shall not be released or diminished by any variation of the Sellers’ Guaranteed Obligations or any forbearance, neglect or delay in seeking performance of the Sellers’ Guaranteed Obligations or any granting of time for such performance, and (ii) shall not be affected or impaired by reason of any other fact or event which in the absence of this provision would or might constitute or afford a legal or equitable discharge or release or a defense to a guarantor.

Section 5.18 Purchasers’ Guaranteed Obligations. (a) The Purchasers’ Parent Company unconditionally and irrevocably guarantees to the Sellers’ Representative (on its own behalf and on the behalf of each other member of the Sellers’ Group) the due and punctual performance and observance by each Share Purchaser, Asset Purchaser and each other relevant member of the Purchasers’ Group (including for post-Closing obligations only, each Target Company) of all its respective obligations, commitments, undertakings, warranties and indemnities under or pursuant to, or arising out of or in connection with, this Agreement and any other Transaction Document (the “Purchasers’ Guaranteed Obligations”) to the extent of any limit on liability under this Agreement or any other Transaction Document.

(b) If and whenever any such member of the Purchasers’ Group (including any Target Company) defaults for any reason whatsoever in the performance of any of the Purchasers’ Guaranteed Obligations, the Purchasers’ Parent Company shall promptly upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the Purchasers’ Guaranteed Obligations in regard to which such default has been made in the manner prescribed by this Agreement (or the relevant Transaction Document) so that the same benefits shall be conferred on the Sellers’ Representative or relevant member of the Sellers’ Group as it would have received if the Purchasers’ Guaranteed Obligations had been duly performed and satisfied by the relevant member of the Purchasers’ Group.

(c) This guarantee is to be a continuing guarantee and accordingly is to remain in force until all of the Purchasers’ Guaranteed Obligations have been performed or satisfied. This guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Sellers’ Representative or any other member of the Sellers’ Group may now or hereafter have or hold for the performance and observance of the Purchasers’ Guaranteed Obligations.

(d) As a separate and independent obligation, the Purchasers’ Parent Company agrees that any of the Purchasers’ Guaranteed Obligations (including any moneys payable) which may not be enforceable against or recoverable from any member of the Purchasers’ Group by reason of any legal limitation, disability or incapacity on or of any such other members or any other fact, matter, event or circumstance (other than any limitation imposed by this Agreement or any other Transaction Document and subject to any defenses that would be available to the Purchasers’ Parent Company if it were a primary obligor) shall nevertheless be enforceable against and recoverable from the Purchasers’ Parent Company as though the same had been incurred by the Purchasers’ Parent Company and the Purchasers’ Parent Company were the sole or principal obligor in respect thereof and shall be performed or paid by the Purchasers’ Parent Company on demand.

(e) The liability of the Purchasers’ Parent Company under this Section 5.18 (i) shall not be released or diminished by any variation of the Purchasers’ Guaranteed Obligations or any forbearance, neglect or delay in seeking performance of the Purchasers’ Guaranteed Obligations or any granting of time for such performance, and (ii) shall not be affected or impaired by reason of any other fact or event which in the absence of this provision would or might constitute or afford a legal or equitable discharge or release or a defense to a guarantor.

Section 5.19 Termination of Certain Affiliate Arrangements. On or prior to the Closing Date, all Related Party Contracts (other than those set forth on Section 5.19 of the Sellers’ Disclosure Letter) shall be terminated as between any member of the ING Group or any of its Affiliates other than the Target Companies), on the one hand, and any of the Target Companies, on the other hand, and shall be without any further force or effect, and there shall be no further obligations or Liabilities as between them and, if requested by the Purchasers’ Representative, written evidence thereof in form and substance reasonably satisfactory to the Purchasers’ Representative shall be delivered to the Purchasers’ Representative. Purchasers’ Representative shall cause all payables and receivables under any Related Party Contracts so terminated to be settled on or prior to the Closing Date.

Section 5.20 Financial Statements. The Sellers’ Representative shall use its reasonable best efforts to provide to the Purchasers’ Representative the financial statements in such form and at such times as are set forth in Annex 14 (Pre-Closing Financial Statements) (subject to the assumptions set forth in Appendix 1 thereto) (the “Agreed Financial Statements”) which shall be prepared in good faith and in accordance with the accounting standards set forth in Annex 14 (Pre-Closing Financial Statements) and which (in the case of audited financial statements) shall present fairly, in all material respects, the consolidated financial position, results of operations, cash flows and changes in stockholder equity of the applicable entity set forth in Annex 14 (Pre-Closing Financial Statements). All reasonable and documented third party accounting fees, and other similar costs and expenses, payable in connection with preparing the Agreed Financial Statements (the “Preparation Fees”) shall be borne as follows: (i) if the financial statements are provided by the Sellers’ Representative to the Purchasers’ Representative on or prior to the dates set forth in Annex 14 (Pre-Closing Financial Statements) with respect to such financial statements, 50% of the amount of the Preparation Fees allocable to the preparation of such financial statements (as determined by the accounting firm preparing the financial statements) shall be borne by the Sellers’ Representative and 50% of the amount of the Preparation Fees allocable to the preparation of such financial statements (as determined by the accounting firm preparing the financial statements) shall be borne by the Purchasers’ Representative; (ii) if the financial statements are provided by the Sellers’ Representative to the Purchasers’ Representative on or prior to the date that is seven (7) days after the date set forth in Annex 14 (Pre-Closing Financial Statements) with respect to such financial statements, 62.5% of the amount of the Preparation Fees allocable to the preparation of such financial statements (as determined by the accounting firm preparing the financial statements) shall be borne by the Sellers’ Representative and 37.5% of the amount of the Preparation Fees allocable to the preparation of such financial statements (as determined by the accounting firm preparing the financial statements) shall be borne by the Purchasers’ Representative; (iii) if the financial statements are provided by the Sellers’ Representative to the Purchasers’ Representative on or prior to the date that is fourteen (14) days after the date set forth in Annex 14 (Pre-Closing Financial Statements) with respect to such financial statements, 75% of the amount of the Preparation Fees allocable to the preparation of such financial statements (as determined by the accounting firm preparing the financial statements) shall be borne by the Sellers’ Representative and 25% of the amount of the Preparation Fees allocable to the preparation of such financial statements (as determined by the accounting firm preparing the financial statements) shall be borne by the Purchasers’ Representative; (iv) if the financial statements are provided by the Sellers’ Representative to the Purchasers’ Representative on or prior to the date that is twenty-one (21) days after the date set forth in Annex 14 (Pre-Closing Financial Statements) in Annex 14 (Pre-Closing Financial Statements), 87.5% of the amount of the Preparation Fees allocable to the preparation of such financial statements (as determined by the accounting firm preparing the financial statements) shall be borne by the Sellers’ Representative and 12.5% of the amount of the Preparation Fees allocable to the preparation of such financial statements (as determined by the accounting firm preparing the financial statements) shall be borne by the Purchasers’ Representative; and (v) if the financial statements are provided by the Sellers’ Representative to the Purchasers’ Representative on or after to the date that is twenty-eight (28) days after the date set forth in Annex 14 (Pre-Closing Financial Statements) in Annex 14 (Pre-Closing Financial Statements), 100% of the amount of the Preparation Fees allocable to the preparation of such financial statements (as determined by the accounting firm preparing the financial statements) shall be borne by the Sellers’ Representative.

Section 5.21 Transitional Services Agreement. The Purchasers’ Representative and the Sellers’ Representative shall prior to the Closing Date negotiate in good faith a Transitional Services Agreement (the “Transitional Services Agreement”) for the benefit of the Target Companies after the Closing Date. The Purchasers’ Representative and the Sellers’ Representative agree that the Transition Services Agreement will (a) solely cover the services set forth in Annex 15 (Transitional Services Agreement), (b) require the provision of any of such services by the relevant member of the Sellers’ Group for a period set forth against such services in Annex 15 (Transitional Services Agreement) (or for a longer period as mutually agreed by Purchasers’ Representative and the Sellers’ Representative and specified in the Transition Services Agreement); (c) provide for the payment of fees by the relevant Target Companies in accordance with the principles set forth in Annex 15 (Transitional Services Agreement) and (iv) will contain other terms and conditions customary for agreements of this type.

Section 5.22 Restricted Cash. Until the first anniversary of the Closing Date, Purchasers’ Representative shall, and shall cause members of the Purchasers’ Group to, (x) subject to applicable Law, take such actions as are reasonably necessary to allow for the payment of any Restricted Cash held by the Target Companies on the Closing Date (such Restricted Cash, “Closing Restricted Cash Balances”) to Sellers’ Representative (including by pooling Closing Restricted Cash Balances with other cash balances held by the Sellers’ Group in the relevant jurisdiction) and (y) promptly pay to Sellers’ Representative Closing Restricted Cash Balances to the extent such Closing Restricted Cash Balances are no longer Restricted Cash (whether as a result of the covenants of the Purchasers’ Group set forth in this Section 5.22 or otherwise) net of any applicable Taxes, taking into account any applicable Tax benefits actually realized

(determined under the principles of Section 8.7(b)), and any out-of-pocket costs actually incurred by the Purchasers’ Group in complying with its obligations under this Section 5.22.

Section 5.23 Management Transactions. Immediately prior to Closing, the Sellers’ Representative shall, and shall cause the Target Companies to, reasonably cooperate with the Purchasers’ Representative to (i) make such filings as are necessary to establish a limited liability company on such terms as designated by the Purchasers’ Representative (the “Management Equity Vehicle”), (ii) issue equity of the Management Equity Vehicle to certain investors designated by the Purchasers’ Representative in such amounts and on such terms as designated by the Purchasers’ Representative, (iii) issue equity of the Management Equity Vehicle to ING CRA Real Estate Securities Holdings, Inc. in such amounts and on such terms as designated by the Purchasers’ Representative, (iv) contribute 100% of the equity of ING Clarion Real Estate Securities, LP from ING CRA Real Estate Securities Holdings, Inc. to the Management Equity Vehicle on such terms designated by the Purchasers’ Representative, and (v) enter into a limited liability company agreement in respect of the Management Equity Vehicle in such form and substance as provided by the Purchasers’ Representative (the “Management Transactions”). The Purchasers’ Representative shall bear all out-of-pocket costs and expenses in connection with the Management Transactions and the Sellers’ Group shall not be required to incur any cost or expense in connection with such Management Transactions.

Section 5.24 Arizona Funds Sale Right. (a) Prior to the Closing, the Sellers’ Representative and the Purchasers’ Representative shall negotiate in good faith to enter into an agreement (or shall cause the relevant members of the Purchasers’ Group and/or the Sellers Group, as applicable, to enter into an agreement) (the “Arizona Fund Sale Right Agreement”) that reflects the following commercial terms: (1) at any time prior to completing any Arizona Fund Contract Sale (such timing as determined by the Sellers’ Representative in its sole discretion), the Sellers’ Representative shall provide written notice of such Proposed Arizona Fund Contract Sale to the Purchasers’ Representative (a “Proposed Sale Notice”); (2) the Purchasers’ Representative and the Sellers’ Representative shall determine or otherwise obtain the Arizona Fund Contract FMV (as defined below) as soon as is reasonably practicable following delivery of a Proposed Sale Notice (but in any event within thirty (30) days from the date of the Proposed Sale Notice); (3) within five (5) Business Days following receipt by the Purchasers’ Representative and the Sellers’ Representative of the Arizona Fund Contract FMV, the Purchasers’ Representative shall elect (by written notice to the Sellers’ Representative) (x) to purchase, subject to the receipt of any required consents or approvals, the Arizona Fund Contracts (an “Accept Notice”) or (y) to decline to purchase the Arizona Fund Contracts (a “Decline Notice”); (4) in the event the Purchasers’ Representative fails to deliver an Accept Notice within the prescribed five (5) Business Day period, the Purchasers’ Representative shall be deemed to have delivered a Decline Notice; (5) if the Purchasers’ Representative delivers an Accept Notice, the Purchasers’ Representative shall purchase, subject to the receipt of any required consents or approvals, all (but not less than all) of the Arizona Fund Contracts by the later of (x) thirty (30) days from the date of the Accept Notice and (y) three (3) Business Days after the receipt of all required consents or approvals, for a purchase price equal to the Arizona Fund Contract FMV (such purchase price shall be payable in full to the Sellers’ Representative at closing in immediately available funds); (6) if the Purchasers’ Representative delivers (or is deemed to have delivered) a Decline Notice, the Sellers’ Representative (and/or the relevant members of the Sellers’ Group) may pursue and complete any Arizona Fund Contract Sale at any time thereafter (on such terms as the Sellers’ Representative may determine in its sole discretion); (7) the parties will work together reasonably and in good faith to ensure that any sale of the Arizona Fund Contracts to the Purchasers’ Representative is structured and effected in a mutually tax efficient manner (as mutually agreed between the parties) and in compliance with applicable Law; (8) any costs incurred in obtaining the Arizona Fund Contract FMV or in connection with obtaining any required consents or approvals will be borne and paid 100% by the Purchasers’ Representative (apart from the foregoing, each party shall bear the costs of its own advisors); (9) the Arizona Fund Sale Right Agreement shall have term of ten (10) years and shall be non-assignable by the Purchasers’ Representative (other than assignments to members of the Purchasers’ Group for as long as such member remains a member of the Purchasers’ Group) and (10) the parties will agree on reasonable limitations on certain discretionary actions by the Sellers’ Representative with respect to the Arizona Fund Contracts (such as material amendments and discretionary termination) that would adversely affect the rights of the Purchasers’ Representative under the Arizona Fund Sale Right Agreement (subject, for the avoidance of doubt, to actions required to comply with Law or obligations to investors and other third-party rights).

(b) For purposes of the foregoing, (1) “Arizona Fund Contracts” means all of the ING Group’s rights under the investment management agreements (as may be modified from time to time after the date hereof) pursuant to which a member of the ING Group acts as investment adviser in respect of (i) the ING Real Estate Fund, (ii) the ING Global Real Estate Fund NS, and (iii) the ING International Real Estate Fund ((i) through (iii), together with any successors thereto, each an “Arizona Fund”), whether transferred by assignment or by entering into new investment management agreements (for the avoidance of doubt, Arizona Fund Contracts shall not include any sub-advisory arrangements in respect of the Arizona Funds (“Sub-Advisory Contracts”)); (2) “Arizona Fund Contract FMV” shall mean the fair market value (reflecting a change of control and normal operating expenses and net of fees payable in respect of any Sub-Advisory Contracts) of the Arizona Fund Contracts (i) as agreed between the Purchasers’ Representative and the Sellers’ Representative, or (ii) failing such agreement between the Purchasers’ Representative and the Sellers’ Representative, as determined by a reputable independent international investment bank selected by the parties as follows: (x) the Purchasers’ Representative shall compile a list of four (4) reputable independent national or international investment banks acceptable to the Purchasers’ Representative and (y) the Sellers’ Representative shall select one (1) investment bank from the list compiled by the Purchasers’ Representative; and (3) “Arizona Fund Contract Sale” means any transaction, other than a public offering or listing of securities or a subsequent sale of such publicly listed securities, that would result in the member of the ING Group which acts as investment manager under the Arizona Fund Contracts no longer being controlled directly or indirectly by ING Groep N.V.

Section 5.25 Clarion Partners Agreements. Sellers’ Representative agrees that (i) it will not, and will cause each of the Target Companies not to (and, for so long as ING Clarion Partners Holdings Inc. and its subsidiaries are members of the Sellers’ Group, it will cause each of ING Clarion Partners Holdings Inc. and its subsidiaries not to) amend, modify or waive any provision of the Clarion Partners Agreements or the ING Insurance Trademark License Agreement at any time prior to Closing, (ii) for so long as ING Clarion Partners Holdings Inc. and its subsidiaries are members of the Sellers’ Group, it will ensure that any successor to or purchaser of all or any substantial part of the Clarion Partners Business enters into an agreement with the Purchasers’

Representative or its designee, in form and substance, and with successor or purchaser counterparties, reasonably satisfactory to Purchasers’ Representative, confirming that such successor or purchaser counterparties will be bound by the restrictions in the Clarion Partners Non-compete Agreement (as if such successor or purchaser were a Restricted Clarion Affiliate thereunder), (iii) it will, and will cause each of the Target Companies to, enforce its rights under each of the Clarion Partners Agreements and the ING Insurance Trademark License Agreement at all times prior to Closing, and (iv) it will not, and will cause each of the Target Companies not to (and, for so long as ING Clarion Partners Holdings Inc. and its subsidiaries are members of the Sellers’ Group, it will cause each of ING Clarion Partners Holdings Inc. and its subsidiaries not to) breach or default on its obligations under any Clarion Partners Agreement and the ING Insurance Trademark License Agreement at any time prior to the Closing.

Section 5.26 Certain Amendments. The Sellers’ Representative shall cause the agreements set forth on Section 5.26 of the Sellers’ Disclosure Letter to be amended to remove any and all exclusivity provisions restricting the Target Business, and with only such other changes as may be approved by the Purchasers’ Representative.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1 Conditions to the Obligations of the Purchasers and the Sellers with Respect to the Closing. The obligations of the Sellers and the Purchasers to effect the Closing are subject to the satisfaction (or waiver agreed to in writing by the Purchasers’ Representative and the Sellers’ Representative) at or prior to the Closing of each of the following conditions:

(a) Government Consents. The waiting period applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated and the other consents set forth in Annex 16 (Government Consents) shall have been obtained.

(b) No Prohibition. No Law shall be in effect enjoining or otherwise prohibiting the Closing and no pending action to enjoin or otherwise prohibit the Closing shall have been commenced by a Government Authority.

(c) Assignment Requirements. The Initial Share Purchase Price minus the Estimated Revenue Adjustment shall not be less than $250,000,000; provided that, unless either party exercises the Specified Fund Election pursuant to Section 6.5, for purposes of calculating the Estimated Revenue Adjustment for purposes of this Section 6.1(c) only, any Interim Advisory Contract with a Specified Fund for which the Sellers have not obtained the required shareholder consent necessary to enter into a New Advisory Contract pursuant to the Investment Company Act shall not be included as a Continuing Account.

(d) Compliance with Section 15(f). At least 75% of the Fund Board of each Registered Fund shall not be “interested persons” (as that term is defined in the Investment Company Act and interpreted by the SEC) of the ING Group, the Purchasers’ Group or any of their respective “affiliated persons” (as that term is defined under applicable provisions of the Investment Company Act as interpreted by the SEC).

(e) Statement of No Objection. A statement of no objection (verklaring van geen bezwaar) from the Dutch Central Bank in respect of the Transactions shall have been obtained by the relevant member(s) of the ING Group (as reasonably determined by the Sellers’ Representative) based on clause 3:96 of the Dutch Financial Supervision Act (Wft), or the Dutch Central Bank shall have confirmed to a member of Sellers’ Group (by means of a communication reasonably satisfactory to the Sellers’ Representative and provided to the Purchasers’ Representative) that a statement of no objection does not need to be obtained.

(f) Sale Assets. Subject to Section 6.4 below, in respect of any Sale Asset, any Transfer Restrictions with respect to such Sale Asset shall have expired or been waived.

Notwithstanding anything to the contrary contained in this Agreement, for the avoidance of doubt, the failure of any condition to be satisfied or waived with respect to a Sale Asset at the Closing shall not affect the transfer of the Shares or any other Sale Assets at, or the occurrence of, the Closing with respect to such other Sale Assets or the Shares.

Section 6.2 Conditions to the Obligations of the Purchasers to Effect the Closing. The obligations of the Purchasers to effect the Closing are subject to the satisfaction (or waiver agreed to in writing by the Purchasers’ Representative) at or prior to the Closing of each of the following conditions:

(a) Covenants. The covenants and agreements of the Sellers set forth in this Agreement to be performed on or prior to the Closing shall have been duly performed in all material respects.

(b) Representations and Warranties. (i) Each of the Sellers’ Fundamental Representations shall be true and correct in all material respects on and as of the date hereof and the Closing Date; and (ii) other than such Fundamental Representations, the Sellers’ Representations and Warranties contained in this Agreement (not giving effect to any “material” or “Material Adverse Effect” or other similar qualifiers) shall be true and correct on and as of the date hereof and the Closing Date (except for such representations and warranties that are made as of another specific date which shall be required to be true and correct only as of such date), except where the failures of such representations and warranties in subsection (ii) to be true and correct has not had, individually or in the aggregate, a Material Adverse Effect.

(c) Certificate. There shall have been delivered to the Purchasers’ Representative a certificate dated the Closing Date and signed on behalf of the Sellers’ Representative by a duly authorized officer, certifying the satisfaction of the conditions in Sections 6.2(a) and 6.2(b).

(d) Financial Statements. On or prior to the fifth (5th) Business Day prior to the proposed Closing Date, the Purchasers’ Representative shall have received from or on behalf of the Sellers’ Representative the Agreed Financial Statements (excluding, and without giving effect to, any provisions of Appendix 1 thereto) the deadline with respect to which (as set forth on Annex 14 (Pre-Closing Financial Statements) without giving effect to any provisions of Appendix 1 thereto) is on or prior to such proposed Closing Date.

Section 6.3 Conditions to the Obligations of the Sellers to Effect the Closing. The obligations of the Sellers to effect the Closing are subject to the satisfaction (or waiver agreed to in writing by the Sellers’ Representative) at or prior to the Closing of each of the following conditions:

(a) Covenants. The covenants and agreements of the Purchasers set forth in this Agreement to be performed on or prior to the Closing shall have been duly performed in all material respects.

(b) Representations and Warranties. (i) Each of the Purchasers’ Fundamental Representations shall be true and correct in all material respects on and as of the date hereof and the Closing Date and (ii) other than such Fundamental Representations, the Purchasers’ Representations and Warranties contained in this Agreement (not giving effect to any “material” or “Material Adverse Effect” or other similar qualifiers) shall be true and correct on and as of the date hereof and the Closing Date (except for such representations and warranties that are made as of a specific date which shall be required to be true and correct only as of such date), except where the failures of such representations and warranties in subsection (ii) to be true and correct has not had, individually or in the aggregate, a material adverse effect on any of the Purchasers’ ability to consummate the Transactions.

(c) Certificate. There shall have been delivered to the Sellers’ Representative a certificate, dated the Closing Date and signed on behalf of the Purchasers’ Representative by a duly authorized officer, certifying the satisfaction of the conditions in Section 6.2(a) and Section 6.2(b).

Section 6.4 Transfers of Sale Assets after Closing. (a) Notwithstanding anything herein to the contrary, if the condition set forth in Section 6.1(e) (Conditions to the Obligations of the Purchasers and the Sellers with Respect to the Closing) is not satisfied or waived at the Closing with respect to any Sale Asset, the Closing shall proceed with respect to the Shares and the other Sale Assets, and the parties will postpone the closing in respect of the relevant Sale Asset until the second Business Day following the date on which the conditions set forth in Section 6.1(e) (Conditions to the Obligations of the Purchasers and the Sellers with Respect to the Closing) in respect of such Sale Asset shall have been satisfied or an alternative arrangement shall have been put in place by the Sellers’ Representative in respect of such Sale Asset in accordance with Section 2.4 hereof (each such closing, a “Delayed Sale Asset Closing”).

(b) For the avoidance of doubt, in the event of a Delayed Sale Asset Closing, (i) the Purchaser shall not be required to pay the Sale Asset Purchase Price related to the relevant Sale Asset before the Delayed Sale Asset Closing Date, and (ii) the relevant Post-Closing Sale Asset Adjustment shall be calculated as of and be payable on the relevant Delayed Sale Asset Closing Date. On the Delayed Sale Asset Closing Date (i) the Purchasers’ Representative shall be required to pay the Sale Asset Purchase Price related to the relevant Sale Asset in accordance with Section 2.9 and Section 2.12(a) and deliver or cause to be delivered to the Sellers’ Representative the deliveries set forth in Section 2.12(b) and Section 2.12(d), and (ii) the Sellers’ Representative shall deliver or cause to be delivered to the Purchasers’ Representative the deliveries set forth in Sections 2.13(b), 2.13(c) and 2.13(e).

Section 6.5 Specified Fund Election. Notwithstanding Section 6.1(c), either the Sellers’ Representative or the Purchasers’ Representative may independently elect, by written notice delivered to the other, or the Sellers’ Representative and the Purchasers’ Representation may jointly elect by written agreement, not less than three (3) Business Days prior to Closing, to include any Advisory Contract with a Specified Fund for which the Sellers have not obtained the required shareholder consent necessary to permanently assign the applicable Advisory Contract pursuant to the Investment Company Act as a Continuing Account for the purposes of determining whether the closing condition set forth in Section 6.1(c) hereof has been satisfied (such election, a “Specified Fund Election”).

Section 6.6 Non-Satisfaction of Conditions. Each of the Purchasers’ Representative and the Sellers’ Representative shall give notice to the other of the satisfaction or, the non satisfaction of each condition set forth in Section 6.1 as soon as practicable after becoming aware of the same.

ARTICLE VII

TAX MATTERS

Section 7.1 Indemnification for Taxes by the Sellers’ Representative. The Sellers’ Representative shall be liable for, and shall indemnify, without duplication, the Purchasers’ Indemnified Parties for:

(a) any Taxes imposed with respect to the Target Companies or the Excluded Entities attributable to the taxable periods, or portions thereof, ended on or before the Closing Date;

(b) any liability for Taxes of the Sellers or any other Person (other than the Target Companies) which is or has ever been an Affiliate of any of the Target Companies or with whom any of the Target Companies otherwise joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined, unitary or aggregate Tax Return prior to the Closing;

(c) any Taxes attributable to any breach of the covenant set forth in Section 5.1(a)(xviii);

(d) any Taxes attributable to the breach of any representation or warranty set forth in Section 3.9(e) (regarding closing agreements, private letter rulings and certain other matters), Section 3.9(f) (regarding entity classification for U.S. federal income tax purposes), Section 3.9(j) (regarding the whether the Target Companies will be required to include material items of income or exclude material items of deduction from certain occurrences) or Section 3.9(m) (regarding reportable transactions for U.S. federal income tax purposes);

(e) any Taxes arising from any Pre-Closing Reorganization Transactions (including for the avoidance of doubt, any Taxes arising from the separation of the Excluded Entities from the Company);

(f) any liability of the Target Companies under any Tax allocation agreement or Tax sharing agreement entered into by a Target Company or an Excluded Entity before the Closing, other than a Tax allocation agreement or Tax sharing agreement that is solely between or among one or more Target Companies; and

(g) liability for any reasonable costs and expenses (including reasonable attorneys’ fees and disbursements) incurred by the Purchasers’ Group in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this Section 7.1.

For the avoidance of doubt, the indemnity provided by this Section 7.1 shall be subject to Section 8.6 of this Agreement (Provisions). In addition, for the avoidance of doubt, the indemnity provided by this Section 7.1 does not extend to Taxes attributable to any inaccuracy in or breach of any representation or warranty other than the representations and warranties enumerated in Section 7.1(d).

Section 7.2 Indemnification for Taxes by the Purchasers’ Representative. The Purchasers’ Representative shall be liable for, and shall indemnify, without duplication, the Sellers’ Indemnified Parties for:

(a) any Taxes imposed on the Target Companies attributable to any taxable period, or portion thereof, beginning after the Closing Date;

(b) any liability for Taxes of the Purchaser or any other Person (other than the Target Companies) which is, has been or ever becomes an Affiliate of any of the Target Companies, or with whom any of the Target Companies otherwise joins (or is or becomes required to join) in filing any consolidated, combined, unitary or aggregate Tax Return after the Closing (other than any liability for which the Sellers’ Representative is liable under Section 7.1(b) of this Agreement);

(c) any Transfer Taxes for which the Purchasers’ Representative is liable pursuant to Section 7.5;

(d) any liability of the Target Companies under any Tax allocation agreement or Tax sharing agreement entered into after the Closing, other than a Tax allocation agreement or Tax sharing agreement that is solely between or among one or more Target Companies;

(e) any liabilities arising from Taxes imposed with respect to the Target Companies or the Excluded Entities attributable to taxable periods, or portions thereof, ending before the Closing Date, to the extent such Taxes were taken into account in a Closing Share Statement for purposes of determining any adjustment to the Purchase Price under Section 2.6; and

(f) liability for any reasonable costs and expenses (including reasonable attorneys’ fees and disbursements) incurred by the Sellers’ Group in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this Section 7.2.

Section 7.3 Proration and Determination of Taxes. (a) To the extent necessary to determine the liability for Taxes for a portion of a taxable year or period that begins before and ends after the Closing Date, the determination of the applicable Taxes for the portion of the year or period ending on, and the portion of the year or period beginning after, the Closing Date shall be determined by assuming that the taxable year or period ended as of the close of business on the Closing Date and that a new taxable year or period begins on the day after the Closing Date, except that those annual property taxes and exemptions, allowances or deductions that are calculated on an annual basis shall be prorated between the pre-Closing period and the post-Closing period on a time basis.

(b) Each of the Purchasers’ Representative and the Sellers’ Representative agrees that all items of income, gain, loss, deduction and credit with respect to the Sale Assets for the taxable year in which the Closing Date falls shall be allocated between the parties by using the “interim closing of the books” method pursuant to Treasury Regulations Section 1.706-4(c).

Section 7.4 Tax Returns. (a) The Sellers’ Representative shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to each Target Company in a manner consistent with past practice (except as required by applicable Law) on or before the Closing Date and shall pay or cause to be paid any Taxes due in respect of such Tax Returns, and the Purchasers’ Representative shall file or cause to be filed when due all Tax Returns for each taxable period that ends on or prior to the Closing Date, and for each taxable period that begins before and ends after the Closing Date, that are required to be filed by or with respect to each Target Company after the Closing Date in a manner consistent with past practice (except as required by applicable Law) and shall remit any Taxes due in respect of such Tax Returns. The Sellers’ Representative shall pay the Purchasers’ Representative any Taxes for which the Sellers’ Representative is liable pursuant to Section 7.1 (but which are payable with Tax Returns to be filed by the Purchasers’ Representative pursuant to the previous sentence) at least ten (10) days prior to the due date for such payments or Tax Returns.

(b) After the Closing Date, the Purchasers’ Representative and the Sellers’ Representative shall (i) assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with this Section 7.4, and (ii) reasonably cooperate in preparing for any audits of, or disputes with, any Tax Authority regarding any Tax Returns of the Target Companies.

(c) Except as provided in Section 7.5 (Transfer Taxes), if either the Purchasers’ Representative or the Sellers’ Representative shall be liable hereunder for any portion of the Tax shown due on any Tax Returns required to be filed by the other party, the party preparing such Tax Return shall deliver a copy of the relevant portions of such Tax Return to the party so liable for its review and approval not less than thirty (30) days prior to the date on which such Tax Returns are due to be filed (taking into account any applicable extensions). If the Purchasers’ Representative and the Sellers’ Representative disagree as to any item reflected on any such return, the Sellers’ Representative shall determine how the disputed items are reflected, if at all, unless (i) such returns relate solely to Taxes for which the Purchasers’ Representative is liable hereunder, in which case the Purchasers’ Representative shall make the determination, or (ii) such items relate to Taxes which could reasonably be expected to otherwise materially adversely affect the Purchasers’ Representative or any of its Affiliates, in which case the Purchasers’ Representative and the Sellers’ Representative shall negotiate in good faith to arrive at a reasonable resolution and, if the Purchasers’ Representative and the Sellers’ Representative are unable to reach an agreement, the CPA Firm shall make the determination, in a reasonable manner that takes into account the interests of both the Purchasers’ Representative and the Sellers’ Representative. The Purchasers’ Representative must not, without the prior written consent of the Sellers’ Representative (such consent not to be unreasonably withheld, conditioned or delayed): (i) except as required by applicable Law or except solely to carryback losses or credits from another taxable period, amend, or request or permit the amendment of a Tax Return filed or required to be filed by the Sellers’ Representative or of a Tax Return that the Sellers’ Representative is entitled to review pursuant to this Section 7.4(c), provided that if consent is required because such amendment does not relate solely to the carryback of losses or credits, the Sellers’ Representative shall not have the right to deny the carryback in connection with such amendment; (ii) apply to any Tax Authority for any binding or non-binding opinion, ruling or other determination in relation to any act, matter or transaction covered by any such Tax Returns or to any act, matter or transaction occurring on or before the Closing Date; or (iii) except as otherwise required by applicable Law, furnish to any Tax Authority any information (in writing or otherwise) in relation to any such Tax Returns or to any act, matter or transaction occurring on or before the Closing Date.

Section 7.5 Transfer Taxes. All Transfer Taxes arising in respect of the acquisition of the Shares and the Sale Assets shall be borne by the Purchasers. The Purchasers’ Representative, or, if the Sellers’ Representative or a member of its group is legally required to do so, the Sellers’ Representative (the “Payer”) shall procure the filing of all necessary documentation relating to such Transfer Taxes and the parties shall cause members of their respective groups to sign any such documentation (except that a party shall not be required to sign any document which it reasonably considers not to be true and correct in all material respects). To the extent that any Transfer Taxes are required to be remitted to any Government Authority, the Payer shall discharge such obligation and if the Purchasers’ Representative is not the Payer it shall pay or procure the payment of an amount equal to such Transfer Taxes to the Payer or at its direction, in accordance with this Section 7.5, by the later of (i) five (5) Business Days after receiving a demand from the Payer to do so and (ii) two (2) Business Days before the date on which that obligation would have had to be discharged in order to avoid incurring a liability to interest or a charge or penalty. Any Transfer Taxes resulting from any subsequent transfer of the Shares, Sale Assets or any transfer of property on or subsequent to the Closing Date shall be borne by the Purchasers’ Representative.

Section 7.6 Contest Provisions. Each of the Purchasers’ Representative and the Sellers’ Representative shall promptly notify the other in writing upon receipt of notice of any pending or threatened audits or assessments with respect to Taxes for which such other party (or such other party’s Affiliates) may be liable hereunder, provided, however, that the failure to give such notice shall not release the Indemnifying Party’s obligations under this Article VII except to the extent such failure prejudices the defenses or other rights available to the Indemnifying Party. The Sellers’ Representative, at its own expense, shall be entitled to participate in the defense of and, at its option, take control of the complete defense of, any Tax audit or administrative or court proceeding relating to Taxes for which it may be liable, including any settlement or other disposition thereof, and to employ counsel of its choice at its expense provided, however, that the Sellers’ Representative must, to the extent doing so is reasonably practicable, inform the Purchasers’ Representative before taking any material action with respect to the conduct of such Tax audit or other proceeding. Notwithstanding the foregoing, if the Purchasers’ Representative reasonably determines that such Tax audit or other proceeding could have a material adverse impact on the Taxes of any member of the Purchasers’ Group in a taxable period or portion thereof beginning after the Closing Date or otherwise materially adversely affect any member of the Purchasers’ Group, (i) the Sellers’ Representative shall not settle such Tax audit or other proceeding without the consent of the Purchasers’ Representative (such consent not to be unreasonably withheld, conditioned or delayed) and (ii) the Purchasers’ Representative, at its own expense, shall have the right to participate fully in all aspects of the prosecution or defense of such Tax audit or other proceeding. The Purchasers’ Representative must, at the cost of the Sellers’ Representative (provided that the Sellers’ Representative will only be liable for reasonable out-of-pocket expenses), procure all assistance the Sellers’ Representative may reasonably require in relation to any action taken in respect of such audit or assessment. The Purchasers’ Representative must procure that the Sellers’ Representative (or its designated Affiliate) is authorized to take such action on behalf and in the name of the relevant Target Company as the Sellers’ Representative may reasonably require in respect of such audit or assessment, including responding (in writing or otherwise) to any audit inquiry from any Tax Authority, attending and conducting interviews, meetings, discussions and negotiations with any Tax Authority, negotiating and concluding compromises, agreements and settlements with any Tax Authority, lodging requests for ruling, opinions or determinations with any Tax Authority or lodging or instituting objections, applications, appeals and other litigations with any Tax Authority, tribunal or court. Neither party may agree to settle any claim for Taxes for which the other may be liable (including under Section 7.1 and Section 7.2 of this Agreement) without the prior written consent of such other party, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.7 Members of the Purchasers’ Group Claiming, Receiving or Using of Refunds and Overpayments. (a) If, after the Closing, any member of the Purchasers’ Group or its Affiliates receives any refund, credit of Taxes or similar payments which (x) relates to a Tax that is paid by any members of the Sellers’ Group or its Affiliates, unless that Tax represents an asset on a Closing Statement, (y) relates to a Tax that is otherwise taken into account in a Closing Share Statement for purposes of determining any adjustment to the Purchase Price under Section 2.6 or (z) otherwise relates to an amount that has been paid by the Sellers’ Representative to a Purchasers’ Indemnified party pursuant to Section 7.1 or Article VIII, the Purchasers’ Representative shall promptly transfer, or cause to be transferred, to the Sellers’ Representative the entire amount of the refund or credit (including interest actually received from a Taxing Authority) received or utilized by such member of the Purchasers’ Group or its Affiliates, provided, however, that any such refunds or similar payments shall be for the account of the Purchasers’ Representative to the extent they are attributable to the carryback from a taxable period (or portion thereof) that begins after the Closing Date. The Purchasers’ Representative agrees to notify the Sellers’ Representative promptly of both the discovery of a right to claim any such refund, credit or similar payment and the receipt of any such refund, credit or similar payment. The Purchasers’ Representative agrees to cause members of the Purchasers’ Group or their Affiliates to claim any such refund or credit as soon as possible and to furnish to the Sellers’ Representative all information, records and assistance necessary to verify the amount of the refund or credit. The Purchasers’ Representative shall permit the Sellers’ Representative (or its designated Affiliate) to control at the Sellers’ Representative’s expense the prosecution of any such refund claim and shall cause the relevant entity to authorize by appropriate power of attorney such Persons as the Sellers’ Representative shall designate to represent such entity with respect to such refund claim, provided, however, that the Sellers’ Representative must, to the extent doing so is reasonably practicable, first inform the Purchasers’ Representative before taking any action with respect to the conduct of such refund claim and, if the Purchasers’ Representative reasonably determines that such refund claim could have a material adverse impact on the Taxes of any member of the Purchasers’ Group in a taxable period or portion thereof beginning after the Closing Date, (i) the Sellers’ Representative shall not settle such refund claim without the consent of the Purchasers’ Representative (such consent not to be unreasonably withheld, conditioned or delayed) and (ii) the Purchasers’ Representative, at its own expense, shall have the right to participate fully in all aspects of the prosecution of such refund claim.

(b) If, after the Closing, any member of the Purchasers’ Group or its Affiliates actually realizes a Tax benefit as a result of payments of amounts set forth in Section 7.7(b) of the Sellers' Disclosure Letter, the Purchasers’ Representative shall promptly transfer, or cause to be transferred, to the Sellers’ Representative, the entire amount the amount of such actually realized Tax benefit (calculated and determined under the principles of Section 8.7(b)).

Section 7.8 Allocation of Purchase Prices. The allocation of the Aggregate Estimated Sale Asset Closing Amount and the Initial Share Purchase Price, as set forth in column (2) of Part 3 (Initial Share Purchase Price) of Annex 1 (Details Regarding Shares and Sale Assets), and subject to any adjustments to such amounts herein (including, for the avoidance of doubt, adjustments made in respect of indemnity payments pursuant to Section 8.12 (Adjustment to the Purchase Price), shall be binding on the Sellers’ Representative, the Share Seller, the Asset Sellers, the Purchasers’ Representative, the Share Purchasers and the Asset Purchasers for all Tax purposes.

Section 7.9 Assistance and Cooperation. After the Closing Date, the Sellers’ Representative and the Purchasers’ Representative shall cooperate fully in preparing for any audits of, or disputes with any Tax Authority regarding, any applicable Tax Returns and payments in respect thereof. Each party shall (a) provide timely notice to the other in writing of any pending or proposed audits or assessments with respect to Taxes for which such other party may have a liability under this Agreement, (b) furnish the other with copies of all relevant correspondence received from any Tax Authority in connection with any audit or information request with respect to any Taxes referred to in (a), and (c) make available to the other party all books, records, financial statements, Tax Returns or portions thereof (together with related paperwork and documents relating to rulings or other determinations by Tax Authorities), proof of payment of Taxes, documents, files, officers or employees (without substantial interruption of employment) or other relevant information necessary or useful for such purposes.

Section 7.10 Maintenance of Books and Records by Members of the Purchasers’ Group. Until the applicable statute of limitations (including periods of extension or waiver) has run for any Tax Returns filed or required to be filed covering the periods up to and including each Closing Date, the Purchasers’ Representative shall, and shall cause its Affiliates to, retain or cause to be retained all books and records relating to the Target Business in existence on such Closing Date and after such Closing Date will provide the Sellers’ Representative access to such books and records for inspection and copying by the Sellers’ Representative, or its agents upon reasonable request and upon reasonable notice. After the expiration of such period no such books or records shall be destroyed by members of the Purchasers’ Group without first advising the Sellers in writing and giving the Sellers’ Representative a reasonable opportunity to obtain possession thereof (with any costs of transferring such books and records to be paid by the Sellers’ Representative).

Section 7.11 Scope of Article VII. This Article VII shall constitute the sole governing provisions regarding Tax matters and claims with respect to any indemnification for Taxes. Notwithstanding anything to the contrary in the Agreement, the indemnity provided under Section 7.1 (Indemnification for Taxes by the Sellers’ Representative) shall not be subject to the provisions of Section 8.2(b) (Minimum Claims), Section 8.2(c) (Seller Thresholds) and Section 8.2(d) (Seller Liability Caps). However, this Article VII shall be governed by the terms of Section 8.4 (Damages), Section 8.5 (Contingent Liabilities), Section 8.6 (Provisions), Section 8.7 (Net Financial Benefit), Section 8.9 (Right to Recover), Section 8.12 (Adjustment to the Purchase Price) and Section 8.13 (Remedies).

Section 7.12 Tax Sharing Agreement. The Sellers’ Representative shall cause all Tax allocation agreements or Tax sharing agreements with respect to each of the Target Companies (other than Tax allocation agreements or Tax sharing agreements that are solely between or among Target Companies) to be terminated as of the Closing Date, and shall ensure that such agreements are of no further force or effect as to any of the Target Companies on and after the Closing Date and that there shall be no further liabilities or obligations imposed on any of the Target Companies under any such agreements.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION; CERTAIN REMEDIES

Section 8.1 Survival. The Sellers’ Representations and Warranties and the Purchasers’ Representations and Warranties shall survive the Closing for the periods set forth in this Section 8.1. The Sellers’ Representations and Warranties and the Purchasers’ Representations and Warranties shall terminate on the date that is eighteen (18) months following the Closing Date, except that (x) the Fundamental Representations shall survive indefinitely, (y) the representations and warranties contained in Section 3.9 (Taxes) (other than the Sellers’ Representations and Warranties contained in Section 3.9(e) (regarding closing agreements, private letter rulings and certain other matters), Section 3.9(f) (regarding entity classification for U.S. federal income tax purposes), Section 3.9(j) (regarding whether the Target Companies will be required to include material items of income or exclude material items of deduction from certain occurrences) and Section 3.9(m) (regarding reportable transactions for U.S. federal income tax purposes), each of which shall survive the Closing and shall terminate on the date that is four (4) years following the Closing Date) shall not survive the Closing (the foregoing time periods, each a “Survival Period”) and (z) in the event notice of any claim for indemnification (I) under this Article VIII shall have been given in accordance with Section 8.11(c) or (II) under Article VII shall have been given in accordance with the relevant provisions of Article VII, in each case within the applicable Survival Period and such claim has not been finally resolved by the expiration of such Survival Period, the representation or warranty that is the subject of such claim shall survive solely for purposes of resolving such outstanding claim until such claim is finally resolved. The covenants in this Agreement shall survive the Closing in accordance with their terms; provided that, the indemnification obligations of the Sellers’ Representative and Sellers set forth in Section 8.2(a)(iv) shall survive only in respect of claims asserted prior to the date that is eighteen (18) months following the Registered Fund Reconciliation Date and Section 8.2(a)(vi) shall survive only in respect of claims asserted prior to the date that is eighteen (18) months following the Closing Date.

Section 8.2 Indemnification by the Sellers. (a) Indemnification. Subject to the provisions of this Article VIII, the Sellers’ Representative, on behalf of each Seller, hereby agrees that from and after the Closing it shall indemnify, defend and hold harmless, without duplication, the Purchasers’ Indemnified Parties from, against and in respect of any Losses actually sustained or incurred by any of the Purchasers’ Indemnified Parties, whether in respect of third party claims, claims between the parties hereto, or otherwise, to the extent relating to or arising out of, subject to the rest of this Section 8.2, (i) any inaccuracies in or breach of any Sellers’ Representations and Warranties (other than the representations and warranties in Section 3.9 (Taxes), the exclusive remedy, if any, for which shall be provided pursuant to Article VII (Tax Matters)) as of the date hereof or as of the Closing with the same force and effect as if made on and as of the Closing (it being understood, however, that representations and warranties that are made as of a specific date speak only as of that date), (ii) any breach of any covenant or agreement to be performed by any member of the Sellers’ Group contained in this Agreement other than Section 5.1(a)(xviii) or Section 7.12 (the exclusive remedy for which shall be provided pursuant to Article VII, (Tax Matters)), (iii) any Excluded CP Liability, (iv) any Excluded Advisory Contract Liability, (v) liabilities of any Target Company as obligor or guarantor of any indebtedness for borrowed money of any Fund existing at Closing, to the extent of the obligation undertaken and to the extent not taken into account for purposes of determining the Purchase Price adjustment pursuant to Section 2.5, and (vi) any Specified Liabilities or Indebtedness of any Target Company to the extent existing at Closing and not taken into account for purposes of determining the Purchase Price adjustment pursuant to Section 2.5. The indemnities in Section 8.2(a)(iii) and Section 8.2(a)(vi) shall not apply where the relevant Specified Liability or Indebtedness is a Tax Loss (the applicable remedy for which, if any, is provided pursuant to Article VII of this Agreement).

(b) Minimum Claims. No member of the Sellers’ Group shall be liable for any individual Loss or Losses arising from a single event or related set of circumstances with respect to the matters contained in Section 8.2(a)(i) (Indemnification by the Sellers) unless the Loss or Losses arising from a a single event or related set of circumstances, exceeds $250,000 in which case the Purchasers’ Indemnified Parties shall be entitled, subject to the limitations set forth in this Agreement, to indemnification for the full amount of such Loss (and not merely the excess) up to the aggregate maximum amount set forth in Section 8.2(d) (Seller Liability Caps).

(c) Seller Thresholds. No member of the Sellers’ Group shall be liable in respect of Losses with respect to the matters contained in Section 8.2(a)(i) and Section 8.2(a)(iv) (Indemnification by the Sellers) unless the aggregate amount of all Losses for which members of the Sellers’ Group would otherwise be liable exceeds 1.0% of the aggregate of the Share Purchase Price and the Aggregate Sale Asset Purchase Price (the “Seller Threshold”) whereupon the Purchasers’ Indemnified Parties shall be entitled, subject to the other limitations set forth in this Agreement, to indemnification for all Losses incurred by the Purchasers’ Indemnified Parties to the extent in excess of the Seller Threshold, up to the Seller Liability Cap.

(d) Seller Liability Caps. The maximum aggregate liability of all members of the Sellers’ Group for any and all Losses with respect to the matters contained in Section 8.2(a)(i) and Section 8.2(a)(iv) (Indemnification by the Sellers) shall not exceed 8.75% of the aggregate of the Share Purchase Price and the Aggregate Sale Asset Purchase Price.

(e) For purposes of this Section 8.2 and notwithstanding anything in this Agreement to the contrary, any qualification of any Sellers’ Representations and Warranties by reference to the materiality of or Material Adverse Effect relating to the matters stated therein or word of similar effect (excluding such references in Section 3.6(a), Section 3.7(a), Section 3.6(b), Section 3.18(c), Section 3.18(e) and Section 3.22) shall be disregarded in determining any breach thereof or the amount of any Loss arising therefrom, except to the extent the word “material” is used to define a list of items rather than a qualifying statement in Sections 3.11, Section 3.12, Section 3.13 and Section 3.15.

(f) Notwithstanding anything to the contrary herein, the limitations contained in Section 8.2(b), Section 8.2(c) and Section 8.2(d), shall not apply to (i) any Loss incurred by any member of the Purchasers’ Group in connection with or arising from actual fraud by any member of the Sellers’ Group, (ii) any Loss arising from a breach of any Seller Fundamental Representation, (iii) any Loss in respect of Section 8.2(a)(ii), Section 8.2(a)(iii), Section 8.2(a)(v) and Section 8.2(a)(vi), or (iv) any Loss under Article VII. Notwithstanding anything to the contrary herein, the limitations contained Section 8.2(b) and Section 8.2(c) shall not apply to any Loss in respect to Section 8.2(a)(iv).

Section 8.3 Indemnification by the Purchasers. The Purchasers’ Representative, on behalf of each Purchaser, hereby agrees that from and after the Closing it shall indemnify, defend and hold harmless, without duplication, the Sellers’ Indemnified Parties from, against and in respect of any Losses actually sustained or incurred by the Sellers’ Indemnified Parties, whether in respect of third party claims, claims between the parties hereto, or otherwise, to the extent relating to or arising out of: (i) any inaccuracies in or breach of any Purchasers’ Representation or Warranty (it being understood that representations and warranties that are made as of a specific date speak only as of that date), (ii) any breach of any covenant or agreement to be performed by the Purchasers’ Group, and (iii) the Management Transactions.

Section 8.4 Damages. Notwithstanding anything to the contrary contained in this Agreement, no Person shall be liable under this Article VIII or under Article VII (Tax Matters) for any punitive, special or exemplary damages or lost profits (except to the extent such damages are actually awarded by a court in connection with a Third-Party Claim).

Section 8.5 Contingent Liabilities. No Indemnifying Party shall be liable under this Article VIII or under Article VII (Tax Matters) in respect of any Loss or Tax Loss which is contingent unless and until such contingent Loss or Tax Loss becomes an actual liability and is due and payable.

Section 8.6 Provisions. No Indemnifying Party shall be liable under this Article VIII or under Article VII (Tax Matters) in respect of any Loss or Tax Loss to the extent such Loss or Tax Loss was specifically taken into account in a Closing Statement for purposes of determining any adjustment to the Purchase Price under Section 2.6.

Section 8.7 Net Financial Benefit. (a) No Indemnifying Party shall be liable under Article VII (Tax Matters) (in respect of any Tax Losses) or this Article VIII (in respect of any Losses) suffered by any Indemnified Party or any of the Target Companies to the extent of any corresponding savings actually realized by or quantifiable net financial benefit actually provided to any member of such Indemnified Party’s Group or any Target Company arising from such Losses or Tax Losses or the facts, matters, events or circumstances giving rise to such Losses or Tax Losses (including, as set forth in Section 8.7(b), where the amount (if any) by which any Taxation for which any member of such Indemnified Party’s Group or any Target Company would otherwise have been accountable or liable to be assessed is actually reduced or extinguished as a result of any fact, matter, event or circumstance giving rise to such Loss or Tax Loss).

(b) Any amount of any Loss or Tax Loss for which reimbursement or indemnification is provided under Article VII (Tax Matters) or this Article VIII shall be (i) paid net of any Tax benefit actually realized by the reimbursed or indemnified party arising from the incurrence or payment of any such Loss or Tax Loss, and (ii) increased by the amount of any Tax cost (including from the receipt of any indemnity payments under Section 7.1 (Indemnification for Taxes by the Sellers’ Representative), Section 7.2 (Indemnification for Taxes by the Purchasers’ Representative), Section 8.2 (Indemnification by the Sellers) or Section 8.3 (Indemnification by the Purchasers) hereof and also including from any Tax withheld or deducted at source) actually realized by the Indemnified Party as a result of the receipt or accrual of the indemnification payment. For purposes of this Agreement, an Indemnified Party shall be deemed to have “actually realized” a Tax cost or a Tax benefit to the extent that, and at such time as, the amount of Taxes payable by such Indemnified Party is increased above or reduced below, as the case may be, the amount of Taxes that such Indemnified Party would be required to pay but for the receipt of the indemnity payment and/or the incurrence or payment of such Loss or Tax, as the case may be. The amount of any increase or reduction hereunder shall be adjusted to reflect any final determination with respect to the Indemnified Party’s liability for Taxes, and payments between the parties to this Agreement to reflect such adjustment shall be made if necessary. The determination of whether there has been a Tax cost or Tax benefit shall be made in the Indemnified Party’s reasonable discretion (exercised in good faith). To the extent possible (and consistent with Section 8.12 (Adjustment to the Purchase Price)) the Indemnified Party and the Indemnifying Party shall cooperate to minimize the Tax costs and maximize any Tax benefits that are realized on account of the receipt or accrual of any indemnity payments made under Article VII (Tax Matters) or this Article VIII, provided, however, that this cooperation provision shall only require actions that are in compliance with applicable Law and that do not materially adversely affect the Indemnified Party and shall not require any party to share its Tax Returns.

Section 8.8 Mitigation of Losses. The Indemnified Parties shall procure that all commercially reasonable steps are taken and all commercially reasonable assistance is given to avoid or mitigate any Losses, which in the absence of mitigation might give rise to or increase a Loss in respect of any claim under this Article VIII. In the event an Indemnified Party fails to so mitigate an indemnifiable Loss, the Indemnifying Party shall have no liability for any portion of such Loss that could reasonably have been avoided had the Indemnified Party made such efforts.

Section 8.9 Right to Recover. (a) If any Indemnifying Party is liable to pay an amount in discharge of any claim under this Agreement and any member of the Indemnified Party’s Group recovers or is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party (other than a Tax Authority, recovery against which is subject to the provisions of Article VII (Tax Matters) of this Agreement) a sum which indemnifies or compensates any member of the Indemnified Party’s Group (in whole or in part)

in respect of the Loss which is the subject matter of the claim, the Purchasers’ Representative or the Sellers’ Representative, as applicable, shall procure that, before steps are taken to enforce a claim against any Indemnifying Party under this Agreement, all reasonable steps are taken to enforce recovery against the third party and any actual recovery (less any reasonable costs incurred in obtaining such recovery) shall reduce or satisfy, as the case may be, such claim to the extent of such recovery. Notwithstanding the foregoing, neither the Purchasers’ Representative or Sellers’ Representative shall be required to act or forbear to act under this Section 8.9 if such act or forbearance, as applicable, could prejudice such person’s ability to prosecute a claim against an Indemnifying Party or any right hereunder in the reasonable judgment of the Purchasers’ Representative or Sellers’ Representative, as applicable.

(b) If any Indemnifying Party has paid an amount in discharge of any claim under this Agreement and any member of the Indemnified Party’s Group recovers or is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates any member of the Indemnified Party’s Group (in whole or in part) in respect of the Loss or Tax Loss which is the subject matter of the claim, the Purchasers’ Representative or the Sellers’ Representative, as applicable, shall procure that all steps are taken as may reasonably be required to enforce such recovery and shall, or shall procure that the relevant member of the Indemnified Party’s Group shall, pay to the Sellers’ Representative or the Purchasers’ Representative, as applicable, as soon as practicable after receipt an amount equal to (i) any sum recovered from the third party less any costs and expenses incurred in obtaining such recovery less any Tax cost actually realized after taking into account any Tax benefit actually realized (each as determined under Section 8.7(b)) as a result of the recovery or (ii) if less, the amount previously paid by the relevant Indemnifying Party to the relevant Indemnified Party.

Section 8.10 Double Claims. No Indemnified Party shall be entitled to recover from any Indemnifying Party under Article VII (Tax Matters) or this Article VIII more than once in respect of the same Loss or Tax Loss (notwithstanding that such Loss or Tax Loss may result from breaches of multiple provisions of this Agreement).

Section 8.11 Claims; Third Party Claim Indemnification Procedures. (a) Any claim notified in accordance with this Article VIII is unenforceable against the Indemnified Party on the expiration of the applicable Survival Period unless notice of such a claim shall have been given to the Indemnified Party within the applicable Survival Period in accordance with Section 8.11(c) below.

(b) Notification of Potential Claims. If any Indemnified Party becomes aware of any matter or circumstance that may give rise to a claim for indemnification under this Article VIII (including an Investor Claim), the Indemnified Party’s Representative shall promptly give a notice in writing (each, a “Claim Notice”) to the Indemnifying Party’s Representative setting out the provisions under this Agreement on which such claim is based, and such other information (to the extent available) as is reasonably necessary to enable the Indemnifying Party’s Representative to assess the merits of the potential claim, to act to preserve evidence and to make such provision as it may consider necessary (including details of the legal and factual basis of the claim and the evidence on which the party relies (including where the claim is the result of or in connection with a Third Party Claim (including an Investor Claim), evidence of the Third Party Claim) and setting out its estimate of the amount of Losses to the extent ascertainable (which estimate shall not be conclusive of the final amount of such claim) which are, or are to be, the subject of the claim); provided that failure to provide notice hereunder shall not release the Indemnifying Party’s obligations under this Article VIII except to the extent the Indemnifying Party is materially prejudiced by such failure.

(c) Investigation by the Indemnifying Party’s Representative. In connection with any fact, matter, event or circumstance that may give rise to a claim against any Indemnifying Party under this Agreement, the Indemnified Party shall ensure that each relevant member of the Indemnified Party’s Group: (i) shall allow the Indemnifying Party’s Representative and its advisers to investigate the fact, matter, event or circumstance alleged to give rise to such claim and whether and to what extent any amount is payable in respect of such claim, and (ii) shall disclose to the Indemnifying Party’s Representative and its Representatives all material of which it is aware which relates to the claim and shall, and shall procure that any other relevant members of the Indemnified Party’s Group shall, give, subject to their being paid all reasonable costs and expenses, all such information and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as the Indemnifying Party’s Representative or its Representatives may reasonably request, subject to the Indemnifying Party’s Representative and its advisers agreeing in such form as the Indemnified Party’s Representative may reasonably require to keep all such information confidential and to use it only for the purpose of investigating and defending the claim in question.

(d) The Purchasers’ Representative acknowledges and agrees that the only Sellers’ Representations and Warranties given in relation to Tax matters are the Article VIII Tax Representations and Warranties and the representations and warranties set forth in Section 3.9 (Taxes). For the avoidance of doubt, nothing in the preceding sentence shall prevent the Purchasers’ Indemnified Parties from being indemnified under Section 8.2(a)(i) for any Losses merely because such Losses happen to take the form of Taxes.

(e) In the event that any written claim or demand for which an Indemnifying Party may have liability to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party (a “Third Party Claim”), such Indemnified Party shall promptly, but in no event more than ten (10) days following such Indemnified Party’s receipt of a Third Party Claim, notify the Indemnifying Party in writing of such Third Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Third Party Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Third Party Claim Notice”); provided that the failure to provide notice hereunder shall not release the Indemnifying Party’s obligations under this Article VIII except to the extent the Indemnifying Party is materially prejudiced by such failure. With respect to any Third Party Claim (other than a Section 8.11(g) Investor Claim), the Indemnifying Party shall have thirty (30) days (or such lesser number of days as set forth in the Third Party Claim Notice as may be required by court proceeding in the event of a litigated matter) after receipt of the Third Party Claim Notice (the “Notice Period”) to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third Party Claim. With respect to any Section 8.11(f) Investor Claim, the Indemnified Party shall notify the Indemnifying Party in writing within the Notice Period that the

Indemnified Party desires to follow the procedures set forth in Section 8.11(f) (a “Section 8.11(f) Election”). In the event the Indemnified Party fails to deliver a Section 8.11(f) Election within the Notice Period (or if after assuming the defense of an Investor Claim, fails to take reasonable steps necessary to defend diligently such Investor Claim within ten (10) days after receiving written notice from the Indemnifying Party to the effect that the Indemnified Party has so failed) the standard procedures in Section 8.11(e) shall apply.

(f) In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against a Third Party Claim (other than an Investor Claim as to which a Section 8.11(g) Election has been duly made), the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and the Indemnifying Party shall have the sole power to direct and control such defense at its expense. Once the Indemnifying Party has duly assumed the defense of a Third Party Claim (other than an Investor Claim as to which a Section 8.11(g) Election has been duly made), the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing. The Indemnified Party shall participate in any such defense at its expense unless (i) the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and the Indemnified Party shall have reasonably concluded that representation of both the Indemnified Party and the Indemnifying Party by the same counsel would be inappropriate due to actual or potential differing interests between them or (ii) the Indemnified Party assumes the defense of a Third Party Claim (other than an Investor Claim as to which a Section 8.11(g) Election has been duly made) after the Indemnifying Party has failed to diligently pursue a Third Party Claim it has assumed, as provided in the first sentence of Section 8.11(i). The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, to settle, compromise or offer to settle or compromise any Third-Party Claim (other than an Investor Claim as to which a Section 8.11(g) Election has been duly made) on a basis that would result in (v) the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any member of the Indemnified Party’s Group or Adobe Fund, (w) a finding or admission of a violation of Law or violation of the rights of any Person by the Indemnified Party, Adobe Fund or any member of the Indemnified Party’s Group, (x) a finding or admission that would have a material adverse effect on other claims made or threatened against the Indemnified Party, Adobe Fund or any member of the Indemnified Party’s Group, or (y) the imposition of any obligation on the Indemnified Party other than the payment of monetary damages (which monetary damages will be paid or reimbursed by the Indemnifying Party) or (z) any obligation on the part of any member of the Indemnified Party’s Group to make any public disclosure regarding such settlements or the subject matter thereof.

(g) With respect to any Investor Claim brought against the Purchasers’ Indemnified Parties (a “Section 8.11(g) Investor Claim”), the Indemnified Party shall have the right to defend itself and its Affiliates by appropriate proceedings and the Indemnified Party shall have the sole power (acting reasonably and in good faith) to direct and control such defense (x) in consultation with the Indemnifying Party and (y) with the assistance of counsel selected by the Indemnified Party and approved by the Indemnifying Party (such approval not to be unreasonably withheld). Once the Indemnified Party has duly made a Section 8.11(g) Election, the Indemnifying Party shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing. The Indemnifying Party shall participate in any such defense at its expense unless (i) the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and the Indemnified Party shall have reasonably concluded that representation of both the Indemnified Party and the Indemnifying Party by the same counsel would be inappropriate due to actual or potential differing interests between them or (ii) the Indemnifying Party assumes the defense of an Investor Claim after the Indemnifying Party has failed to diligently pursue an Investor Claim as provided in the first sentence of Section 8.11(h). The Indemnified Party shall not be permitted, without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld), to settle, compromise or offer to settle or compromise any Investor Claim; provided that, the Indemnified Party shall not be permitted, without the prior written consent of the Indemnifying Party, to settle, compromise or offer to settle or compromise any Investor Claim on a basis that would result in (v) the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnifying Party or any member of the Indemnifying Party’s Group, (w) a finding or admission of a violation of Law or violation of the rights of any Person by the Indemnifying Party or any member of the Indemnifying Party’s Group, (x) a finding or admission that would have a material adverse effect on other claims made or threatened against the Indemnifying Party or any member of the Indemnifying Party’s Group, or (y) the imposition of any obligation on the Indemnifying Party other than the payment of monetary damages or (z) any obligation on the part of any member of the Indemnifying Party’s Group to make any public disclosure regarding such settlements or the subject matter thereof. For the avoidance of doubt, the provisions of this Section 8.11(g) do not apply during the period prior to the Closing.

(h) If the Indemnifying Party (i) elects not to defend the Indemnified Party against a Third Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise or (ii) after assuming the defense of a Third Party Claim, fails to take reasonable steps necessary to defend diligently such Third Party Claim within ten (10) days after receiving written notice from the Indemnified Party to the effect that the Indemnifying Party has so failed, the Indemnified Party shall have the right but not the obligation to assume its own defense; it being understood that the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim. The Indemnified Party shall not settle a Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(i) The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third Party Claim, including by providing access to each other’s relevant business records and other documents, and employees.

(j) The Indemnified Party and the Indemnifying Party shall use reasonable best efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

(k) If, due to the operation of any applicable Law, the Indemnifying Party’s Representative cannot exercise its rights or fulfill its obligations as provided in Section 8.11(g) above, the Indemnified Party’s Representative shall procure that each relevant member of the

Indemnified Party’s Group shall co-operate with the Indemnifying Party’s Representative and shall use its reasonable best efforts to achieve the same result as if Section 8.11(g) had been able to be fully implemented.

(l) Notwithstanding the foregoing, (i) in no event may the Indemnifying Party assume or maintain control of the defense of any Third Party Claim involving potential criminal liability for the Indemnified Party, and (ii) in no event may the Sellers’ Representative or any of its Affiliates (other than the Target Companies) assume or maintain control of the defense of any Investor Claim after the Closing (except in accordance with Section 8.11 (g)).

Section 8.12 Adjustment to the Purchase Price. (a) If any payment is made by any Seller to any Purchaser or by any Purchaser to any Seller in respect of any claim under this Agreement, including any claim made (pursuant to Section 7.1 (Indemnification for Taxes by the Sellers’ Representative)): (i) the payment shall, to the extent possible, be allocated to the set of Shares or the Sale Assets to which the Sellers’ Representative and the Purchasers’ Representative agree the payment and/or claim relates, (ii) if the Sellers’ Representative and the Purchasers’ Representative agree that the payment and/or claim relates to more than one set of Shares and/or Sale Assets (such Shares and/or Sale Assets being referred to in this Section 8.12(a)(i) and Section 8.12(a)(ii) as the “Relevant Shares and/or Sale Assets”), the payment shall be allocated among the Relevant Shares and/or Sale Assets in a manner that the Sellers’ Representative and the Purchasers’ Representative agree reflects the impact of the matter to which the payment and/or claim relates, failing which it shall be allocated pro rata among the Relevant Shares and/or Sale Assets in the same proportions as the amount of the Purchase Price allocated to the Relevant Shares or Sale Assets bears to the aggregate amount of the Purchase Price for all the Relevant Shares and Sale Assets, or (iii) if the Sellers’ Representative and the Purchasers’ Representative do not agree that the payment and/or claim relates to both Shares and/or Sale Assets, the payment shall be allocated pro rata to all Shares and Sale Assets in the same proportions as the amount of the Purchase Price allocated to the Shares or relevant Sale Assets bears to the aggregate Purchase Price, and in each case the Share Purchase Price and the Sale Asset Purchase Price, as applicable, shall, to the extent possible, be deemed to have been adjusted by the amount of such payment.

(b) If any payment is made by any Seller to any Purchaser in respect of any claim under this Agreement and in any such case the allocation of such payment pursuant to Section 8.12(a) would otherwise reduce the consideration paid for any set of Shares or Sale Asset to less than $1.00, such allocation shall be made on the following basis: (i) the consideration for the relevant set of Shares or Sale Asset shall be reduced to $1.00, and (ii) the balance shall be allocated pro rata among all other Shares and Sale Assets, or in the case of payment under Section 8.12(a)(ii) among all other relevant Shares and/or Sale Assets, in the proportions set forth in Section 8.12(a)(ii) or Section 8.12(a)(iii) as relevant.

(c) The proportions used for the purposes of allocating reductions shall be adjusted as necessary to take account of any relevant previous reductions of the Purchase Price in accordance with this Section 8.12.

(d) For all Tax purposes, but subject to applicable Law, payments made by the Sellers’ Representative and the Purchasers’ Representative pursuant to this Agreement shall be treated as having been made by the Sellers or the Purchasers, respectively, of the Sale Shares or Sale Assets to which such payment is allocated pursuant to this Section 8.12.

Section 8.13 Remedies. Following the Closing, the rights and remedies of all members of the Sellers’ Group and all members of the Purchasers’ Group under Article VII (Tax Matters) or this Article VIII are and shall be exclusive and in lieu of any and all other rights and remedies which any member of the Sellers’ Group and any member of the Purchasers’ Group may have under this Agreement, any other Transaction Document or otherwise against each other or each others’ Representatives with respect to the Transactions for monetary relief (other than causes of action arising from fraud), and each of the Purchasers’ Representative and the Sellers’ Representative expressly waives for periods following the Closing any and all other rights or causes of action (other than, for the avoidance of doubt, actions for specific performance or similar injunctive relief or for fraud) it or any other member of its group (such group being either the Purchasers’ Group or the Sellers’ Group, as the context may require) may have against any other member of its group (such group being either the Purchasers’ Group or the Sellers’ Group, as the context may require) now or in the future under any Law or this Agreement with respect to the subject matter of such indemnification provisions or under or in connection with this Agreement and the Transactions. The foregoing limitations shall not apply with respect to (i) the exercise of any rights or remedies in connection with any breach under any Transaction Document, (ii) the exercise of rights under Section 10.7 in connection with the breach of any covenant to be performed after Closing hereunder, or (iii) actual fraud.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing (a) by written agreement of the Sellers’ Representative and the Purchasers’ Representative or (b) by either the Sellers’ Representative or the Purchasers’ Representative, on behalf of itself and the relevant other members of the Sellers’ Group or the Purchasers’ Group, respectively, by notice in writing to the Purchasers’ Representative or the Sellers’ Representative, as the case may be, if the Closing shall not have occurred on or prior to the Final Closing Date provided that the right to terminate this Agreement pursuant to this Section 9.1 shall not be available to a party that has (or whose subsidiaries or holding companies have) breached in any material respects its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the satisfaction of any of the conditions in Section 6.1 (Conditions to the Obligations of the Purchasers and the Sellers with Respect to the Closing), Section 6.2 (Conditions to the Obligations of the Purchasers to Effect the Closing) or Section 6.3 (Conditions to the Obligations of the Sellers to Effect the Closing).

Section 9.2 Effect of Termination. Upon a termination of this Agreement in accordance with Section 9.1 (Termination), each party’s further rights and obligations hereunder, other than the Surviving Provisions, shall terminate, but termination does not affect any rights or obligations of a party which may have accrued prior to such termination. The termination of this Agreement shall not relieve any party from liability for any breach of this Agreement that arose prior to such termination, for which the liability provisions of this Agreement shall remain in effect. For the avoidance of doubt, the Confidentiality Agreement shall survive any termination of this Agreement.

Section 9.3 Additional Rights and Remedies. The parties acknowledge and agree that nothing in this Article IX shall prejudice or limit any rights or remedies which may otherwise be available to the Sellers or Purchasers under this Agreement or pursuant to applicable Law, including the right to claim damages.

ARTICLE X

MISCELLANEOUS

Section 10.1 Notices. (a) Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i) in writing in English; and

(ii) delivered by hand, fax, registered mail or by courier using an internationally recognized courier company.

(b) A Notice to any Seller shall be sent to such party at the following address, or such other Person or address as the Sellers’ Representative may notify to the Purchasers’ Representative from time to time:

ING Groep N.V.

Amstelveenseweg 500

1081 KL Amsterdam

Fax:                +31 20 5418723

Attention:      General Counsel

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

1 New Fetter Lane

London EC4A 1AN

Fax:                +44 20 7959 8950

Attention:      Robert Schlein

(c) A Notice to any Purchasers shall be sent to such party at the following address, or such other Person or address as the Purchasers’ Representative may notify to the Sellers’ Representative from time to time:

CB Richard Ellis Group, Inc.

11150 Santa Monica Blvd., Ste. 1600

Los Angeles, CA 90025

Fax:                (310) 405-8925

Attention:      General Counsel

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017-3909

Fax:                (212) 455-2502

Attention:      William Dougherty

(d) A Notice shall be effective upon receipt and shall be deemed to have been received:

(i) at the time of delivery, if delivered by hand, registered post or courier; or

(ii) at the time of transmission in legible form, if delivered by fax.

Section 10.2 No Assignment. (a) This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns. None of the parties may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other party, except as provided in this Section 10.2. Notwithstanding the foregoing: (i) the Sellers’ Representative may, without consent of the Purchasers’ Representative, assign any and all of its rights, benefits and obligations under this Agreement to one or more of its direct or indirect, wholly-owned subsidiaries (other than any Target Company) or Affiliates; provided that such assignment shall not adversely affect any member of the Purchasers’ Group (including any adverse Tax consequence); provided further that any such assignment shall not relieve the Sellers’ Representative of its obligations hereunder or the obligations of the Sellers’ Guarantor under Section 5.17; and (ii) the Purchasers’ Representative may, without consent of the Sellers’ Representative, assign, pledge or otherwise transfer its rights, benefits and obligations under this Agreement in accordance with the provisions of Section 10.2(b) to (d), provided that such assignment shall not adversely affect any member of the Sellers’ Group (including any adverse Tax consequence).

(b) The Purchasers’ Representative shall be entitled to nominate, by notice in writing to the Sellers’ Representative at any time up to three (3) Business Days prior to the Closing one or more Persons to purchase the Sale Assets or Shares, provided that such nomination shall not adversely affect any member of the Sellers’ Group (including any adverse Tax consequence). If notice is given with respect to the Sale Assets, such purchaser shall be an “Asset Purchaser” under this Agreement. If notice is given with respect to the Shares, such purchaser shall be a “Purchaser” under this Agreement.

(c) Any Person nominated pursuant to Section 10.2(b) shall be an Affiliate of the Purchasers’ Parent Company and for the avoidance of doubt its obligations shall be guaranteed by the Purchasers’ Parent Company under Section 5.18.

(d) Any Person nominated pursuant to Section 10.2(b) shall, prior to Closing, enter into a joinder agreement in all material respects in the form set forth in Annex 17 (Form of Joinder Agreement).

Section 10.3 Whole Agreement; Conflict with Other Transaction Documents. (a) This Agreement, the other Transaction Documents and the Confidentiality Agreement contain the whole agreement between the parties relating to the subject matter of this Agreement to the exclusion of any terms implied by Law which may be excluded by contract and supersede any previous written or oral agreement between the parties in relation to the matters dealt with herein and therein.

(b) Each Purchaser acknowledges that it has not been induced to enter this Agreement by any representation, warranty assurance, commitment, statement or undertaking not expressly incorporated into it and agrees that it will not contend to the contrary.

(c) So far as is permitted by Law, each Purchaser agrees and acknowledges that its only right and remedy in relation to any provision of this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute) including any right to rescind this Agreement.

(d) If there is any inconsistency between the terms of this Agreement and any other Transaction Document, this Agreement shall prevail (as between the parties to this Agreement and as between any other members of the Sellers’ Group and any other members of the Purchasers’ Group) to the extent of the inconsistency, unless otherwise expressly agreed.

Section 10.4 Announcements. No member of either the Purchasers’ Group or the Sellers’ Group shall, and they shall cause the other members of the Purchasers’ Group and the Sellers’ Group, respectively, not to, issue any press release or make any written public announcement relating to the subject matter of this Agreement prior to the Closing Date without the prior review and written approval of (in the case of any press release or written public announcement by a member of the Purchasers’ Group) the Sellers’ Representative or (in the case of any press release or written public announcement by a member of the Sellers’ Group) the Purchasers’ Representative; provided, however, that any member of the Sellers’ Group or the Purchasers’ Group or their respective Affiliates may make any public disclosure it believes in good faith, after consultation with legal counsel, is required by applicable Law or any listing or trading agreement concerning its publicly-traded securities (in which case the Representative of the disclosing party (being either the Sellers’ Representative or the Purchasers’ Representative, as applicable) will use its reasonable best efforts to consult with the Representative of the other party (being the other of the Sellers’ Representative or the Purchasers’ Representative, as applicable)) before making the disclosure and to allow such other party’s Representative to review the text of the disclosure before it is made.

Section 10.5 Costs. (a) Except as otherwise provided herein (including Section 5.10 and Section 5.20), the Sellers shall bear all costs incurred by them or any of the Target Companies in connection with the preparation, negotiation and execution of this Agreement and the other Transaction Documents and the sale of the Shares and the Sale Assets, including the fees, expenses and disbursements of their counsel and independent public accountants.

(b) Except as otherwise provided herein (including Section 5.10 and Section 5.20), the Purchasers shall bear all such costs incurred by them in connection with the preparation, negotiation and execution of this Agreement and the other Transaction Documents and the purchase of the Shares and the Sale Assets including the fees, expenses and disbursements of their counsel and independent public accountants.

Section 10.6 Further Assurances. (a) Without prejudice to Article VI (Conditions to Closing) and Section 2.13(b) (Deliveries and Actions by the Sellers’ Representative), each of the parties shall from time to time execute, or procure the execution of, such documents and instruments as any party may reasonably require to transfer the Shares and the Sale Assets to the Share Purchasers and the Asset Purchasers in accordance with the terms and provisions of this Agreement.

(b) Notwithstanding anything to the contrary contained in this Agreement, with respect to any Advisory Contract that Seller reasonably believes will become an Excluded Advisory Contract, the Purchasers’ Representative agrees to reasonably consider alternative structuring arrangements proposed by Sellers’ Representative for any such Advisory Contract prior to the Closing.

Section 10.7 Governing Law; Injunctive Relief; Consent to Jurisdiction; Waiver of Trial by Jury. (a) THE AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO ANY PRINCIPLES OF CONFLICTS OF LAW THAT WOULD HAVE THE EFFECT OF GIVING EFFECT TO THE LAWS OF ANOTHER JURISDICTION). Each party acknowledges that it would be impossible to determine the amount of damages that would result from any breach of any of the provisions of this Agreement and that the remedy at law for any breach, or threatened breach, of any of such provisions would likely be inadequate and, accordingly, agrees that each other party shall, in addition to any other rights or remedies which it may have, be entitled to seek such equitable and injunctive relief as may be available from any court of competent jurisdiction to compel specific performance of, or restrain any party from violating, any of such provisions. In connection with any action or proceeding for equitable and injunctive relief permitted hereunder, each party hereby waives the claim or defense that a remedy at Law alone is adequate and agrees, to the maximum extent permitted by law, to have each provision of this Agreement specifically enforced against it, without the necessity of posting bond or other security against it, and consents to the entry of equitable and injunctive relief against it enjoining or restraining any breach or threatened breach of such provisions of this Agreement.

(b) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Federal district court for the Southern District of New York or the courts of the State of New York sitting in the Borough of Manhattan in connection with any dispute that arises out of this Agreement or any of the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any other agreement contemplated hereby or any of the Transactions in any court other than the Federal district court for the Southern District of New York or the courts of the State of New York sitting in the Borough of Manhattan unless venue would not be proper under rules applicable in such courts. Notwithstanding the previous sentence, a party may commence any such action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(c) EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS.

Section 10.8 Counterparts. This Agreement may be executed in one or more counterparts, including via facsimile or electronic email transmission of a copy, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

Section 10.9 Headings. The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

Section 10.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.11 Joint Negotiation. The parties hereto have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 10.12 Sellers’ Representative. Each Seller hereby irrevocably appoints the Sellers’ Representative as its representative to act on its behalf for all purposes under this Agreement, including for the purposes of:

(a) delivering payment instructions to the Purchasers’ Representative in connection with the payment of sums due hereunder and thereunder;

(b) accepting notices on its behalf;

(c) taking any and all actions that may be necessary or desirable, as determined by the Sellers’ Representative in its absolute discretion, in connection with payment of the costs and expenses incurred in relation to the sale of the Shares and the Sale Assets;

(d) exercising exclusively on its behalf any right given to it under this Agreement (including under Article VIII (Survival; Indemnification; Certain Remedies)), which exercise shall be binding on it; and

(e) generally taking any and all actions and doing any and all other things provided in or contemplated by this Agreement to be performed by it,

and shall refrain from doing anything inconsistent with any of the Sellers’ Representative’s actions taken in its capacity as its representative.

Section 10.13 Purchasers’ Representative. Each Purchaser hereby irrevocably appoints the Purchasers’ Representative as its representative to act on its behalf for all purposes under this Agreement, including for the purposes of:

(a) delivering payment instructions to the Sellers’ Representative in connection with the payment of sums due hereunder and thereunder;

(b) accepting notices on its behalf;

(c) taking any and all actions that may be necessary or desirable, as determined by the Purchasers’ Representative in its absolute discretion, in connection with payment of the costs and expenses incurred in relation to the purchase of the Shares and the Sale Assets;

(d) exercising exclusively on its behalf any right given to it under this Agreement (including under Article VIII (Survival; Indemnification; Certain Remedies)), which exercise shall be binding on it; and

(e) generally taking any and all actions and doing any and all other things provided in or contemplated by this Agreement to be performed by it,

and shall refrain from doing anything inconsistent with any of the Purchasers’ Representative’s actions taken in its capacity as its representative.

Section 10.14 Amendments. Any provision of this Agreement may be amended if, and only if, such amendment is in writing and signed by and on behalf of the Sellers’ Representative, the Purchasers’ Representative, the Sellers’ Guarantor and the Purchasers’ Parent Company. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.15 Payments. (a) Wherever in this Agreement provision is made for a payment to be made or caused by any Seller to any Purchaser, member of the Purchasers’ Group, or Target Company, as the case may be, such payment shall be made by the Sellers’ Representative for itself and on behalf of the relevant Seller to the Purchasers’ Representative for itself and on behalf of the relevant Purchaser or Target Company.

(b) Wherever in this Agreement provision is made for a payment to be made or caused by any Purchaser or Target Company to any Seller or member of the Sellers’ Group, such payment shall be made by the Purchasers’ Representative for itself and on behalf of the relevant Purchaser or Target Company to the Sellers’ Representative for itself and on behalf of the relevant Seller or member of the Sellers’ Group.

(c) Except to the extent otherwise expressly provided in this Agreement, all payments to be made under this Agreement shall be made in full, without any set off or deduction for or on account of any counterclaim.

(d) Any payment to be made under this Agreement (including, for the avoidance of doubt, payments under Section 2.5 and Section 2.6 shall be effected by crediting for same day value the account specified by the Sellers’ Representative or the Purchasers’ Representative (as the case may be) on behalf of the party entitled to the payment on or before the due date for payment.

(e) Payment of a sum in accordance with this Section 10.15 shall be a good discharge to the payer (and those on whose behalf such payment is made) of its obligation to make such payment and the payer (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

Section 10.16 No Benefit to Third-Parties; No Recourse. Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the parties and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement. Only the parties that are signatories to this Agreement (and their permitted successors and assigns) shall have any obligation or liability under, in connection with, arising out of, resulting from or in any way related to this Agreement, any other Transaction Documents, the Transactions, or any other matter contemplated hereby or thereby, or the process leading up to the execution and delivery of this Agreement, any other Transaction Document and the Transactions, subject to Article VIII and this Article X and other provisions of this Agreement. Without limitation to the generality of the foregoing, in no event shall there be any recourse to any other Person and, notwithstanding that any party hereto or any of their successors or permitted assigns may be a corporation, a partnership or a limited liability company, no recourse hereunder shall be had against any former, current or future director, officer, agent, Affiliate, portfolio company, employee, general or limited partner, member, manager or shareholder or other Representative of any party or any of their successors or permitted assigns or any former, current or future director, officer, agent, Affiliate, portfolio company, employee, general or limited partner, member, manager or shareholder or other Representative of any of the foregoing (any of the foregoing, a “Related Person”), whether by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, or for any other recourse whatsoever (whether at law or in equity, and including, without limitation, any of the remedies referred to in Section 8.13 of this Agreement or tort or other claims of any kind) it being expressly agreed and acknowledged, for the further avoidance of doubt and without limitation to any of the foregoing, that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Related Person, as such, for any obligations of the parties or any of their successors or permitted assigns under this Agreement or for any claim based on, in respect of, or by reason of, this Agreement, any other Transaction Document, the Transaction or any other matter contemplated hereby or thereby, or the process leading up to the execution and delivery of this Agreement, any other Transaction Document and the Transaction.

Section 10.17 Fulfillment of Obligations. Any obligation of Sellers’ Representative, any member of the Sellers’ Group or any Target Company to the Purchasers’ Representative or any member of the Purchasers’ Group under this Agreement, which obligation is performed, satisfied or fulfilled completely by an Affiliate of the Sellers’ Representative, the Sellers’ Group or any Target Company, shall be deemed to have been performed, satisfied or fulfilled by the Sellers’ Representative, any member of the Sellers’ Group or any Target Company, as the case may be.

IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

CB RICHARD ELLIS GROUP, INC., as Purchasers’ Parent Company, solely for purposes of Section 5.18 of the Agreement:

By:	/s/ Brett White
	Name:	Brett White
	Title:	Chief Executive Officer

[Signature Page to CRES SPA]

CB RICHARD ELLIS, INC., as Purchasers’ Representative and Share Purchaser

By:	/s/ Brett White
	Name:	Brett White
	Title:	Chief Executive Officer

[Signature Page to CRES SPA]

CB RICHARD ELLIS INVESTORS, L.L.C., as Asset Purchaser

By:	/s/ Brett White
	Name:	Brett White
	Title:	Chief Executive Officer

[Signature Page to CRES SPA]